



MARTHA STEWART LIVING OMNIMEDIA

Received SEC

APR 0 9 2008

Washington, DC 20549

2007 ANNUAL REPORT

2008 NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

PROCESSED

APR 1 1 2008

THOMSON
FINANCIAL

SEC
Mail Processing
Section

APR 10 2008

Washington, DC
104

A Letter
From Susan
And Charles

Dear Fellow Stockholders,

Martha Stewart Living Omnimedia crossed an important threshold in 2007: after two years of successful rebuilding and strategic investment, we returned to profitability and positive cash flow from operations. Revenues were up an impressive 14% for the year, with broad-based growth from both our existing brand franchises and our newer initiatives. We emerged as a healthier and more diverse company; and as we are already demonstrating in early 2008, we are solidly on track to deliver another profitable year and sustainable growth going forward.

Our results for 2007 are a direct outcome of progress made across all of our key businesses:

- Advertising revenue from Publishing showed stellar growth, up 28% in 2007, with flagship brands like *Martha Stewart Living* showing strong increases in both ad pages and revenue.
- We launched several new merchandising partnerships, including our *Martha Stewart Collection* at Macy's and the *Martha Stewart Crafts* line, which we expect will become important revenue contributors going forward.
- Our Internet platform is demonstrating accelerating growth in all key metrics with unique visits, page views, and advertising revenue showing significant increases through the final months of 2007 and into early 2008.
- And in Broadcasting — which we rely on as a megaphone for the brand — the improvements we made to *The Martha Stewart Show* last fall have resulted in September to December ratings improvement, a more attractive demographic profile, and stronger revenue from product integrations. NBC Universal recently demonstrated its confidence in the show by renewing the series for a fourth season.

Martha Stewart's omnimedia vision began with a landmark magazine, a unique how-to television show, and a groundbreaking merchandising business with Kmart. Today, it has grown into a portfolio of more than 25 businesses and lifestyle brands. Many of these distinct brands carry the Martha Stewart mark, but we have also been branching out beyond the core with the 2004 purchase of *Body + Soul* magazine and our recent acquisition of the Emeril Lagasse brand. By leveraging these brands across our "omni-platforms" — publishing, merchandising, internet and broadcast — we can continue on a path of disciplined, diversified growth.

The Emeril acquisition is a perfect example of how we are diversifying our business while staying true to what we do best. Emeril is one of the best-known brands in food-related content and merchandise. His popular television programs, *The Essence of Emeril* and *Emeril Live*, reach more than 85 million TV households daily, and a new show for Discovery Networks will launch in June. Beyond his media presence, Emeril has found his way into consumers' homes through the sale of more than 4 million cookbooks and an array of quality cooking products. His company's lean, profitable business model will immediately contribute to our Company's earnings, and together we are forging ahead on a strategy to grow the brand and its businesses.

This brand management approach reflects our continuing conviction that our "omni-platform" structure makes the whole more valuable than the sum of its parts. To truly deliver on this "omni" promise, the Company made a strategic decision to invest in rebuilding our digital platform, and in 2007 we relaunched the new *marthastewart.com*. The website is now driving very strong user metrics and revenue growth — and it's also helping to accelerate our cross-platform sales. Our "omni" model not only helps differentiate MSLO from our competitors, but also adds resiliency to our business during downturns in the advertising marketplace. While market visibility this year remains cloudy, our results thus far suggest that we will continue to see ad revenue growth in 2008.

Our strategic agenda for 2008 remains consistent and clear. We will seek to:

- Enrich our customers' lives with original, how-to ideas and beautiful, high-quality products
- Grow our new merchandising programs by fine-tuning assortments and expanding distribution
- Leverage our "omni" advantage to capture a greater share of ad dollars across all of our media businesses
- Drive digital growth
- Maximize returns on key franchises where customer and marketer interest is strong: Food, Weddings, Whole Living, and Holiday
- Continue to diversify our brand portfolio

By turning key content verticals into cross-platform franchises, we are leveraging stand-alone assets and driving a greater return on investment. Our Weddings initiative is a perfect example of this. Early this year we acquired approximately 40% of the equity in WeddingWire, whose innovative suite of online tools and applications will enable engaged couples to plan, organize, and book their weddings on marthastewart.com. We already have the best-selling bridal magazine, *Martha Stewart Weddings*; our *Martha Stewart Collection* has become the top brand on Macy's wedding registry; and in July, *Martha Stewart Crafts* will launch a unique assortment of decorating and party items for brides. With our omnimedia platforms to cross-promote these ventures, and our core content team cross-developing ideas, we are in a unique position to capture a much greater share of the vibrant weddings market. Food, Holiday and Whole Living hold equally strong potential.

As we execute on these opportunities, we would like to acknowledge the contributions of our team, which continues to grow in strength and stature. In 2007, we recruited an outstanding new President of Media, Wenda Harris Millard. A former member of our board and previously Chief Sales Officer of Yahoo!, Wenda joins a strong executive team, including President of Merchandising Robin Marino, President of Broadcasting Sheraton Kalouria and Chief Creative Officer Gael Towey. We appreciate their hard work and that of our fantastic employees across the MSLO organization. We are equally grateful for the insight from our excellent Board, including our newest Directors, Charlotte Beers and Todd Slotkin, and our outgoing Directors, Jill A. Greenthal and Bradley E. Singer. Finally, and most importantly, we thank you, our valued shareholders, for your continued support.

Martha Stewart Living Omnimedia returned to profitability last year. We're a more diverse, healthier company focused on building and expanding a portfolio of lifestyle brands that can be leveraged across a unique collection of media and merchandising platforms. The popularity of these brands, the positive business momentum we've established, and our strong balance sheet will allow us to take advantage of growth opportunities in the years ahead, and continue to deliver on our promise to you.

Sincerely,

Susan Lyne
President and Chief Executive Officer

Charles Koppelman
Chairman of the Board

A Letter
From Martha

Dear Fellow Stockholders,

Every year, I welcome the opportunity to write to all of you. It's a moment to take stock, to cast a backward glance at all that we accomplished in the year just passed and to look ahead. I feel very good about where we are at this moment in our company's history. As Susan and Charles described in their letter, 2007 was a year in which we launched many exciting business initiatives. Along with our more established brands, we expect these new initiatives to carry us into a productive and rewarding future.

The future is already under way at our company. I wish you could experience the energy and excitement coursing through our creative headquarters, a former warehouse built in Manhattan in the early 1930s. The open workspace is flooded with light and buzzing with activity. Our designers add fresh color ideas to our inspiration boards. Our *Weddings* team finalizes the layout for an upcoming issue. Our Internet group devises a new online experience for our marthastewart.com website. Our cooks test yet another delicious new recipe. The enthusiasm is palpable — and we work hard to have that come across in all that we do and offer.

If you were to visit our offices, you would notice that many of our employees have a sheet of paper with a list of words affixed to their bulletin boards. We call these our "MSLO Brand Words." I'd like to share these words with you: educational, essential, inspiring, meaningful, beautiful, celebratory, timeless, contemporary, classic, authentic, distinctive, unique, surprising, inventive, detailed, thoughtful, innovative, practical, healthful, functional, well-made, affordable, aspirational. Together, they form a kind of lexicon for our brand. They describe everything we create at our company — and, as important, what consumers expect from us.

The word "inspiring" has special resonance. At MSLO, we are always seeking and discovering new sources of inspiration, and we do our best to *be* that source for consumers. It is impossible to predict when and where inspiration will strike, but we often find it in the most common and most unexpected of things and objects and places. At our company, nineteenth-century carved-lava cameo jewelry, green matcha tea, and even the fur of my cats and dogs inspire new paint colors. An old tobacco leaf sorter is reimagined as an elegant spice rack. The rich texture of antique faux-bois garden furniture can give rise to a story in *Martha Stewart Living,* and then find expression in a wedding cake, wrapping paper, an area rug, or even bathroom accessories.

The strength of our brand can be attributed to many things: our fabulous team, our inspiring ideas, and the high quality of our products. But the most important is our passionate customer connection. Every month, millions of consumers read our magazines, watch our television programs, listen to our radio shows, visit our website, and purchase our products. Everything we produce is created with an eye on what they want and need. And we know that we are meeting these criteria because our customers tell us. They send letters, e-mail, and online comments. Inspired by our content, they share photographs of family celebrations, holiday gatherings, and other projects. I am delighted to know that our work is touching our customers' lives in such personal and meaningful ways.

I continue to be proud of our *Martha Stewart Everyday* program at Kmart. I am also very excited about all the wonderful new product lines we introduced last year. It is a broad range — from our *Martha Stewart Collection* of home products exclusively at Macy's; to our co-branded food line with Costco; to our *Martha Stewart Crafts* line of paper-based crafting and storage supplies. In addition, we now offer consumers an expanded home-decorating assortment. Each complements the other — our new *Martha Stewart Rugs* with Safavieh; *Martha Stewart Lighting* with Generation Brands; branded carpet tiles with FLOR; our *Martha Stewart Colors* paint palette with Lowe's; and *Martha Stewart Furniture* with Bernhardt. All of these beautiful products are designed with tremendous care and attention to detail.

As I noted in last year's letter, I am first and foremost a teacher. And as a teacher, I want nothing more than to provide consumers with the knowledge and direction they need to achieve their desired goals. As I write this letter, we are deep in the editing of our latest book, *Martha Stewart's Cooking School*, which Clarkson Potter is expected to publish this fall. I envision this book as an essential handbook for both the beginner and for the more accomplished cook who wants to acquire some new skills, much as Julia Child's *Mastering the Art of French Cooking* was an indispensible guide for those interested in learning how to prepare Gallic cuisine in the 1960s and '70s. This remarkable woman demystified the process of preparing classic dishes and did it in a straightforward and accessible way. That is our mission with *Martha Stewart's Cooking School*. And it is our mission across all of our creative content. We want consumers to look to us for fresh ideas and step-by-step instructions, knowing that we will help them succeed and knowing that we are available whenever and wherever they choose — in our magazines and books, on television and radio, or on the Internet.

The Internet has expanded our reach and allows us to engage our audience in an especially direct and timely fashion. On *marthastewart.com*, you can collect and organize favorite recipes and articles. You can share your thoughts and interests with others at what we call Community Table, our version of Web 2.0. You can participate in online workshops with our experts. You can even read and post comments about the goings on in my life and on my farm on my aptly named blog, "Up Close and Personal." All of this contributes to a powerful sense of connectedness that enriches and enhances our community.

As we continue to extend our community — online and off — I'd like to thank you, our stockholders, for your continuing belief in our company and all that it represents. As our company's founder and a very large stockholder, I am as focused as all of you on our future. I also want to thank our business partners who share our standards and our commitment to creating well-designed products as beautiful as they are useful. In addition, I'd like to extend a note of gratitude to our readers, viewers, listeners, and users — all of whom are valued members of our community — and to the extraordinary MSLO team, which continues to thrive and flourish.

I was thrilled to announce recently that my good friend Chef Emeril Lagasse is joining our extended MSLO family. I've known and admired Emeril for more than 20 years and look forward to collaborating with him as we further develop the Emeril brand and grow our company.

In closing the year, we said goodbye to someone who has been an important influence in my life and a valued presence in our magazines and on our television shows. My mother, Martha Kostyra, passed away after a stroke. Her memory lives on not only in my life but in the heart and soul of our company. MSLO embodies so many of the lessons my mother taught me about the importance of home and history and family and tradition. Her life is an affirmation of the values our company embraces and celebrates, and an exhortation to make the most of each and every day.

Martha Stewart

Martha Stewart
Founder

FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

MARTHA STEWART LIVING OMNIMEDIA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number 001-15395

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**52-2187059**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
11 West 42nd Street, New York, New York	**10036**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 827-8000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, Par Value $0.01 Per Share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the number of shares outstanding and using the price at which the stock was last sold on June 30, 2007, was $408,967,135.*

*Excludes 2,938,623 shares of our Class A Common Stock, and 26,722,032 shares of our Class B Common Stock, held by directors, officers and our founder, as of June 30, 2007. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the Company, or that such person controls, is controlled by or under common control with the Company.

Number of Shares Outstanding As of March 10, 2008:
27,129,447 shares of Class A Common Stock
26,690,125 shares of Class B Common Stock

Documents Incorporated by Reference.
Portions of Martha Stewart Living Omnimedia, Inc.'s Proxy Statement for Its 2008 Annual Meeting of Stockholders are Incorporated by Reference into Part III of This Report.

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	3
	Overview	3
	History	4
	Publishing	4
	Merchandising	6
	Internet	10
	Broadcasting	11
	Intellectual Property	12
	Available Information	12
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	19
Item 2.	Properties	19
Item 3.	Legal Proceedings	20
Item 4.	Submission of Matters to a Vote of Security Holders	20
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	20
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosure About Market Risk	43
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	43
Item 9A.	Controls and Procedures	44
Item 9B.	Other Information	46
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	46
Item 11.	Executive Compensation	46
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	46
Item 13.	Certain Relationships and Related Transactions, and Director Independence	46
Item 14.	Principal Accountant Fees and Services	46
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	47
	Signatures	51
Index to Consolidated Financial Statements, Financial Statement Schedules and Other Financial Information		F-1
Report of Independent Registered Public Accounting Firm		F-2
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005		F-3
Consolidated Balance Sheets at December 31, 2007 and 2006		F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005		F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005		F-6
Notes to Consolidated Financial Statements		F-7
Financial Statement Schedule: II — Valuation and Qualifying Accounts for the years ended December 31, 2007, 2006 and 2005		F-30
Exhibits		E-1
2008 Proxy Statement		PS-1

In this Annual Report on Form 10-K, the terms "we," "us," "our," "MSO" and the "Company" refer to Martha Stewart Living Omnimedia, Inc. and, unless the context requires otherwise, Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that, prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

FORWARD-LOOKING STATEMENTS

All statements in this Annual Report on Form 10-K, except to the extent describing historical facts, are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent our current beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. These statements often can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "potential" or "continue" or the negative of these terms or other comparable terminology. Our actual results may differ materially from those projected in these statements, and factors that could cause such differences include those factors discussed in "Risk Factors" as detailed in Item 1A of this Annual Report on Form 10-K, as well as other factors, including those discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements herein speak only as of the date of filing of this Annual Report on Form 10-K. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the Securities and Exchange Commission.

PART I

Item 1. *Business.*

OVERVIEW

We are an integrated media and merchandising company providing consumers with inspiring lifestyle content and well-designed, high-quality products. The company is comprised of four business segments: Publishing, Merchandising, Internet and Broadcasting, a combination that enables us to cross-promote our content and products.

Our growth strategy is three-pronged:

- Continue to increase advertising on our media platforms, including publishing, broadcasting and online, through cross-platform, omnimedia initiatives;
- Leverage our brands through merchandising relationships; and
- Create, launch and/or acquire new brands

As part of our brand acquisition strategy, we recently announced our agreement to acquire all the assets related to Chef Emeril Lagasse's businesses, other than his restaurants and corporate office (subject to certain closing conditions), in exchange for approximately $45 million in cash and $5 million in our Class A Common Stock and an additional payment of up to $20 million based upon the achievement of certain operating metrics in 2011 and 2012.

The media and merchandise we create generally encompasses eight core areas:

- Cooking and Entertaining (recipes, techniques, and indoor and outdoor entertaining)
- Holidays (celebrating special days and special occasions)
- Crafts (how-to projects)
- Home (decorating, collecting and renovating)
- Whole Living (healthy living and sustainable practices)
- Weddings (all aspects of planning, celebrating and commemorating a wedding)

- Organizing (homekeeping, petkeeping, clotheskeeping, restoring and other types of domestic maintenance)
- Gardening (planting, landscape design and outdoor living)

As of March 10, 2008, we had approximately 760 employees. Our revenues from foreign sources were $12.3 million, $15.6 million and $9.3 million in 2007, 2006 and 2005, respectively. Substantially all of our assets are located within the United States.

HISTORY

Martha Stewart published her first book, *Entertaining*, in 1982. Over the next eight years she became a well-known authority on the domestic arts, authoring eight more books on a variety of our core content areas. In 1991, Time Publishing Ventures, Inc. ("TPV"), a subsidiary of Time Inc., launched *Martha Stewart Living* magazine with Ms. Stewart serving as its editor-in-chief. In 1993, TPV began producing a weekly television program, *Living*, hosted by Ms. Stewart. In 1995, TPV launched a mail-order catalog, *Martha by Mail*, which made available products featured in, or developed in connection with, the magazine and television program. In late 1996 and early 1997, a series of transactions occurred resulting in MSLO LLC acquiring substantially all Martha Stewart-related businesses. Ms. Stewart was the majority owner of MSLO LLC; TPV retained a small equity interest in the business. On October 22, 1999, MSLO LLC merged into MSO, then a wholly owned subsidiary of MSLO LLC. Immediately following the merger, we consummated an initial public offering.

BUSINESS SEGMENTS

Our four business segments are described below. Additional financial information relating to these segments may be found in Note 15 to our Consolidated Financial Statements.

PUBLISHING

In 2007, our Publishing segment accounted for 56% of our total revenues, consisting of operations related to magazine and book production. Revenues from magazine advertising and circulation represented approximately 58% and 39%, respectively, of the segment's revenues in 2007.

Magazines

Martha Stewart Living. Our flagship magazine, *Martha Stewart Living*, is the foundation of our publishing business. Launched in 1991 as a quarterly publication with a circulation of 250,000, we currently publish *Martha Stewart Living* on a monthly basis with a rate base of 2 million, effective January 1, 2008. The magazine appeals primarily to the college-educated woman between the ages of 25 and 54 who owns her principal residence. *Martha Stewart Living* offers lifestyle ideas and original how-to information in a highly visual, upscale editorial environment. The magazine has won numerous prestigious industry awards and generates a substantial majority of our magazine revenues, primarily from advertising revenue.

Everyday Food. We launched *Everyday Food* in September of 2003 after publishing four test issues. This digest-sized magazine featuring quick, easy recipes was created for the supermarket shopper and the everyday cook. *Everyday Food* targets women ages 25 to 49, and is intended to broaden our consumer audience while developing a new brand and diversifying our revenue.

Martha Stewart Weddings. We launched *Martha Stewart Weddings* in 1994, originally as an annual publication. In 1997, it went to semi-annual publication and became a quarterly in 1999. *Martha Stewart Weddings* targets the upscale bride and serves as an important vehicle for introducing young women to our brands. *Martha Stewart Weddings* is distributed primarily through newsstands.

Body + Soul. In August 2004, we acquired certain assets and liabilities of *Body + Soul* magazine and *Dr. Andrew Weil's Self Healing* newsletter ("Body & Soul Group"), which are publications featuring "natural living" content. The magazine generates both advertising and circulation revenue, while the newsletter generates substantially all of its revenue from subscriptions. Body & Soul Group also sells a limited line of merchandise related to "natural living," which we record as publishing revenue attributed to *Body + Soul.*

Blueprint: Design Your Life. In 2006, we began testing a new magazine called *Blueprint: Design Your Life.* Geared to women ages 25-39, *Blueprint* targeted a different demographic than our core consumer, while maintaining our distinctive "how-to" approach, covering home, fashion, and beauty. After two test issues in 2006 and six in 2007, we decided to discontinue publishing the title on a stand-alone basis after the January/February 2008 issue.

Magazine Summary

Certain information related to our 2007 issues of subscription magazines is as follows:

Title	Description	Yearly Frequency	2007 Rate Base *
Martha Stewart Living	Home and women's lifestyle	12	1,950,000
Everyday Food	Cooking	10	875,000
Martha Stewart Weddings	Weddings	5**	N/A ***
Body + Soul	Whole living	8****	450,000
Blueprint	Women's lifestyle	6*****	400,000

* Current 2008 rate bases are: *Martha Stewart Living* (2,000,000); *Everyday Food* (900,000); and *Body + Soul* (550,000)

** 2007 included one special issue of *Martha Stewart Weddings: Special Color Issue*

*** Does not have a stated rate base.

**** 2008 yearly frequency will increase to 10 issues of *Body+ Soul*

***** *Blueprint* was launched in May 2006 and discontinued as a stand-alone publication after the January/February 2008 issue.

Special Interest Publications. In addition to our periodic magazines, we publish certain special interest magazine editions. We began with one in 1998 and published nine in 2007. Our Special Interest Publications provide in-depth advice and ideas around a particular topic in one of our core content areas, allowing us to leverage our distribution network to generate additional revenues. Our Special Interest Publications can be sponsored by a single advertiser, multiple advertisers, or contain no advertising; and may be sold at newsstands and/or distributed to subscribers with issues of *Martha Stewart Living.* In 2007, we published *Good Things for the Kitchen, Martha Stewart Living: Outdoor Living, Good Things for Kids, Good Things for the Home, Martha Stewart Holiday: Halloween, Everyday Food Holiday Baking* and three *Body + Soul* specials.

Magazine Production, Distribution and Fulfillment. We print most of our domestic magazines under agreements with R. R. Donnelly and currently purchase paper through an agreement with Time Inc. While paper for use in our magazines is widely available, volatility in the paper market is currently applying upward pressure on paper prices. We also expect to see a mid-year 2008 increase in postage expense. We use no other significant raw materials in our businesses. Newsstand distribution of the magazines is handled by Time Warner Retail, an affiliate of Time Inc., under a more favorable, revised agreement that expires with the December 2010 issue of *Martha Stewart Living.* We expect that prices charged for distribution through national wholesalers will increase in 2008. Subscription fulfillment services for our magazines are provided by Time Customer Services, another affiliate of Time Inc., under an agreement that expires in June 2014.

Books

In the second quarter of 2007, we announced a multi-year agreement with Clarkson Potter/ Publishers to publish 10 books beginning with *Martha Stewart Living Cookbook Volume I: The Original Classics; Martha Stewart Living Cookbook Volume II: The New Classics;* and *Martha Stewart's Wedding Cakes.* In the fourth quarter of 2007, we signed an amendment to the agreement with Clarkson Potter to deliver an additional two books for a total of 12 books to be published over multiple years. In addition to these 2007 titles, we have produced over 60 books including the recent best-sellers: *Martha Stewart's Homekeeping Handbook: The Essential Guide to Caring for Everything in Your Home; Everyday Food: Great Food Fast;* and *Martha Stewart's Baking Handbook.*

Competition

Publishing is a highly competitive business. Our magazines, books and related publishing products compete with other mass media and many other types of leisure-time activities. Competition for advertising dollars in magazine operations is primarily based on advertising rates as well as editorial and aesthetic quality, the desirability of the magazine's demographic, reader response to advertisers' products and services and the effectiveness of the advertising sales staff. *Martha Stewart Living* competes for readers and advertising dollars with women's service, decorating, cooking and lifestyle magazines and websites. *Everyday Food* competes for readers and advertising dollars with women's service and cooking magazines and websites. *Martha Stewart Weddings* competes for readers and advertising dollars primarily in the wedding service magazine category and websites. *Body + Soul* competes for readers and advertising dollars primarily with women's lifestyle and natural living magazines and websites. Our Special Interest Publications can compete with a variety of magazines depending on the focus of the particular issue.

Seasonality

Our Publishing segment can experience fluctuations in quarterly performance due principally to publication schedule variations from year to year, timing of direct mail expenses, delivery schedule of our long-term book contract, and other seasonal factors. *Martha Stewart Weddings* was published five times in 2007: three issues in the second quarter and two issues in the fourth quarter. Additionally, the publication schedule for our Special Interest Publications can vary and lead to quarterly fluctuations in the Publishing segment's results.

MERCHANDISING

Our Merchandising segment contributed 26% of our total revenues in 2007. The segment consists of operations relating to the design of merchandise and related packaging, promotional and advertising materials, and the licensing of various proprietary trademarks, in connection with retail programs conducted through a number of retailers and manufacturers. Pursuant to agreements with our retail and manufacturing partners, we are typically responsible for the design of all merchandise and/or related packaging, signage, advertising and promotional materials. Our retail partners source the products through a manufacturer base and are mostly responsible for the promotion of the product. Our licensing partners source and/or produce the branded products together with other lines they make or sell. Our licensing agreements require us to maintain no inventory and incur no meaningful expenses other than employee compensation.

Licensed Retail Partnerships

Martha Stewart Everyday at Kmart and Sears Canada

Martha Stewart Everyday is our mass-market brand. Currently, the label is associated with products that generally fall into the following categories: Home (which includes sheets, towels, pillows, bath accessories, window treatments and kitchen textiles); Garden (which includes outdoor furniture and accessories); Kitchen (which includes cookware, bakeware, utensils, dinnerware, flatware, and beverageware); Keeping (which includes organizational products relating to the pantry, closet and laundry); Decorating (which includes mirrors, picture frames, candles, and lamps); Ready-to-Assemble furniture (living, dining, bath and bedroom furniture); and Holiday (which includes artificial Christmas trees, decorating products, wrapping and ornaments).

In the United States and Canada, all of these products are sold under exclusive agreements. In the United States we have an exclusive license agreement with Kmart Corporation in the mass-market channel. In 2007, Kmart represented 76% of total revenues in our Merchandising segment and 21% of total Company revenues due principally to the contractual minimum guarantee (see "Management's Discussion and Analysis – Executive Summary" for details regarding our contract with Kmart). In Canada, we have an exclusive license agreement with Sears Canada, which launched the *Martha Stewart Everyday* brand label in September 2003.

We own the *Martha Stewart Everyday* trademark and generally retain all intellectual property rights related to the designs of merchandise, packaging, signage and collateral materials developed for the various programs.

Martha Stewart Collection at Macy's

In September 2007, we launched the *Martha Stewart Collection* exclusively at Macy's. The *Martha Stewart Collection* line encompasses a broad range of home goods, including bed and bath textiles, housewares, casual dinnerware, flatware and glassware, cookware, holiday decorating and trim-a-tree items. We own the *Martha Stewart Collection* trademark and generally retain all intellectual property rights related to the designs of the merchandise, packaging, signage and collateral materials developed for the various programs.

Martha Stewart at Costco

In December 2007, we introduced our first product as part of an agreement with Costco to sell prepared food co-branded with Costco's private label brand, Kirkland Signature. Our soups began selling in January 2008, and we anticipate launching a series of fresh, refrigerated and frozen food products throughout the year.

Martha Stewart Colors at Lowe's

In 2007, we launched a Martha Stewart-branded interior and exterior paint palette program called *Martha Stewart Colors*. The palette is available exclusively at Lowe's stores in the United States and Canada.

Martha Stewart Flowers with 1-800-Flowers

In 2007, we announced our partnership with 1-800-Flowers to create an exclusive, new, co-branded floral, plant and gift-basket program beginning in 2008. This licensing agreement will provide an opportunity to participate in the same-day delivery of the flowers market.

Digital Photography Products

In 2006, we began a two-year agreement with Kodak Imaging Network to develop a line of branded Martha Stewart personalized photo products. The product line includes cards, calendars (non-branded), photo-books and stickers. In 2007, we partnered with Shutterfly to offer Martha Stewart-branded photo-books and cards, although the parties will be phasing out this relationship during 2008. The financial results from the sales of these digital products were reported in the Internet segment through December 31, 2007. In 2008, the digital photography product business will be managed and reported in the Merchandising segment as a licensed retail partnership.

Licensed Manufacturing Partnerships

Martha Stewart Crafts

In May 2007, we launched *Martha Stewart Crafts* products at over 900 Michael's stores, and in August 2007, pursuant to our licensing relationship with EK Success, LTD and GTCR Golder Rauner, LLC, began distributing product to certain independent craft stores across the United States. In August 2007, we invested $10.0 million in an entity primarily funded by GTCR Golder Rauner that acquired Wilton Industries, Inc. and Dimensions Holding, LLC. The investment gives us a 3.8% ownership interest in the holding company of the new, combined entity, Wilton Products, Inc, which already owned EK Success. We also have a subordinated equity interest of 7.25% in the holding company of Wilton Products, the market value of which is contingent on reaching specific performance hurdles. In addition to our existing licensing relationship with EK Success, we also entered into a new licensing agreement with Wilton Industries. Through this arrangement, we will broaden our footprint in the crafts market by introducing licensed products in the following categories: food crafts; party favors; and weddings.

Martha Stewart Furniture with Bernhardt

We have had a Martha Stewart furniture program with the Bernhardt Furniture Company since 2003 and renewed that relationship at the end of 2007. Currently, merchandise produced under this relationship includes furniture for the living room, bedroom, and dining room, that is sold at furniture and department stores nationwide, including certain Macy's stores.

KB Home / Martha Stewart Homes

In October 2005, we entered into an agreement with KB Home, Inc. to design and style all interior and exterior components for 655 new homes in Cary, North Carolina. In February 2006, we announced an expanded agreement with KB, pursuant to which we are collaborating with KB on new home communities throughout the United States. As part of the expanded agreement, we also offer a range of design options, featured exclusively in KB Studios nationwide. In December 2007, we amended the terms of our relationship in the initial contract, accepting a one-time payment in exchange for certain promotional obligations.

Martha Stewart Fine China for Waterford Wedgwood

In January 2007, we announced a worldwide agreement with Waterford Wedgwood USA, Inc. to develop a fine china and crystal collection. The line launched in January 2008 exclusively at Macy's in the United States, and through macys.com, as part of the *Martha Stewart Collection* assortment of products.

Martha Stewart Lighting

In September 2007, we launched our *Martha Stewart Lighting* program through our agreement with Generation Brands, LLC, a manufacturer of leading brands of lighting. Our lighting and ceiling fans are available through independent lighting and furniture dealers.

Martha Stewart Area Rugs

In January 2007, we introduced our line of rugs through a licensing agreement with Safavieh, Inc., a leading manufacturer and importer of fine rugs. The *Martha Stewart Rugs* are sold at independent furniture and rug galleries and at certain Macy's stores.

Martha Stewart Carpet Tiles for FLOR

In July 2007, we introduced our *Martha Stewart Floor Designs* with FLOR, Inc., an eco-friendly manufacturer of residential, high-style modular floor coverings. FLOR manufactures the Martha Stewart–branded carpet tiles and sells direct to consumers as well as to retailers.

Summary of Retail and Merchandising License Agreements

License Partner	Basis For Royalties (a)	Expiration Date (b)
Kmart (Multiple product lines)	Retail sales	January 2010
Sears Canada (Multiple product lines)	Retail sales	August 2008
Macy's (Multiple product lines)	Retail sales	January 2013
Costco (Food)	Retail sales	December 2009
Lowe's (Paint)	Fee based upon gallons tinted from the *Martha Stewart Colors* palette	December 2009
1-800-Flowers	Retail sales	March 2011
EK Success (Crafts)	Sales (Retail and/or Wholesale)	March 2012
Wilton (Crafts)	Sales (Retail and/or Wholesale)	Five years after Launch
Bernhardt (Furniture)	Wholesale sales	December 2012
KB Home (Cary, NC)	(c)	(c)
KB Home (National Agreement)	Aggregate gross sales	February 2011
Waterford Wedgwood (China)	Wholesale sales	January 2013
Generation Brands (Lighting)	Wholesale sales	September 2010
Safavieh (Area Rugs)	Wholesale sales	July 2010
FLOR (Carpet Tiles)	Sales (Retail and/or Wholesale)	July 2010

(a) Basis for royalties is a summary of contractual agreements regarding the calculation of royalties but does not represent the basis for revenue recognition as several contracts contain minimum guarantee clauses or other revenue triggers that require specific accounting application (see Note 2 to Consolidated Financial Statements – Summary of Significant Accounting Policies).

(b) Expiration dates are typically a function of the launch date of the program. Therefore, these expiration dates are subject to change for products that have not been introduced to date. Certain contracts are subject to possible renewals.

(c) In December 2007, we amended the terms of our relationship with this initial KB Home contract, accepting a one-time payment in exchange for certain promotional obligations.

Competition

The retail business is highly competitive and the principal competition for all of our merchandising lines consists of competitors in the mass-market and department stores in which our Merchandising segment products are sold, including Wal-Mart, Target, Kohl's, JCPenney, Bed Bath & Beyond, Linens'n Things, Home Depot, BJ's and Sam's Club as well as other products in the respective product categories. Competitive factors include numbers and locations of stores, brand awareness and price. We also compete with the Internet businesses of these stores and other websites that sell similar retail goods. Competition in our flower business includes other online sellers as well as traditional floral retailers. Competition in our digital photo products business consists of other Kodak and Shutterfly digital products, as well as products in competing online photo sites.

Seasonality

Revenues from the Merchandising segment can vary significantly from quarter to quarter due to new product launches and the seasonality of certain product lines. In addition, we historically recognize a substantial portion of the revenue resulting from the difference between the minimum royalty amount under the Kmart contract and royalties paid on actual sales in the fourth quarter of each year, when the amount can be determined.

INTERNET

Our Internet segment represented 6% of our total revenues in 2007, resulting from three revenue streams: online ad sales primarily at *marthastewart.com*; product sales of *Martha Stewart Flowers*; and sales of digital photo products. In 2008, revenue from the Internet segment will be advertising driven, as sales of flowers and digital products will be managed and reported by our Merchandising segment.

In August 2004, we chose to discontinue *Martha By Mail* and its online product offerings, which historically had been included in the Internet segment. The last catalog was mailed in the fourth quarter of 2004, with all remaining inventory disposed of in early 2005.

Marthastewart.com

The *marthastewart.com* website offers recipes and how-to content, integrated across the Martha Stewart brands in the following categories: food, entertaining, holidays, home and decorating, crafts, gardening, weddings, kids and health. In 2007, we relaunched the site with a new, more user-friendly platform. The site relaunch and subsequent releases included the development of advanced search, community tools, and the creation of "most popular" modules which showcase our inspirational content and beautiful imagery. Advertising is the primary source of revenue for our site.

Martha Stewart Flowers

Originally launched in 1999 as *marthasflowers.com*, the new website *marthastewartflowers.com* continued to operate under the business model of providing fresh floral products shipped directly from farms to consumers. This business model enables customers to ship floral gifts overnight, delivering Martha Stewart–inspired designs with superior freshness. Product categories include grower's bunches, mixed bouquets, blooming plants, fresh wreaths and garlands. In 2007, we chose to partner with 1-800-Flowers to create an exclusive, new, co-branded floral, plant and gift-basket program beginning in 2008. This new, higher-margin licensing agreement will provide an opportunity to participate in the same-day delivery of the fresh flowers market. *Martha Stewart Flowers*, under this new agreement, will be managed and reported in the Merchandising segment in 2008 as a licensed retail partnership.

Digital Photo Products

In 2006, we began a two-year agreement with Kodak Imaging Network to develop a line of branded Martha Stewart personalized photo products. The product line includes cards, calendars (non-branded), photo-books and stickers. In 2007, we partnered with Shutterfly to offer Martha Stewart-branded photo-books and cards, although the parties will be phasing out this relationship during 2008. Our agreements with Kodak and Shutterfly provide for royalty payments based upon product sales. The agreement with Kodak also had a minimum guarantee which was completely recognized in 2006 and 2007. In 2008, the digital photo product business will be managed and reported in the Merchandising segment as a licensed retail partnership.

Competition

The online ad sales and flower businesses are highly competitive. *Marthastewart.com* competes with other how-to, food and lifestyle websites. Our challenge is to attract and retain users through an easy-to-use and content-relevant website. Competition for advertising revenue is based on the number of unique users we attract each month, the demographic profile of that audience and the number of pages they view on our site.

Seasonality

Revenues from our Internet segment can vary significantly from quarter to quarter. Advertising revenue on *marthastewart.com* is tied to traffic among other key factors and is typically highest in the fourth quarter of the year due to high advertiser demand to reach our audience demographic with their marketing messages, while revenue for *Martha Stewart Flowers* is tied to key holidays during the year.

BROADCASTING

Our Broadcasting business segment accounted for 12% of our total revenues in 2007. The segment consists of operations relating to the production of television programming, the domestic and international distribution of our library of programming in existing and repurposed formats, and the operations of our satellite radio channel. We generally own the copyrights for all content we produce for our television and satellite radio programs.

In September 2005, we launched *The Martha Stewart Show* – a syndicated daily lifestyle series hosted by Martha Stewart – which generates the majority of the segment's revenue. Filmed in front of a studio audience, the show consists of several segments, each featuring inspiring ideas and new projects from one or several of our core content areas. NBC Universal Domestic Television Distribution distributes the program domestically. In 2007, we announced that a fourth season of *The Martha Stewart Show* is expected to begin in September 2008. Because seasons run twelve months beginning and ending in the middle of September, the 2007 results include a large portion of season 2 and the first 16 weeks of season 3, which is currently airing in syndication. The Broadcasting segment previously produced the *Living* show, which ceased airing in September 2004. Revenues for *The Martha Stewart Show* currently are mostly comprised of advertising and product placement.

In November 2005, we launched the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio. Our channel provides programming designed for women listeners and their families, 24 hours a day, seven days a week. Under the terms of the four-year agreement, we receive a fixed revenue stream earned evenly over the life of the contract, with the potential for additional amounts based on certain subscriber and advertising based targets.

Everyday Food, a half-hour original series inspired by the magazine of the same name, airs weekly on PBS stations nationwide. Unlike revenues for *The Martha Stewart Show*, revenues for the

Everyday Food series are provided by underwriters. In 2008, we added a spin-off companion show, *Everyday Baking from Everyday Food*, which also airs weekly on PBS stations.

In 2007, we announced several agreements with Scripps-owned networks including the primetime rebroadcast of *The Martha Stewart Show* on the Fine Living channel on a one-day delay from the initial syndicated broadcast. We also have a new series, *Martha Stewart Crafts*, currently airing daily on the DIY channel, which is a "best of" compilation from the former *Living* show, featuring how-to crafting segments.

We began to offer, in October 2007, access to 10 hours of segments from our library of programming through an advertising-supported, free video-on-demand service. *Martha Stewart On Demand* is currently available to Comcast and Cox digital cable customers and is updated monthly with 50% refreshed content.

Competition

Broadcasting is a highly competitive business. Our television programs compete directly for viewers, distribution and/or advertising dollars with other lifestyle and how-to television programs, as well as with general programming on other television stations and all other competing forms of media. Overall competitive factors in this segment include programming content, quality and distribution as well as the demographic appeal of the programming. As in publishing, competition for television and radio advertising dollars is based primarily on advertising rates, audience size and demographic composition, viewer response to advertisers' products and services and effectiveness of the advertising sales staff. While the revenue from our radio business is contractually guaranteed, we compete for listeners with similarly themed programming on both satellite and terrestrial radio.

INTELLECTUAL PROPERTY

We use multiple trademarks to distinguish our brands, including *Martha Stewart Living, Martha Stewart Everyday, Martha Stewart Collection, Everyday Food, Martha Stewart Weddings, marthastewart.com, Martha Stewart Flowers, Body + Soul* and *wholeliving.com*. These and numerous other trademarks are the subject of registrations and pending applications filed by us for use with a variety of products and other content, both domestically and internationally, and we continue to expand our worldwide usage and registration of related trademarks. We file copyrights regarding our proprietary designs and editorial content on a regular basis. We regard our rights in and to our trademarks and materials as valuable assets in the marketing of our products and vigorously seek to protect them against infringement and denigration by third parties. We own and license the rights to many of these marks pursuant to an agreement between us and Ms. Stewart, which is described under Item 13 of this Annual Report on Form 10-K.

AVAILABLE INFORMATION

Our website can be found on the Internet at *www.marthastewart.com*. We have adopted a code of ethics applicable to our directors, officers (including our principal executive officer, principal financial and accounting officer and controller and persons performing similar functions) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website *www.marthastewart.com* and as Exhibit 14.1. Our proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as certain of our other filings with the Securities and Exchange Commission (the "SEC"), can be viewed and downloaded free of charge as soon as reasonably practicable after they have been filed with the SEC by accessing *marthastewart.com* and clicking on Investor Relations and SEC Filings. Please note that information on, or that can be accessed through, our website is not deemed "filed" with the SEC and is

not to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 1A. *Risk Factors*

A wide range of factors could materially affect our performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in this report, the following factors, among others, could adversely affect our operations:

Our success depends in part on the popularity of our brands and the reputation and popularity of our founder, Martha Stewart, and any adverse reactions to publicity relating to Ms. Stewart, or the loss of her services, could adversely affect our revenues, results of operations and our ability to maintain or generate a consumer base.

While we believe there has been significant consumer acceptance for our products as stand-alone brands, the image, reputation, popularity and talent of Martha Stewart remain important factors. Ms. Stewart's efforts, personality and leadership have been, and continue to be, critical to our success. While we have managed our business without her daily participation, for example, during the period of her incarceration resulting from a personal legal matter, the repeated diminution or loss of her services due to disability, death or some other cause, or any repeated or sustained shifts in public or industry perceptions of her, could have a material adverse effect on our business. In addition, our business may be adversely affected by Ms. Stewart's 2006 settlement with the SEC, which bars her until August 2011 from serving at the Company as a director, or as an officer with financial responsibilities.

Our Merchandising business currently relies heavily on revenue from a single source.

In 2007, we received approximately 76% of our Merchandising segment revenues and 21% of our total revenues from our licensing agreement with Kmart. For the twelve months ended January 31, 2008, we received guaranteed minimum royalty payments of $65.0 million from Kmart. For the contract years ending January 31, 2009 and January 31, 2010 (the final two years of the contract), the minimum guarantees are substantially lower than in recent years (we anticipate they will be $20.0 million and $15.0 million, respectively). As a result of the substantial decline in minimum guarantees, we expect that the revenue we receive from Kmart will decline significantly. If in future periods we are unable to earn, from sources other than Kmart, revenue in excess of the reduction of guarantees from our Kmart contract, our operating results and business may be materially adversely affected.

We are expanding our merchandising and licensing programs into new areas and products, the failure of any of which could diminish the perceived value of our brand, impair our ability to grow and adversely affect our prospects.

Our growth depends to a significant degree upon our ability to develop new or expand existing retail merchandising programs. We have entered into several new merchandising and licensing agreements in the past few years. Some of these agreements are exclusive and may have a duration of many years. While we require that our licensees maintain the quality of our brands through specific contractual provisions, we cannot be certain that our licensees, or their manufacturers and distributors, will honor their contractual obligations or that they will not take other actions that will diminish the value of our brands. There is also a risk that the extension of our brand into new business areas will meet with disapproval from consumers. We have limited experience in merchandising in some of these business areas. We cannot guarantee that these programs will be fully implemented, or if implemented, that they will be successful. If the licensing or merchandising programs do not succeed, we may be prohibited from seeking different channels for our products due to the exclusive nature and multi-year

terms of these agreements. Disputes with new or existing licensees may arise which could hinder our ability to grow or expand our product lines. Such disputes also could prevent or delay our ability to collect licensing revenue we expect in connection with such products. If such developments occur or our merchandising programs are otherwise not successful, our brand recognition, business, financial condition and prospects could be materially adversely affected.

Our Merchandising business and licensing programs may suffer from downturns in the health and stability of the general economy or housing market.

Reduction in the availability of credit, increased heating and gas expenses, slowing housing turnover or a downturn in the housing market, all of which have occurred in the past two years, and each of which could become more pronounced in the future, could limit consumers' discretionary spending or affect their confidence. These and other adverse consumer trends may lead to reduced spending on general merchandise, homes and home improvement projects, categories in which we license our brands. A downturn in consumer spending would adversely impact consumer sales generally, resulting in weaker revenues from our licensed products. Such a trend would adversely impact, and could materially adversely impact, our business, financial condition and prospects.

Our business is largely dependent on advertising revenues in our publications, online operations and broadcasts and failure to attract or retain these advertisers would have a material adverse effect on our business.

We depend on advertising revenue in our Publishing, Broadcasting and Internet businesses. We cannot control how much or where companies choose to advertise. If advertisers decide to spend less money, or if they advertise elsewhere in lieu of our publications, broadcasts or website, our revenues and business would be materially adversely affected.

If *The Martha Stewart Show* fails to maintain a sufficient audience, if adverse trends develop in the television production business generally, or if Martha Stewart were to cease to be able to devote substantial time to our television business, that business would be adversely affected.

Our television production business is subject to a number of uncertainties. Our business and financial condition could be materially adversely affected by:

Failure of our television programming to maintain a sufficient audience

Television production is a speculative business because revenues derived from television depend primarily upon the continued acceptance of that programming by the public, which is difficult to predict. Public acceptance of particular programming depends upon, among other things, the quality of that programming, the strength of stations on which that programming is broadcast, promotion of that programming, the quality and acceptance of competing television programming and other sources of entertainment and information. *The Martha Stewart Show* television program has experienced a decline in ratings that reflects both the general decline in daytime broadcast television viewers discussed in the paragraph below, as well as the decision by some major market stations to shift the airing of the show. These developments have negatively impacted our television advertising revenues. If ratings for the show were to further decline, it would adversely affect the advertising revenues we derive from television and may result in the television program being broadcast on fewer stations. Ratings decline further than we anticipate could also make it economically inefficient to continue production of the program in the daily one-hour format or otherwise. If production of the television program were to cease, it would result in the loss of a significant marketing platform for us and our products as well as a writedown of our capitalized programming costs. The amount of any writedown would vary depending on a number of factors, including when production ceased and the extent to which we continued to generate revenues from the use of our existing program library.

Adverse trends in the television business generally

Television revenues may also be affected by a number of other factors, most of which are not within our control. These factors include a general decline in daytime broadcast television viewers, pricing pressure in the television advertising industry, strength of the stations on which our programming is broadcast, general economic conditions, increases in production costs, availability of other forms of entertainment and leisure time activities and other factors. Any or all of these factors may quickly change, and these changes cannot be predicted with certainty. While we currently benefit from our ability to sell advertising on our television programs, if adverse changes occur, we can make no assurance that we will continue to be able to sell this advertising or that our advertising rates can be maintained. Accordingly, if any of these adverse changes were to occur, the revenues we generate from television programming could decline.

We have placed emphasis on building an advertising revenue based website, dependent on high levels of consumer traffic and resulting page views. Failure to fulfill these undertakings would adversely affect our brand and business prospects.

Our growth depends to a significant degree upon the development of our Internet business. We have had failures with direct commerce in the past, and only limited experience in building an advertising revenue-based website. In response to initial results from the relaunch of the *marthastewart.com* site in the second quarter of 2007, which were below expectations, we made changes to the site. We cannot make assurances that those changes will enable us to sustain growth for our site in the long term. In order for our Internet business to succeed, we must, among other things:

- significantly increase our online traffic and advertising revenue;
- attract and retain a base of frequent visitors to our website;
- expand the content, products and tools we offer over our website;
- respond to competitive developments while maintaining a distinct brand identity;
- attract and retain talent for critical positions;
- maintain and form relationships with strategic partners to attract more consumers;
- continue to develop and upgrade our technologies; and
- bring new product features to market in a timely manner.

We cannot assure that we will be successful in achieving these and other necessary objectives or that our Internet business will be profitable. If we are not successful in achieving these objectives, our business, financial condition and prospects could be materially adversely affected.

If we are unable to predict, respond to and influence trends in what the public finds appealing, our business will be adversely affected.

Our continued success depends on our ability to provide creative, useful and attractive ideas, information, concepts, programming and products, which strongly appeal to a large number of homemakers and other consumers. In order to accomplish this, we must be able to respond quickly and effectively to changes in consumer tastes for ideas, information, concepts and products. The strength of our brands and our business units depends in part on our ability to influence these tastes through broadcasting, publishing, merchandising and the Internet. We cannot be sure that our new ideas and content will have the appeal and garner the acceptance that they have in the past, or that we will be able to respond quickly to changes in the tastes of homemakers and other consumers. In addition, we cannot be sure that our existing ideas and content will continue to appeal to the public.

New product launches may reduce our earnings or generate losses.

Our future success will depend in part on our ability to continue offering new products and services that successfully gain market acceptance by addressing the needs of our current and future customers. Our efforts to introduce new or integrate acquired products may not be successful or profitable. The process of internally researching and developing, launching, gaining acceptance and establishing profitability for a new product or service, or assimilating and marketing an acquired product, is both risky and costly. New products generally incur initial operating losses. Costs related to the development of new products and services are generally expensed as incurred and, accordingly, our profitability from year to year may be adversely affected by the number and timing of new product launches. For example, we had a cumulative loss of $15.4 million in connection with *Blueprint*, which we have ceased to publish as a stand-alone title. Other businesses and brands that we may develop also may prove not to be successful.

Acquiring or developing additional brands or businesses, and integrating acquired assets, poses inherent financial and other risks and challenges.

We expect to be able to launch product lines and media properties that stand alone in the marketplace. In February 2008, we agreed to acquire certain assets of Chef Emeril Lagasse, subject to certain closing conditions. We cannot assure that we will consummate this acquisition or that, if consummated, we will be able to adequately manage the acquired businesses. Failure to successfully consummate that acquisition, integrate those assets or exploit the brand we are acquiring could adversely affect our results of operations and our ability to acquire other brands.

The process of consolidating and integrating acquired operations and assets takes a significant period of time, places a significant strain on resources and could prove to be more expensive and time consuming than we predicted. We may increase expenditures to accelerate the integration process with the goal of achieving longer-term cost savings and improved profitability. We also may be required to manage multiple relationships with third parties as we expand our product offerings and brand portfolio. These developments may increase expenses as we hire additional personnel to manage our growth. These investments require significant time commitments from our senior management and place a strain on their ability to manage our existing business.

Part of our strategic plan is to acquire other businesses. These transactions involve challenges and risks in negotiation, execution, valuation, and integration. Moreover, competition for certain types of acquisitions is significant, particularly in the field of interactive media. Even if successfully negotiated, closed, and integrated, certain acquisitions may not advance our business strategy and may fall short of expected return on investment targets.

We do not have audited GAAP-basis financial information related to the agreement to acquire assets from Emeril Lagasse.

Acquisitions could have a material impact on the financial information we provide. The business related to the assets of Emeril Lagasse that we have agreed to acquire, subject to certain closing conditions, did not have GAAP-basis audited financial statements. A subsequent audit of these assets and the business related to them may reveal significant issues related to valuation or otherwise. If we consummate the transaction to acquire the assets, then the purchase price for the assets of Emeril Lagasse would likely exceed the current fair value of the net assets. As a result, material goodwill and other intangible assets would be recorded, which could result in significant amortization charges in the future.

We face significant competition for advertising and circulation.

We face significant competition from a number of print and website publishers, some of which have greater financial and other resources than we have, which may enhance their ability to compete in the

markets we serve. Competition for advertising revenue in publications is primarily based on advertising rates, the nature and scope of readership, reader response to the promotions for advertisers' products and services and the effectiveness of sales teams. Other competitive factors in publishing include product positioning, editorial quality, circulation, price and customer service, which impact readership audience, circulation revenues and, ultimately, advertising revenues. Because our industry is relatively easy to enter, we anticipate that additional competitors, some of whom have greater resources than we do, may enter these markets and intensify competition.

Our principal vendors are consolidating and this may adversely affect our business and operations.

We rely on our principal vendors and their ability or willingness to sell goods and services to us at favorable prices and other terms. Many factors outside our control may harm these relationships and the ability and willingness of these vendors to sell these goods and services to us on such terms. Our principal vendors include paper suppliers, printers, subscription fulfillment houses and national newsstand wholesalers, distributors and retailers. Each of these industries in recent years has experienced consolidation among its principal participants. Further consolidation may result in all or any of the following, which could adversely affect our results of operations:

- decreased competition, which may lead to increased prices;
- interruptions and delays in services provided by such vendors; and
- greater dependence on certain vendors.

We may be adversely affected by fluctuations in paper and postage costs.

Our principal raw material is paper. Paper prices have fluctuated over the past several years. We generally purchase paper from major paper suppliers who adjust the price periodically. We have not entered, and do not currently plan to enter into long-term forward price or option contracts for paper. Accordingly, significant increases in paper prices could adversely affect our future results of operations.

Postage for magazine distribution is also one of our significant expenses. We primarily use the U.S. Postal Service to distribute magazine subscriptions. We may not be able to recover, in whole or in part, paper or postage cost increases. In recent years, postal rates have increased including a rise in 2007 and an additional increase that is expected to occur in 2008. Accordingly, significant increases in postage prices could adversely affect our future results of operations.

We may face increased costs for distribution of our magazines to newsstands and bookstores.

Distribution of magazines to newsstands and bookstores is conducted primarily through four companies, known as wholesalers. Recently, one of our wholesalers has advised us that they intend to increase the price of their services by approximately 8%. We expect to commence discussions with this wholesaler shortly regarding this matter and cannot provide assurance as to the outcome. It is possible that other wholesalers likewise may seek to increase the price of their services. An increase in the price of our wholesalers' services could have a material adverse effect on our results of operations.

We may be adversely affected by a continued weakening of newsstand sales.

The magazine industry has seen a weakening of newsstand sales during the past few years. A continuation of this decline could adversely affect our financial condition and results of operations by reducing our circulation revenue and causing us to either incur higher circulation expense to maintain our rate bases, or to reduce our rate bases which could negatively impact our revenue.

Our websites and networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations and result in the theft of our and our users' proprietary or personal information.

Our Internet activities involve the storage and transmission of proprietary information and personal information of our users. We endeavor to protect our proprietary information and personal information of our users from third party access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary or personal information or cause interruptions or malfunctions in our Internet operations. We may be required to expend significant capital and other resources to protect against or remedy any such security breaches. Accordingly, security breaches could expose us to a risk of loss, or litigation and possible liability. Our security measures and contractual provisions attempting to limit our liability in these areas may not be successful or enforceable.

Martha Stewart controls our company through her stock ownership, enabling her to elect who sits on our board of directors, and potentially to block matters requiring stockholder approval, including any potential changes of control.

Ms. Stewart controls all of our outstanding shares of Class B common stock, representing approximately 91% of our voting power. The Class B common stock has ten votes per share, while Class A common stock, which is the stock available to the public, has one vote per share. Because of this dual-class structure, Ms. Stewart has a disproportionately influential vote. As a result, Ms. Stewart has the ability to control unilaterally the outcome of all matters requiring stockholder approval, including the election and removal of our entire board of directors and any merger, consolidation or sale of all or substantially all of our assets, and the ability to control our management and affairs. While her 2006 settlement with the SEC bars Ms. Stewart for the five-year period ending in August 2011 from serving at the Company as a director, or as an officer with financial responsibilities, her concentrated control could, among other things, discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses and stockholders.

Our intellectual property may be infringed upon or others may accuse us of infringing on their intellectual property, either of which could adversely affect our business and result in costly litigation.

Our business is highly dependent upon our creativity and resulting intellectual property. We are also susceptible to others imitating our products and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Imitation of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. If we are alleged to have infringed the intellectual property rights of another party, any resulting litigation could be costly, affecting our finances and our reputation. Litigation also diverts the time and resources of management, regardless of the merits of the claim. There can be no assurance that we would prevail in any litigation relating to our intellectual property. If we were to lose such a case, and be required to cease the sale of certain products or the use of certain technology or were forced to pay monetary damages, the results could adversely affect our financial condition and our results of operations.

A loss of the services of other key personnel could have a material adverse effect on our business.

Our continued success depends upon our ability to attract and retain key management executives, as well as upon a number of key members of our creative staff. The loss of some of our senior executives or key members of our creative staff, or an inability to attract or retain other key individuals,

could materially adversely affect us. Continued growth and success in our business depends, to a large degree, on our ability to retain and attract such employees.

We operate in four highly competitive businesses: Publishing, Merchandising, Internet and Broadcasting each of which subjects us to competitive pressures.

We face intense competitive pressures and uncertainties in each of our four businesses: Publishing, Merchandising, Internet and Broadcasting. Please see "Business — Publishing—Competition," "Business — Merchandising—Competition," "Business — Internet—Competition" and "Business — Broadcasting—Competition," in this Annual Report on Form 10-K for a description of our competitive risks in the applicable business line.

Item 1B. *Unresolved Staff Comments.*

None.

Item 2. *Properties.*

Information concerning the location, use and approximate square footage of our principal facilities, all of which are leased, is set forth below:

Location	Use	Approximate Area in Square Feet
601 West 26th Street New York, NY	Product design facilities, photography studio, Merchandising and Internet offices, test kitchens, and prop storage	206,614
11 West 42nd Street New York, NY	Principal executive and administrative offices; publishing offices; and sales offices	92,649
226 West 26th Street New York, NY	Executive and administrative office for television production	22,050
221 West 26th Street New York, NY	Television production facilities	25,800
42 Pleasant Street Watertown, MA	Publishing office for Body & Soul Group	7,860
Satellite Sales Offices in MI, IL & CA	Advertising sales offices	8,359

The leases for these offices and facilities expire between April 2008 and January 2018, and some of these leases are subject to our renewal. We anticipate that we will be able to extend these leases on terms satisfactory to us or, if necessary, locate substitute facilities on acceptable terms.

We also have a location rental agreement for various properties owned by Martha Stewart for our editorial, creative and product development processes. These living laboratories allow us to experiment with new designs and new products, such as garden layouts, help generate ideas for new content available to all of our media outlets and serve as locations for photo spreads and television segments for our various media. The terms of this location rental agreement are described in Item 13 and the related party transaction disclosure in Note 11 in Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

We believe that our existing facilities are well maintained and in good operating condition.

Item 3. *Legal Proceedings.*

Beginning in August 2002, a number of complaints asserting claims under the federal securities laws against the Company were filed in the U.S. District Court for the Southern District of New York. On February 3, 2003, those actions were consolidated under the caption *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation, 02-CV-6273* (JES) (the "Class Action"). The Class Action also named Martha Stewart and seven of the Company's other present or former officers as defendants. In February 2007 the parties entered into a Stipulation and Agreement of Settlement (the "Settlement Agreement"). The Court approved the Settlement Agreement on May 29, 2007. The Settlement Agreement settled the Class Action for $30 million (inclusive of plaintiffs' attorneys' fees and costs), plus interest (the "Settlement Amount"), with the Company paying $25 million plus interest charges, and Ms. Stewart paying $5 million. In connection with the settlement, the Company received approximately $12 million from its insurance carriers. In January 2008, the Court issued an order approving the distribution of the class settlement fund.

The Company is party to other proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Item 4. *Submission of Matters to a Vote of Security Holders.*

No matters were submitted to a vote of our security holders during the fourth quarter of our fiscal year ended December 31, 2007.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market for the Common Stock

Our Class A Common Stock is listed and traded on The New York Stock Exchange. Our Class B Common Stock is not listed or traded on any exchange, but is convertible into Class A Common Stock at the option of its owner on a share-for-share basis. The following table sets forth the high and low sales price of our Class A Common Stock for each of the periods listed.

	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007	Q2 2007	Q3 2007	Q4 2007
High Sales Price	$19.80	$21.47	$19.30	$23.21	$22.50	$19.50	$17.27	$13.96
Low Sales Price	$16.30	$16.01	$14.76	$17.46	$16.70	$16.65	$10.80	$ 8.75

As of March 10, 2008, there were 8,602 record holders of our Class A Common Stock and one record holder of our Class B Common Stock. We believe that there is a significantly greater number of beneficial owners of our Class A Common Stock than the number of record holders since many shares are held by nominees.

Dividends

In late July 2006, our Board of Directors declared a one-time special dividend of $0.50 per share on all the shares of Class A Common Stock and Class B Common Stock outstanding on August 31, 2006, in the aggregate value of $26.9 million. We do not intend to pay any dividends in the foreseeable future.

Recent Sales of Unregistered Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

The following table provides information about our purchases of our Class A Common Stock during each month of the quarter ended December 31, 2007:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased under the Plans or Programs
October 2007[1]	2,544	$13.37	Not applicable	Not applicable
November 2007[1]	30,495	$10.68	Not applicable	Not applicable
December 2007[1]	7,560	$10.42	Not applicable	Not applicable
Total for the quarter ended December 31, 2007	40,599	$11.08	Not applicable	Not applicable

(1) Represents shares withheld by, or delivered to us pursuant to provisions in agreements with recipients of restricted stock granted under our stock incentive plan allowing us to withhold, or the recipient to deliver to us, the number of shares having the fair value equal to tax withholding due.

Notwithstanding anything to the contrary set forth in any of our filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate Securities and Exchange Commission filings, in whole or in part, the following performance graph shall not be deemed to be incorporated by reference into any such filings.

Performance Graph

The following graph compares the performance of our Class A Common Stock with that of the Standard & Poor's 500 Stock Index ("S&P Composite Index") and the stocks included in the Media General Financial Services database under the Standard Industry Code 2721 (Publishing-Periodicals) (the "Publishing Index"*) during the period commencing on December 31, 2002 and ending on December 31, 2007. The graph assumes that $100 was invested in each of our Class A Common Stock, the S&P Composite Index and the Publishing Index at the beginning of the relevant period, is calculated as of the end of each calendar month and assumes reinvestment of dividends. The performance shown in the graph represents past performance and should not be considered an indication of future performance.

COMPARE CUMULATIVE TOTAL RETURN
AMONG MARTHA STEWART LIVING OMNIMEDIA, INC.,
S&P COMPOSITE INDEX AND SIC CODE INDEX



ASSUMES $100 INVESTED ON DEC. 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2007

* The Publishing Index consists of companies that are primarily publishers of periodicals, although many also conduct other businesses, including owning and operating television stations and cable networks, and is weighted according to market capitalization of the companies in the index. The hypothetical investment assumes investment in a portfolio of equity securities that mirror the composition of the Publishing Index.

Item 6. *Selected Financial Data.*

SELECTED FINANCIAL DATA
Five Years ended December 31,
(in thousands except per share data)

	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
REVENUES					
Publishing	$ 183,727	$ 156,559	$ 125,765	$ 95,960	$ 135,529
Merchandising	84,711	69,504	58,819	53,386	53,395
Internet	19,189	15,775	11,258	27,512	30,813
Broadcasting	40,263	46,503	16,591	10,580	26,111
Total revenues	327,890	288,341	212,433	187,438	245,848
Operating income (loss)	7,714	(2,833)	(78,311)	(60,004)	(6,405)
Income (loss) from continuing operations	10,289	(16,250)	(75,295)	(59,073)	(1,923)
Loss from discontinued operations	-	(745)	(494)	(526)	(848)
Net income (loss)	$ 10,289	$ (16,995)	$ (75,789)	$ (59,599)	$ (2,771)
PER SHARE DATA					
Earnings per share:					
Basic and diluted – Income (loss) from continuing operations	$ 0.20	$ (0.32)	$ (1.48)	$ (1.19)	$ (0.04)
Basic and diluted – Loss from discontinued operations	-	(0.01)	(0.01)	(0.01)	(0.02)
Basic and diluted – Net income (loss)	$ 0.20	$ (0.33)	$ (1.49)	$ (1.20)	$ (0.06)
Weighted average common shares outstanding:					
Basic	52,449	51,312	50,991	49,712	49,389
Diluted	52,696	51,312	50,991	49,712	49,389
Dividends per common share	$ -	$ 0.50	$ -	$ -	$ -
FINANCIAL POSITION					
Cash and cash equivalents	$ 30,536	$ 28,528	$ 20,249	$ 104,647	$ 165,566
Short-term investments	26,745	35,321	83,788	35,309	3,100
Total assets	255,267	228,047	253,828	264,678	309,102
Shareholders' equity	155,529	130,957	160,631	187,628	236,665
OTHER FINANCIAL DATA					
Cash flow provided by (used in) operating activities	$ 11,735	$ (5,711)	$ (30,349)	$ (22,226)	$ (9,634)
Cash flow provided by (used in) investing activities	(6,606)	40,125	(58,300)	(39,756)	15,956
Cash flow provided by (used in) financing activities	(3,121)	(26,135)	4,251	1,063	404

NOTES TO SELECTED FINANCIAL DATA

General

Certain prior year financial information has been reclassified to conform to fiscal 2007 financial statement presentation.

Earnings from continuing operations

Fiscal 2007 results include non-cash equity compensation expense of $6.0 million due to the vesting of the final warrant granted to Mark Burnett in connection with the production of *The Martha Stewart Show.*

Fiscal 2006 results include a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees recorded in our Publishing segment, a favorable dispute resolution with a former merchandising licensee of $2.5 million in income, royalty income of $2.8 million related to the successful termination of a home video distribution agreement recorded in our Broadcasting segment, non-cash equity compensation expense of $2.3 million resulting from the vesting of shares covered by a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show* and a one-time litigation reserve of $17.1 million in connection with the *In re Martha Stewart Living Omnimedia Securities Litigation* matter, which included incurred and anticipated professional fees, net of insurance reimbursement.

Fiscal 2005 results include non-cash equity compensation charges of $31.8 million resulting from the vesting of shares covered by a warrant granted to Mark Burnett in connection with his participation in *The Martha Stewart Show.*

Fiscal 2004 results include royalty revenue of $1.6 million related to the dissolution of a merchandising licensing agreement. The results also include a non-cash equity compensation charge of $3.9 million resulting from the modification of the terms of certain previously granted employee stock options related to the retirement of our previous Chief Executive Officer.

Fiscal 2003 results include a $1.7 million reduction in the net carrying value of certain assets located in our television studio.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

EXECUTIVE SUMMARY

Martha Stewart Living Omnimedia, Inc. is a leading lifestyle company, providing consumers with original "how-to" information, unique multi-platform content and high-quality products. With our media and merchandising focus, we are organized into four business segments: Publishing, Merchandising, Internet and Broadcasting, each of which is described below.

In 2007, we grew advertising revenues across our Publishing and Internet platforms as a result of higher rates, increased advertising pages in our publications and greater traffic to our redesigned website. We also grew licensing revenues beyond the increase in our Kmart minimum guarantee by launching several new product lines including our *Martha Stewart Collection* at Macy's and our *Martha Stewart Crafts* line. Circulation revenues from our Publishing segment remained strong, contributing 22% of our total consolidated revenues. In 2008, we expect to focus on growing advertising revenues with particular attention to leveraging our unique cross-platform offerings, and to continue our diversification effort in order to partially offset the negative impact of a decline in the Kmart minimum guarantee. We expect our online advertising revenues to grow as we drive more traffic to our updated website and leverage our "omnimedia", cross-platform sales strategy. We will continue to optimize our existing programs while also exploring new opportunities for growth. To that end, in the first quarter of 2008, we announced two strategic relationships: an agreement to acquire all of the assets related to Chef Emeril Lagasse's businesses other than his restaurants and corporate office (subject to certain closing conditions) in exchange for approximately $45 million in cash and $5 million in our Class A Common Stock (and an additional payment of up to $20 million based upon the achievement of certain operating metrics in 2011 and 2012), which we expect to close in the second quarter of 2008; and a $5 million cash investment in WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community.

Publishing

Publishing is our largest business segment, accounting for 56% of our total revenues in 2007. The segment consists of operations related to magazines and books. Publishing is driven primarily by magazines including *Martha Stewart Living, Martha Stewart Weddings, Everyday Food,* and *Body + Soul;* these are supplemented by Special Interest Publications. After testing a new magazine called *Blueprint*, we decided to discontinue publishing the title on a stand-alone basis after the January/ February 2008 issue.

Publishing derives its revenues primarily from advertising, which accounted for 58% of 2007 segment revenues; magazine subscription and newsstand sales, along with royalties from our book business, account for most of the balance of segment revenue. In 2007, revenue growth was driven largely by increases in both advertising pages and rates. In the fourth quarter of 2007, we signed an amendment to our agreement with Clarkson Potter/Publishers to deliver an additional two books for a total of 12 books to be published over multiple years. 2007 revenue growth was accompanied by a corresponding increase in expenses largely due to higher production costs for the increased advertising pages and higher compensation expense. In 2008, we expect to have higher paper, postage and distribution costs on a comparable basis.

Merchandising

Through our Merchandising segment, we license our trademarks and designs for a variety of products sold at multiple price points through a variety of distribution channels. In 2007, Merchandising represented 26% of our total revenues. It is a high-margin business grounded in licensing agreements that require us to maintain no inventory and to incur no meaningful expenses other than employee compensation.

While Kmart currently represents the majority of revenues in this segment, over the long term we expect to generate revenues from a more diverse mix of business partners. This diversification effort will be led by agreements with new partners such as Macy's for our line of *Martha Stewart Collection* products; Costco for our co-branded assortment of frozen, fresh and prepared foods; EK Success for a line of broadly-distributed crafts products; 1-800-Flowers for a co-branded floral, plant and gift basket program beginning in 2008; and KB Home for Martha Stewart–inspired homes and neighborhoods in communities throughout the country. Additional licensing agreements currently in place relate to paint (Lowe's), furniture (Bernhardt), rugs (Safavieh), lighting (Generation Brands) and carpet tiles (FLOR), among others.

Our multi-year agreement with Kmart includes royalty payments based on sales, as well as minimum guarantees. The minimum guarantees have exceeded actual royalties earned from retail sales from 2003 through 2007 primarily due to store closings and historic lower same-store sales trends. For the contract years ending January 31, 2009 and 2010, the minimum guarantees will be substantially lower than prior years. The following are the minimum guaranteed royalty payments (in millions) over the term of the agreement for the respective years ending on the indicated dates:

	1/31/02	1/31/03	1/31/04	1/31/05	1/31/06	1/31/07	1/31/08	1/31/09	1/31/10
Minimum Royalty Amounts	$15.3	$40.4	$47.5	$49.0	$54.0	$59.0	$65.0	$20.0*	$15.0*

* For the year ending January 31, 2009, the minimum royalty amount is the greater of $20 million or 50% of the earned royalty for the year ending January 31, 2008. For the year ending January 31, 2010 the minimum royalty amount is the greater of $15 million or 50% of the earned royalty for the year ending January 31, 2009.

For the year ended January 31, 2008, our earned royalty based on retail sales was $24.7 million. Furthermore, $10.0 million of royalties previously paid have been deferred and are subject to recoupment in the periods ending January 31, 2009 and January 31, 2010.

Internet

Our Internet segment was historically comprised of three businesses: online advertising sales at *marthastewart.com*, product sales of *Martha Stewart Flowers*, and digital photo product sales. In 2007, revenues from the Internet segment accounted for 6% of our total revenues. In 2008, revenues from this segment will be driven primarily by online advertising sales; the sale of flowers and digital products (which accounted for 35% and 4%, respectively, of segment revenues in 2007) will transition to our Merchandising segment for management and reporting purposes.

Online advertising has become the biggest driver of revenues for the segment, accounting for 61% of Internet revenues in 2007. We expect to see continued growth in online advertising revenues tied to traffic growth as we attract and convert users, maintain focus on key strategic initiatives and deploy new tools and functionality. Expenses related to *marthastewart.com* are driven primarily by staffing and technology costs.

Broadcasting

The Broadcasting segment contributed 12% of our total revenues in 2007. The segment consists of operations related to the production of television and satellite radio programming. Television programming is comprised of a daily syndicated broadcast show, *The Martha Stewart Show*, and *Everyday Food*, which airs on PBS. In 2008, we have added *Everyday Baking from Everyday Food*, also airing on PBS. Satellite radio programming encompasses the *Martha Stewart Living Radio* channel on SIRIUS Satellite Radio.

Broadcasting is driven primarily by *The Martha Stewart Show*. Revenues from the show comprised 74% of segment revenues in 2007 and were generated primarily from advertising. In past seasons (seasons 1 and 2), revenues included licensing fees. Additional revenues are derived from product placement along with revenues from cable replay (seasons 1 and 3 only) and international distribution.

For the current season of *The Martha Stewart Show* (season 3), nearly all advertising is sold-out. Ongoing efforts to distribute *The Martha Stewart Show* (season 4) have resulted in a national clearance of approximately 85% to date. Revenues from *Everyday Food* and *Everyday Baking* is provided by underwriters. Programming developed from the library generates revenues primarily from licensing agreements with cable networks. In 2007 such programming included *Martha Stewart Crafts*, three holiday specials, and a wedding special.

While the daily show operates at a loss, it currently serves as a key promotional platform for us to launch new merchandising initiatives and market our magazines, providing powerful brand exposure that increases demand for our content and products while minimizing our advertising expenditures.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2007 to the Year Ended December 31, 2006.

PUBLISHING SEGMENT

(in thousands)	2007	2006	Variance
Publishing Segment Revenues			
Advertising	$ 106,691	$ 83,285	$ 23,406
Circulation	71,707	69,721	1,986
Other	5,329	3,553	1,776
Total Publishing Segment Revenues	183,727	156,559	27,168
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	93,312	83,770	(9,542)
Selling and promotion	72,655	63,386	(9,269)
General and administrative	5,034	2,777	(2,257)
Depreciation and amortization	1,188	600	(588)
Total Publishing Segment Operating Costs and Expenses	172,189	150,533	(21,656)
Publishing Segment Operating Income	$ 11,538	$ 6,026	$ 5,512

Publishing revenues increased 17% for the year ended December 31, 2007 from the prior year. This increase was due to a $23.4 million increase in advertising revenues, primarily as the result of an increase in both advertising pages and rate in *Martha Stewart Living* magazine, which accounted for $15.0 million of the increase. Advertising revenues increased across all other publications including *Everyday Food*, *Body + Soul* and *Martha Stewart Weddings* which contributed $6.1 million in the aggregate from increases in pages and rates. *Blueprint* contributed an additional $2.4 million of advertising revenues due to the increase in frequency of the publication in 2007 as compared to 2006. Circulation revenues increased $2.0 million primarily due to the increased frequency of *Blueprint* magazine of $2.2 million and the *Martha Stewart Weddings* special; this was partially offset by slightly lower circulation revenues from *Everyday Food*, Special Interest Publications and *Martha Stewart Living*. Other revenues increased $1.8 million primarily due to the delivery and acceptance of certain manuscripts related to the 12-book agreement with Clarkson Potter/Publishers.

Magazine Publication Schedule Year ended December 31,	2007	2006
Martha Stewart Living	Twelve Issues	Twelve Issues
Martha Stewart Weddings (a)	Five Issues	Four Issues
Everyday Food	Ten Issues	Ten Issues
Special Interest Publications	Nine Issues	Five Issues
Body + Soul	Eight Issues	Eight Issues
Blueprint (b)	Six Issues	Two Issues

(a) In 2007, we published one special *Martha Stewart Weddings* issue.
(b) Launched in May 2006 and discontinued as a stand-alone publication after the January/February 2008 issue.

Production, distribution and editorial expenses increased $9.5 million in 2007 from the prior year, primarily reflecting the additional costs associated with the increase in advertising pages in *Martha Stewart Living*, which results in higher physical costs, as well as the costs associated with the increased frequency of *Blueprint* in 2007 and higher compensation costs associated with the creation of books.

Selling and promotion expenses increased $9.3 million in 2007 from the prior year, primarily due to a favorable 2006 one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees. Additionally, selling and promotion expenses increased due to a 2007 non-recurring, employee-related separation charge, higher compensation costs, an increase in newsstand distribution of *Martha Stewart Living* and higher marketing costs associated with *Everyday Food.* General and administrative expenses increased $2.3 million in 2007 from the prior year due to higher compensation costs and allocated overhead. Included within the Publishing segment is a $7.7 million loss in *Blueprint* compared to a $6.2 million loss in the prior year. Non-cash compensation included in the expenses above increased $1.6 million to $4.3 million in 2007 from $2.7 million in 2006 due to a 2007 non-recurring employee-related separation charge as well as new executive hires.

MERCHANDISING SEGMENT

(in thousands)	2007	2006	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 25,190	$ 29,853	$ (4,663)
Kmart minimum guarantee true-up	39,102	26,126	12,976
Other	20,419	13,525	6,894
Total Merchandising Segment Revenues	84,711	69,504	15,207
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	13,348	11,956	(1,392)
Selling and promotion	6,475	3,145	(3,330)
General and administrative	7,284	6,853	(431)
Depreciation and amortization	375	1,021	646
Total Merchandising Segment Operating Costs and Expenses	27,482	22,975	(4,507)
Merchandising Segment Operating Income	$ 57,229	$ 46,529	$ 10,700

Merchandising revenues increased 22% for the year ended December 31, 2007 from the prior year. Actual retail sales of our product at Kmart declined 17% on a comparable store basis and 18% on a total store basis due to store closings, lower same-store sales trends and decreased assortment of product categories. The impact of the decrease in sales on the calculation of our earned royalty was partially offset by a February 1, 2007 increase in the royalty rate under our agreement with Kmart of approximately 3%. The pro-rata portion of revenues related to the contractual minimum amounts covering the specified periods, net of amounts subject to recoupment, is listed separately above. For the contract years ending January 31, 2009 and January 31, 2010, the minimum royalty amount is expected to be $20 million and $15 million respectively. Furthermore, $10.0 million of royalties previously paid have been deferred and are subject to recoupment in the periods ending January 31, 2009 and January 31, 2010. Other revenues increased 51% largely due to the 2007 launch of the *Martha Stewart Collection* at Macy's and *macys.com* as well as sales from other new initiatives including *Martha Stewart Crafts* and the endorsement and promotional agreement with U.S. affiliates of SVP Worldwide, makers of *Singer, Husqvarna Viking* and *Pfaff* sewing machines. Additionally, other revenues increased due to services we provided to our partners for creative services projects including KB Home model merchandising and other related projects. These increases in other revenues were partially offset by the inclusion in 2006 revenues of a $3.0 million favorable dispute resolution with a former merchandising licensee.

Production, distribution and editorial expenses increased $1.4 million in 2007 from the prior year primarily due to higher compensation and allocated payroll costs. Selling and promotion expenses increased $3.3 million in 2007 from the prior year primarily due to expenses associated with services we provided to our partners for creative services projects including KB Home model merchandising and

other related projects. Included in the expenses above are non-cash compensation charges which increased $0.6 million to $1.6 million in 2007 from $1.0 million in 2006.

INTERNET SEGMENT

(in thousands)	2007	2006	Variance
Internet Segment Revenues			
Advertising and other	$ 11,779	$ 8,196	$ 3,583
Product	7,410	7,579	(169)
Total Internet Segment Revenues	19,189	15,775	3,414
Internet Segment Operating Costs and Expenses			
Production, distribution and editorial	14,092	10,444	(3,648)
Selling and promotion	6,023	3,335	(2,688)
General and administrative	3,969	2,410	(1,559)
Depreciation and amortization	1,242	117	(1,125)
Total Internet Segment Operating Costs and Expenses	25,326	16,306	(9,020)
Internet Segment Operating Loss	$ (6,137)	$ (531)	$ 5,606

Internet segment revenues increased 22% for the year ended December 31, 2007 from the prior year. Advertising revenues increased due to higher rates and an increase in inventory sold following the relaunch of the website, with a majority of the increase realized in the fourth quarter. Product revenues decreased slightly due to recognizing most of the minimum guarantee from Kodak in 2006 partially offset by higher units sold in 2007 from both Kodak and Shutterfly.

Production, distribution and editorial costs increased $3.6 million in 2007 from the prior year due primarily to higher staffing and technology expenses associated with our updated advertising-based website which launched towards the end of the first quarter of 2007. Selling and promotion expense increased $2.7 million in 2007 from the prior year due to higher compensation expenses associated with developing an internet advertising sales force and higher marketing costs associated with attracting new users to the website. General and administrative expenses increased $1.6 million in 2007 from the prior year due to increases in facilities allocations and personnel. Depreciation and amortization expenses increased $1.1 million in 2007 from the prior year due to the 2007 launch of the redesigned website and the related depreciation costs. Included in the expenses above are non-cash compensation charges which increased $0.3 million to $0.5 million in 2007 from $0.2 million in 2006.

BROADCASTING SEGMENT

(in thousands)	2007	2006	Variance
Broadcasting Segment Revenues			
Advertising	$ 21,078	$ 16,969	$ 4,109
Radio	7,500	7,504	(4)
Licensing and other	11,685	22,030	(10,345)
Total Broadcasting Segment Revenues	40,263	46,503	(6,240)
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	34,099	32,043	(2,056)
Selling and promotion	4,026	4,324	298
General and administrative	7,456	8,726	1,270
Depreciation and amortization	2,201	3,026	825
Total Broadcasting Segment Operating Costs and Expenses	47,782	48,119	337
Broadcasting Segment Operating Loss	$ (7,519)	$ (1,616)	$ (5,903)

Broadcasting revenues decreased 13% for the year ended December 31, 2007 from the prior year. For season 3 of *The Martha Stewart Show* which began in the middle of September 2007, we entered into a revised distribution agreement to replace the season 3 license fees with additional advertising inventory. Therefore, season 2 revenues are reported net of agency commission, estimated reserves for television audience underdelivery and NBC distribution fees, while season 3 revenues are reported net of only the agency commission and estimated reserves for television audience underdelivery. Due to the partial impact of this change as well as higher product integration revenues and higher advertising rates, advertising revenues increased in 2007 by 24% as compared to 2006. The increase was partially offset by a decline in ratings. Licensing and other revenues decreased 47% primarily due to the partial impact of the new season 3 distribution agreement as well as lack of distribution in the secondary cable market for season 2 of *The Martha Stewart Show* and lower license fees from stations for season 2 compared to season 1. Licensing and other revenues in 2006 also benefited from the successful termination of a home video distribution agreement. These decreases were partially offset by the season 3 agreement to distribute *The Martha Stewart Show* in the secondary cable market.

Production, distribution and editorial expenses increased $2.1 million in 2007 from the prior year due principally to a non-cash charge of $6.0 million associated with the vesting of the final warrant granted in connection with the production of *The Martha Stewart Show*. These costs were partially offset by lower production costs for *The Martha Stewart Show* which were approximately $1.7 million less for season 2 as compared to season 1. Production costs are expected to continue to decrease for season 3 of *The Martha Stewart Show*. General and administrative expenses decreased $1.3 million in 2007 from the prior year due to a 2006 asset write-down, the reduction of 2007 facility expenses due to the shutdown of the Connecticut television studios in the prior year and lower compensation costs.

CORPORATE

(in thousands)	2007	2006	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 44,841	$ 49,407	$ 4,566
Depreciation and amortization	2,556	3,834	1,278
Total Corporate Operating Costs and Expenses	47,397	53,241	5,844
Corporate Operating Loss	$ (47,397)	$ (53,241)	$ 5,844

Corporate operating costs and expenses decreased 11% for the year ended December 31, 2007 from the prior year. General and administrative expenses decreased $4.6 million principally due to lower non-cash compensation costs, lower rent expense and higher allocations of personnel, technology and facilities expenses to each of the segments. These decreases were partially offset by non-recurring, employee-related separation costs. Depreciation and amortization expenses decreased $1.3 million as certain computer software assets are now fully depreciated. Included in the expenses above are non-cash compensation charges which decreased $1.0 million from $6.9 million in 2006 to $5.9 million in 2007.

INTEREST INCOME, NET. Interest income, net, was $2.8 million for the year ended December 31, 2007, compared with $4.5 million for the year ended December 31, 2006. The decrease was attributable to lower average cash, cash equivalents and short-term investment balances and lower interest rates.

LEGAL SETTLEMENT. During 2006, we recorded a litigation reserve of $17.1 million associated with the estimated settlement of the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation.* In the second quarter of 2007, the settlement received Court approval and the related reserve was adjusted by $(0.4) million to reflect our final costs related to the litigation.

INCOME TAX PROVISION. Income tax provision for the year ended December 31, 2007 was $0.6 million, compared to income tax provision of $0.8 million for the year ended December 31, 2006. The current period results exclude any potential tax benefits generated from current period losses due to the establishment of a valuation reserve taken against any such benefits.

LOSS FROM DISCONTINUED OPERATIONS. We had no loss from discontinued operations in 2007 compared to a loss of $0.7 million for the year ended December 31, 2006. Discontinued operations represent the operations of The Wedding List, which we decided to discontinue in 2002. The prior year expenses are related primarily to facilities. In the third quarter of 2006, we signed a sublease. As a result, we do not expect to report further loss from discontinued operations of The Wedding List. We believe that the additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

NET INCOME. Net income was $10.3 million for the year ended December 31, 2007, compared to a net loss of $(17.0) million for the year ended December 31, 2006, as a result of the factors mentioned above.

RESULTS OF OPERATIONS

Comparison for the Year Ended December 31, 2006 to the Year Ended December 31, 2005.

PUBLISHING SEGMENT

(in thousands)	2006	2005	Variance
Publishing Segment Revenues			
Advertising	$ 83,285	$ 52,032	$ 31,253
Circulation	69,721	68,607	1,114
Other	3,553	5,126	(1,573)
Total Publishing Segment Revenues	156,559	125,765	30,794
Publishing Segment Operating Costs and Expenses			
Production, distribution and editorial	83,770	75,342	(8,428)
Selling and promotion	63,386	62,076	(1,310)
General and administrative	2,777	2,695	(82)
Depreciation and amortization	600	987	387
Total Publishing Segment Operating Costs and Expenses	150,533	141,100	(9,433)
Publishing Segment Operating Income/(Loss)	$ 6,026	$ (15,335)	$ 21,361

Publishing revenues increased 24% for the year ended December 31, 2006 from the prior year. This increase was due to a $31.3 million increase in advertising revenues, primarily as the result of an increase in both advertising pages and rate in *Martha Stewart Living* magazine. Increases were found as well in both pages and rates at *Everyday Food* and *Martha Stewart Weddings*. Circulation revenues increased $1.1 million primarily due to increased subscriptions and newsstand sales of *Body + Soul* and the launch of *Blueprint* magazine; this was partially offset by lower revenues from our Special Interest Publications, as the 2005 period contained two additional issues as compared to 2006 (see chart below). Other revenues decreased $1.6 million primarily due to the 2005 release of *The Martha Rules* book versus no comparable publication in 2006.

Magazine Publication Schedule Year ended December 31,	2006	2005
Martha Stewart Living	Twelve Issues	Twelve Issues
Martha Stewart Weddings (a)	Four Issues	Five Issues
Everyday Food	Ten Issues	Ten Issues
Special Interest Publications	Five Issues	Seven Issues
Body + Soul	Eight Issues	Eight Issues
Blueprint (b)	Two Issues	N/A

(a) In 2005, we published one special *Martha Stewart Weddings* issue.
(b) Launched in May 2006 and discontinued as a stand-alone publication after the January/February 2008 issue.

Production, distribution and editorial expenses increased $8.4 million in 2006 from the prior year primarily reflecting the additional costs associated with the increase in advertising pages in *Martha Stewart Living*, which results in higher physical costs, as well as the costs associated with *Blueprint*. Selling and promotion expenses increased $1.3 million in 2006 from the prior year primarily due to expenses associated with our 15th anniversary event along with higher commission costs associated with the increase in advertising pages as well as higher compensation costs. The increase in selling and

promotion expenses was partially offset by a one-time newsstand expense reduction adjustment of $3.2 million related to the settlement of certain newsstand-related fees. Included within the Publishing segment is a $6.2 million loss in *Blueprint* for 2006 compared to a $1.6 million loss in the prior year.

MERCHANDISING SEGMENT

(in thousands)	2006	2005	Variance
Merchandising Segment Revenues			
Kmart earned royalty	$ 29,853	$ 31,126	$ (1,273)
Kmart minimum guarantee true-up	26,126	18,708	7,418
Other	13,525	8,985	4,540
Total Merchandising Segment Revenues	69,504	58,819	10,685
Merchandising Segment Operating Costs and Expenses			
Production, distribution and editorial	11,956	10,475	(1,481)
Selling and promotion	3,145	3,135	(10)
General and administrative	6,853	5,655	(1,198)
Depreciation and amortization	1,021	845	(176)
Total Merchandising Segment Operating Costs and Expenses	22,975	20,110	(2,865)
Merchandising Segment Operating Income	$ 46,529	$ 38,709	$ 7,820

Merchandising revenues increased 18% for the year ended December 31, 2006 from the prior year. Revenues related to our earned royalty at Kmart declined due to lower same-store sales and store closings, partially offset by a higher royalty rate. Actual retail sales of our product at Kmart declined 5% on a same-store basis and 8% on a total store basis. The royalty rate under our agreement with Kmart increased by approximately 3% on February 1, 2006. Other revenues in 2006 included revenues related to a favorable dispute resolution with a former merchandising licensee of $3.0 million. Other revenues in 2006 also increased due to revenues related to our October 2005 agreement with KB Home. Revenues for this agreement were recorded based on minimum guarantees.

Production, distribution and editorial expenses increased $1.5 million in 2006 from the prior year, and general and administrative expenses increased $1.2 million in 2006 from the prior year, both due largely to support the growing number of merchandising initiatives.

INTERNET SEGMENT

(In thousands)	2006	2005	Variance
Internet Segment Revenues			
Advertising and other	$ 8,196	$ 2,516	$ 5,680
Product	7,579	8,742	(1,163)
Total Internet Segment Revenues	15,775	11,258	4,517
Internet Operating Costs and Expenses			
Production, distribution and editorial	10,444	10,719	275
Selling and promotion	3,335	1,649	(1,686)
General and administrative	2,410	1,476	(934)
Depreciation and amortization	117	951	834
Total Internet Segment Operating Costs and Expenses	16,306	14,795	(1,511)
Internet Segment Operating Loss	$ (531)	$(3,537)	$ 3,006

Internet segment revenues increased 40% for the year ended December 31, 2006 from the prior year. Advertising revenues increased due to an increase in web traffic and sell-through at *marthastewart.com.* Traffic on our site increased in 2006 from 2005 to a monthly average of 38.5 million page views and 2.5 million unique users. Product revenues decreased due to the discontinuance of our catalog, *Martha By Mail* in early 2005, partially offset by sales of digital photo projects which was a new business venture in 2006 with Kodak Imaging Network as well as an increase in the sale of flowers, plants and accessories through *marthastewartflowers.com.*

Production, distribution and editorial costs decreased $0.3 million in 2006 from the prior year due to the discontinuance of *Martha Stewart: The Catalog for Living* in early 2005 which resulted in lower cost of goods sold as well as lower fulfillment expenses partially offset by investment in personnel for *marthastewart.com.* Selling and promotion expense increased $1.7 million in 2006 from the prior year related to higher compensation expenses associated with developing an Internet advertising sales and marketing force for *marthastewart.com.* General and administrative costs increased $0.9 million in 2006 from the prior year due to investment in personnel related to our focus on developing our Internet segment. Depreciation and amortization expense decreased $0.8 million in 2006 from the prior year due to fully depreciated assets in 2006 as compared to 2005 depreciation of the original website.

BROADCASTING SEGMENT

(In thousands)	2006	2005	Variance
Broadcasting Segment Revenues			
Advertising	$ 16,969	$ 6,363	$ 10,606
Radio	7,504	939	6,565
Licensing and other	22,030	9,289	12,741
Total Broadcasting Segment Revenues	46,503	16,591	29,912
Broadcasting Segment Operating Costs and Expenses			
Production, distribution and editorial	32,043	29,393	(2,650)
Selling and promotion	4,324	4,177	(147)
General and administrative	8,726	8,901	175
Depreciation and amortization	3,026	1,321	(1,705)
Total Broadcasting Segment Operating Costs and Expenses	48,119	43,792	(4,327)
Broadcasting Segment Operating Loss	$(1,616)	$(27,201)	$ 25,585

Broadcasting revenues increased 180% for the year ended December 31, 2006 from the prior year. Both advertising and licensing revenues increased primarily due to the inclusion of a full-year of 2006 revenues related to *The Martha Stewart Show* which launched on September 12, 2005. Revenues from *Martha Stewart Living Radio* was $7.5 million for the year ended December 31, 2006 compared to $0.9 million for the year ended December 31, 2005; the radio channel launched in the fourth quarter of 2005.

Production, distribution and editorial expenses increased $2.7 million in 2006 from the prior year due principally to the timing of a full-year of 2006 production-related expenses for *The Martha Stewart Show* versus approximately a quarter in 2005, largely offset by 2005 non-cash equity compensation that included a $16.8 million charge related to the vesting of certain shares covered by a warrant granted in connection with *The Martha Stewart Show*. As of December 31, 2006, our deferred production cost balance was $4.6 million. Depreciation and amortization expenses increased in 2006 from the prior year due to leasehold improvements and fixed asset additions related to our new television studio begun in 2005.

CORPORATE

(In thousands)	2006	2005	Variance
Corporate Operating Costs and Expenses			
General and administrative	$ 49,407	$ 67,254	$17,847
Depreciation and amortization	3,834	3,693	(141)
Total Corporate Operating Costs and Expenses	53,241	70,947	17,706
Corporate Operating Loss	$(53,241)	$(70,947)	$17,706

Corporate operating costs and expenses decreased 25% for the year ended December 31, 2006 from the prior year. General and administrative expenses decreased $17.8 million principally resulting from lower non-cash compensation costs due to the 2005 vesting of certain shares related to a warrant granted in connection with the airing of *The Apprentice: Martha Stewart* of $14.9 million versus no comparable award in 2006. In addition, 2006 consultant and professional fees decreased from the prior year offset by increased employee cash compensation costs.

INTEREST INCOME, NET. Interest income, net, was $4.5 million for the year ended December 31, 2006, compared with $3.4 million for the year ended December 31, 2005. The increase was attributable to higher interest rates.

LITIGATION RESERVE. During 2006, we recorded a litigation reserve of $17.1 million associated with the estimated settlement of the class action lawsuit known as *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation*. In the second quarter of 2007, the settlement received Court approval and the related reserve was adjusted by $(0.4) million to reflect our final costs related to the litigation.

INCOME TAX PROVISION. Income tax provision for the year ended December 31, 2006 was $0.8 million, compared to income tax provision of $0.4 million for the year ended December 31, 2005. 2006 results exclude any potential tax benefits generated from current period losses due to the establishment of a valuation reserve taken against any such benefits.

LOSS FROM DISCONTINUED OPERATIONS. Loss from discontinued operations was $0.7 million for the year ended December 31, 2006, compared to $0.5 million from the same operations for the year ended December 31, 2005. Discontinued operations represent the operations of The Wedding List, which we decided to discontinue in 2002. The 2006 and 2005 expenses were facility-related.

NET LOSS. Net loss was $(17.0) million for the year ended December 31, 2006, compared to a net loss of $(75.8) million for the year ended December 31, 2005, as a result of the factors mentioned above.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our primary source of liquidity is currently from cash generated by operating activities. Specifically, our Publishing and Merchandising segments provide the majority of cash generation and we believe these businesses will continue to resonate with our consumers and advertisers alike. If our Internet strategy is successful, we expect that business will generate cash flow from operations over time. As with other industries, operating results and cash flows may change due to a variety of factors, including changes in demand for the product and changes in our cost structure. Any such changes in our business can have a significant effect on cash flows.

If we consummate our transaction to acquire certain assets of Chef Emeril Lagasse, we will be obligated to pay the sellers, in 2008, cash of approximately $45 million (and $5 million of value of our Class A Common Stock) and, in April 2013, a potential additional payment of up to $20 million based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at our election, in shares of our Class A Common Stock.

Given our future operational expectations and acquisition strategy, including the recent announcements of our investment in WeddingWire and agreement to acquire certain assets of Chef Emeril Lagasse, we expect cash on hand, internally generated cash flow and potential debt financing to provide adequate funds for operating and recurring cash needs for working capital and capital expenditures into the foreseeable future.

Sources and Uses of Cash

While cash flow from operations improved year-over-year by $17.4 million, our overall liquidity decreased. Cash, cash equivalents and short term investments decreased $6.6 million in 2007 due largely our investment in Wilton Products and capital expenditures.

Operating Activities

The largest source of operating cash inflows is cash received from advertising customers (43% of revenues in 2007), licensing partners (27% of revenues in 2007) and magazine circulation sales (22% of revenues in 2007). Other sources of operating cash inflows include cash received from the creation of books and sales of products. Operating cash outflows are primarily driven by employee and related costs, the physical costs associated with producing magazines, including related direct mail expenses, and the cash costs of facilities.

Cash flows provided by (used in) operating activities were $11.7 million, $(5.7) million and $(30.3) million for the years ended December 31, 2007, 2006 and 2005, respectively. The improvement in cash from operations across the three-year period was primarily due to an increase in operational performance led by advertising revenues as described in the segment results above, partially offset by an increase in compensation expenses and physical costs to produce magazines and in 2006, the cash settlement of a class action lawsuit.

Investing Activities

Our cash inflows from investing activities generally include proceeds from the sale of short-term investments. Investing cash outflows generally include payments for the acquisition of new businesses; short- and long-term investments; and additions to property, plant, and equipment.

Cash flows provided by (used in) investing activities were $(6.6) million, $40.1 million and $(58.3) million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash flows used in investing activities in 2007 resulted from the investment in Wilton Products, Inc., and capital expenditures, partially offset by the net proceeds of the sales of short-term investments. Cash used for capital expenditures was due to technology upgrades and leasehold improvements to our offices, the investment in the website *marthastewart.com* and the purchase of an additional fractional ownership interest in corporate aircraft. Cash used for the acquisition of WeddingWire of $5.0 million and the expected acquisition of certain assets of Chef Emeril Lagasse will be shown as investing activities in 2008.

Cash flows provided by investing activities in 2006 resulted from the net sale of short-term investments, partially offset by capital expenditures. Cash used for capital expenditures was due to the investment in the website *marthastewart.com*, leasehold improvements to our offices and the purchase of two fractional ownership interests in corporate aircraft.

Cash flows used in investing activities in 2005 resulted from the net purchase of short-term investments and capital expenditures primarily related to the set preparation and build-out of the television studios for *The Martha Stewart Show.*

Financing Activities

Our cash inflows from financing activities generally include proceeds from the exercise of common stock options issued under share-based compensation plans. Financing cash outflows generally include the satisfaction of certain tax liabilities related to share-based compensation and the payment of dividends.

Cash flows provided by (used in) financing activities were $(3.1) million, $(26.1) million and $4.3 million for the years ended December 31, 2007, 2006 and 2005, respectively. Cash flows used in financing activities in 2007 was primarily due to the cash costs associated with remitting payroll-related tax obligations associated with share-based compensation.

Cash flows used in financing activities in 2006 primarily resulted from the special one-time dividend of $0.50 per share paid on September 14, 2006, to stockholders of record on August 31, 2006.

Cash flows provided by financing activities in 2005 resulted from proceeds received from the exercise of stock options, partially offset by the cash costs associated with remitting payroll-related tax obligations associated with share-based compensation.

Cash Requirements

Our commitments consist primarily of leases for office facilities under operating lease agreements. Future minimum payments under these leases are included in Note 12 to our Consolidated Financial Statements and are summarized in the table below:

Contractual Obligations	Payments due by period (in thousands)					
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**	**Other**
Long-Term Debt Obligations	—	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—	—
Operating Lease Obligations	$90,129	$14,028	$23,887	$14,468	$37,746	$ —
Purchase Obligations	—	—	—	—	—	—
Unrecognized Tax Benefits *	1,284	148	—	—	—	1,136
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under GAAP	—	—	—	—	—	—
Total	$91,413	$14,176	$23,887	$14,468	$37,746	$1,136

* These amounts represent expected payments with interest for uncertain tax positions as of December 31, 2007. We are not able to reasonably estimate the timing of future cash flows related to $1.1 million of this liability, and therefore have presented this amount as "Other" in the table above. See Note 10, "Income Taxes," in the Notes to Consolidated Financial Statements, for further discussion.

In addition to our contractual obligations, we expect to have capital expenditures in 2008 of approximately $5.0 million due to the continued upgrade of the corporate information technology and physical infrastructure. Depending on the timing of our occupancy of additional office space, we may incur additional capital expenditures of $8.0 million.

We also have a line of credit with Bank of America in the amount of $5.0 million, which is generally used to secure outstanding letters of credit. As of December 31, 2007, we had no outstanding borrowings under this facility. Of a total line of $5.0 million, we currently have letters of credit drawn on $2.7 million.

Our expectations for long-term liquidity are in line with our outlook for 2008 cash requirements. We do not have any significant future obligations other than those listed above. Future financial performance is expected to continue to grow providing funding for any future operating, capital or other expenditures.

OFF-BALANCE SHEET ARRANGEMENTS

Our bylaws may require us to indemnify our directors and officers against liabilities that may arise by reason of their status as such and to advance their expenses incurred as a result of any legal proceedings against them as to which they could be indemnified.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with United States generally

accepted accounting principles ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, deferred production costs, long-lived assets and accrued losses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that, of our significant accounting policies, the following may involve the highest degree of judgment and complexity.

Revenue Recognition

We recognize revenues when realized or realizable and earned. Revenues and associated accounts receivable are recorded net of provisions for estimated future returns, doubtful accounts and other allowances.

The Emerging Issues Task Force reached a consensus in May 2003 on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") which became effective for revenue arrangements entered into in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. We have applied the guidance included in EITF 00-21 in establishing revenue recognition policies for our arrangements with multiple deliverables. For agreements with multiple deliverables, if we are unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then we will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue will be recognized as the earnings process is completed.

Advertising revenues in the Publishing segment are recorded upon release of magazines for sale to consumers and is stated net of agency commissions and cash and sales discounts. Subscription revenues are recognized on a straight-line basis over the life of the subscription as issues are delivered. Newsstand revenues are recognized based upon assumptions with respect to future returns and net of brokerage and newsstand-related fees. We base our estimates on our historical experience and current market conditions. Revenues earned from book publishing are recorded as manuscripts are delivered to and accepted by our publisher and as sales on a unit basis exceed the advanced royalty.

Licensing-based revenues, most of which are in our Merchandising segment, are accrued on a monthly basis based on the specific terms of each contract. Generally, revenues are recognized based on actual sales while any minimum guarantees are earned evenly over the fiscal year. Revenues related to our agreement with Kmart are recorded on a monthly basis based on actual retail sales, until the last period of the year, when we recognize a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by our partners on a quarterly basis.

Internet advertising revenues are generally based on the sale of impression-based advertisements, which are recorded in the period in which the advertisements are served.

Television advertising revenues are recorded when the related commercial is aired and are recorded net of agency commission, estimated reserves for television audience underdelivery and, when

applicable, distribution fees. Television product placement revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Revenues from our radio operations are recognized evenly over the four-year life of the contract, with the potential for additional revenues based on certain subscriber and advertising based targets.

Reserves are adjusted regularly based upon actual results. We maintain allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. We base our estimates on existing contracts for programs, historical advertising rates and ratings as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Intangible Assets

We are required to analyze our goodwill on an annual basis as well as when events and circumstances indicate impairment may have occurred. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates could negatively affect the fair value of our assets and result in an impairment charge. In estimating fair value, we must make assumptions and projections regarding items such as future cash flows, future revenues, future earnings, and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, we may be required to record an impairment loss for any of our intangible assets. The recording of any resulting impairment loss could have a material adverse effect on our financial statements.

In 2007, 2006 and 2005, we estimated future cash flows, revenues, earnings and other factors based upon individual magazine title historical results, current trends and operating cash flows to assess the fair value. No impairment charges were recorded in 2007, 2006 or 2005.

In the event that we consummate the acquisition of certain assets of Chef Emeril Lagasse, we will have intangibles that will become subject to impairment evaluation.

Long-Lived Assets

We review the carrying values of our long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable. Unforeseen events and changes in circumstances and market conditions and material differences in the value of long-lived assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge, which could have a material adverse effect on our financial statements.

Deferred Income Tax Asset Valuation Allowance

We record a valuation allowance to reduce our deferred income tax assets to the amount that is more likely than not to be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. Our cumulative pre-tax loss

for years ended December 31, 2006 and 2005 represents sufficient negative evidence for us to determine that the establishment of a full valuation allowance against the deferred tax asset is appropriate. This valuation allowance offsets deferred tax assets associated with future tax deductions as well as carryforward items. In the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes. See Note 10 in the Consolidated Financial Statements for additional information.

Non-Cash Equity Compensation

We currently have several stock incentive plans that permit us to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans are restricted shares of common stock and stock options. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model. The Black-Scholes option pricing model requires numerous assumptions, including expected volatility of our stock price and expected life of the option.

Item 7A. *Quantitative and Qualitative Disclosure about Market Risk.*

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

At December 31, 2007, we had cash, cash equivalents and short-term investments totaling $57.3 million. These amounts were invested primarily in money market accounts, municipal debt securities, corporate debt securities and auction rate securities. The cash, cash equivalents and short-term investments were held for working capital and investment purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

As of March 10, 2008, we did not have any auction rate securities in our portfolio and we did not experience any losses from our year-end holdings.

Item 8. *Financial Statements and Supplementary Data.*

The information required by this Item is set forth on pages F-3 through F-26 of this Annual Report on Form 10-K and is incorporated by reference herein.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") required by Exchange Act Rules 13a-15(b) or 15d-15(e)), as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the principal executive officer and principal financial officer, as appropriate to allow timely decision regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with United States generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Evaluation of Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2007, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Martha Stewart Living Omnimedia, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 of Martha Stewart Living Omnimedia, Inc. and our report dated March 17, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
New York, New York
March 17, 2008

Item 9B. *Other Information.*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this Item is set forth in our Proxy Statement for our 2008 annual meeting of stockholders (our "Proxy Statement") under the captions "ELECTION OF DIRECTORS — Information Concerning Nominees," "INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER," "MEETINGS AND COMMITTEES OF THE BOARD — Code of Ethics" and "— Audit Committee," and "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" and is hereby incorporated herein by reference.

Item 11. *Executive Compensation.*

The information required by this Item is set forth in our Proxy Statement under the captions "MEETINGS AND COMMITTEES OF THE BOARD — Compensation Committee Interlocks and Insider Participation," "COMPENSATION OF OUTSIDE DIRECTORS," "DIRECTOR COMPENSATION TABLE," "COMPENSATION COMMITTEE REPORT," "COMPENSATION DISCUSSION AND ANALYSIS," "SUMMARY COMPENSATION TABLE," "GRANTS OF PLAN-BASED AWARDS IN 2007," "OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END," "OPTION EXERCISES AND STOCK VESTED DURING 2007," and "POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL" and is hereby incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this Item is set forth in our Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EQUITY COMPENSATION PLAN INFORMATION" and is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is set forth in our Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS" and "MEETING AND COMMITTEES OF THE BOARD — Corporate Governance" and is hereby incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item is set forth in our Proxy Statement under the caption "PRINCIPAL ACCOUNTANT FEES AND SERVICES" and is hereby incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

(a) (1) and (2) Financial Statements and Schedules: See page F-1 of this Annual Report on Form 10-K.

(3) *Exhibits:*

Exhibit Number		Exhibit Title
3.1	—	Martha Stewart Living Omnimedia, Inc.'s Certificate of Incorporation (incorporated by reference to our Registration Statement on Form S-1, File Number 333-84001 (the "Registration Statement")).
3.2	—	Martha Stewart Living Omnimedia, Inc.'s By-Laws (incorporated by reference to the Registration Statement).
3.3	—	Amendment and Restatement of Article V, Section 5.1 of By-Laws of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Current Report on Form 8-K filed on December 7, 2007).
4.1	—	Warrant to purchase shares of Class A Common Stock, dated August 11, 2006 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006).
10.1	—	Form of Stockholders' Agreement (incorporated by reference to the Registration Statement).
10.2	—	1999 Stock Incentive Plan (incorporated by reference to the Registration Statement), as amended by Exhibits 10.2.1, 10.2.2 and 10.2.1.†
10.2.1	—	Amendment No. 1 to the 1999 Stock Incentive Plan, dated as of March 9, 2000 (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999, File Number 001-15395 (the "1999 10-K")) as amended by Exhibits 10.2.2 and 10.2.3.†
10.2.2	—	Amendment No. 2 to the Amended and Restated 1999 Stock Incentive Plan, dated as of May 11, 2000 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (the "June 2000 10-Q")) as amended by Exhibit 10.2.3.†
10.2.3	—	Amendment No. 3 to the Amended and Restated 1999 Stock Incentive Plan (incorporated by reference to our Current Report on Form 8-K filed on May 17, 2005 (the "May 17, 2005 8-K")).†
10.3	—	1999 Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the Registration Statement) as amended by Exhibit 10.3.1.†
10.3.1	—	Amendment No. 1 to the Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (incorporated by reference to the May 17, 2005 8-K).
10.4	—	Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (incorporated by reference to the Registration Statement).†
10.5	—	Form of Employment Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement) as amended by Exhibit 10.5.1.†
10.5.1	—	Amendment, dated as of March 15, 2004 to the Employment Agreement, dated October 22, 1999, as amended, by and between the Company and Martha Stewart (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (the "March 2004 10-Q")).†
10.6	—	Form of Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement).
10.7	—	Form of Location Rental Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the Registration Statement) as amended by Exhibit 10.7.1 and 10.7.2.
10.7.1	—	Amendment, dated as of January 1, 2003, to Location Rental Agreement, dated as of October 22, 1999, by and between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 10-K")) as amended by Exhibit 10.7.2.
10.7.2	—	Amendment, dated as of March 15, 2004 to the Location Rental Agreement, dated October 22, 1999, as amended, by and between the Company and Martha Stewart (incorporated by reference to the March 2004 10-Q).
10.8	—	Lease, dated as of September 24, 1992, between Tishman Speyer Silverstein Partnership and Time Publishing Ventures, Inc., as amended by First Amendment of Lease dated as of September 24, 1994 between 11 West 42 Limited Partnership and Time Publishing Ventures, Inc. (incorporated by reference to the Registration Statement).

Exhibit Number		Exhibit Title
10.9	—	Lease, dated as of March 31, 1998, between 11 West 42 Limited Partnership and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).
10.10	—	Lease, dated August 20, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia LLC (incorporated by reference to the Registration Statement).
10.10.1	—	First Lease Modification Agreement, dated December 24, 1999, between 601 West Associates LLC and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to the 1999 10-K).
10.11	—	Lease, dated as of October 1, 2000, between Newtown Group Properties Limited Partnership and Martha Stewart Living Omnimedia, Inc. (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001(the "June 2001 10-Q")).
10.12	—	License Agreement, dated June 21, 2001 by and between Kmart Corporation and MSO IP Holdings, Inc. (incorporated by reference to the June 2001 10-Q) as amended by Exhibit 10.12.1.
10.12.1	—	Amendment, dated as of April 22, 2004 to the License Agreement, by and between MSO IP Holdings, Inc. and Kmart Corporation, dated June 21, 2001 (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).
10.13	—	Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 10-K")) as amended by Exhibits 10.13.1 and 10.13.2.†
10.13.1	—	Amendment, dated January 28, 2002, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, by and between Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")) as amended by Exhibit 10.13.2.†
10.13.2	—	Amendment, dated as of January 1, 2003, to Split-Dollar Life Insurance Agreement, dated February 28, 2001, as amended, by and among Martha Stewart Living Omnimedia, Inc., Martha Stewart and The Martha Stewart Family Limited Partnership (incorporated by reference to our 2002 10-K).†
10.14	—	Investment Agreement, dated as of January 8, 2002, by and among Martha Stewart Living Omnimedia, Inc., The Martha Stewart Family Limited Partnership, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd (incorporated by reference to the 2001 10-K).
10.15	—	2002 Performance-Based Executive Bonus Plan (incorporated by reference to the 2002 10-K).†
10.16	—	2003 Key Executive Bonus Plan (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 (the "2003 10-K")).†
10.17	—	Employment Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to our Current Report on Form 8-K filed on September 23, 2004 ("September 23, 2004 8-K")).†
10.18	—	Location Rental Agreement dated as of September 17, 2004, between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the September 23, 2004 8-K).
10.18.1	—	Letter Agreement between Martha Stewart Living Omnimedia, Inc. and Martha Stewart extending that certain Location Rental Agreement, dated as of September 17, 2004, between the parties (incorporated by reference to our Quarterly Report on Form 10-Q filed November 9, 2007).
10.19	—	Letter Agreement dated September 17, 2004 between Martha Stewart Living Omnimedia, Inc. and Martha Stewart (incorporated by reference to the September 23, 2004 8-K).†
10.20	—	Employment Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to our Current Report on Form 8-K filed on November 16, 2004 (the "November 16, 2004 8-K")).†
10.21	—	Restricted Stock Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to the November 16, 2004 8-K).†
10.22	—	Stock Option Agreement dated as of November 11, 2004, between Martha Stewart Living Omnimedia, Inc. and Susan Lyne (incorporated by reference to the November 16, 2004 8-K).†
10.23	—	2005 Executive Severance Pay Plan (incorporated by reference to our Current Report on Form 8-K filed on January 6, 2005).†
10.24	—	Form of Restricted Stock Award Agreement for use under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Inventive Plan (incorporated by reference to our Current Report on Form 8-K filed on January 14, 2005).†
10.25	—	Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan (incorporated by reference to the May 17, 2005 8-K).†

Exhibit Number		Exhibit Title
10.26	—	Employment Agreement dated as of May 2, 2005, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to our Current Report on Form 8-K filed on June 10, 2005).†
10.27	—	Employment Agreement dated as of July 21, 2005, between Martha Stewart Living Omnimedia, Inc. and John R. Cuti (incorporated by reference to our Current Report on Form 8-K filed on September 8, 2005).†
10.28	—	Consulting Agreement dated as of October 21, 2005 between Martha Stewart Living Omnimedia, Inc. and CAK Entertainment Inc., an entity for which Mr. Charles A. Koppelman serves as Chairman and Chief Executive Officer (incorporated by reference to our Current Report on Form 8-K filed on October 21, 2005 (the "October 21, 2005 8-K")).†
10.28.1	—	Letter Agreement between Martha Stewart Living Omnimedia, Inc. and CAK Entertainment, dated as of July 19, 2007, amending the Consulting Agreement dated October 21, 2005 between the parties (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).†
10.29	—	Consulting Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to the October 21, 2005 8-K).†
10.30	—	Registration Rights Agreement between Charles A. Koppelman and Martha Stewart Living Omnimedia, Inc. dated January 24, 2005 (incorporated by reference to the October 21, 2005 8-K).†
10.31	—	Employment Agreement dated as of November 15, 2005, between Martha Stewart Living Omnimedia, Inc. and Sheraton Kalouria (incorporated by reference to our Current Report on Form 8-K filed on November 22, 2005).†
10.32	—	Separation Agreement dated as of March 7, 2006, between Martha Stewart Living Omnimedia, Inc. and James Follo (incorporated by reference to our Current Report on Form 8-K filed on March 8, 2006).
10.33	—	Employment Agreement dated as of July 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Holly Brown (incorporated by reference to our Current Report on Form 8-K filed on July 26, 2006).†
10.34	—	Employment Agreement dated as of July 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Howard Hochhauser (incorporated by reference to our Current Report on Form 8-K filed on July 26, 2006).†
10.35	—	Warrant Registration Rights Agreement dated as of August 11, 2006, between Martha Stewart Living Omnimedia, Inc. and Mark Burnett (incorporated by reference to the Company's quarterly report on Form 10-Q for the period ended September 30, 2006).
10.36	—	Letter Agreement dated as of October 24, 2006, between Martha Stewart Living Omnimedia, Inc. and Robin Marino (incorporated by reference to our Current Report on Form 8-K filed on October 25, 2006).†
10.37	—	Bonus Conversion Policy (incorporated by reference to our Current Report on Form 8-K filed on February 27, 2007).†
10.38	—	Form of Restricted Stock Unit Award Agreement (incorporated by reference to our Current Report on Form 8-K filed on February 27, 2007).†
10.39	—	Letter Agreement between Martha Stewart Living Omnimedia, Inc. and Robin Marino — Modification of employment arrangement and grant of restricted stock (incorporated by reference to our Current Report on Form 8-K filed May 1, 2007).†
10.40	—	Employment Agreement dated as of June 25, 2007 between Martha Stewart Living Omnimedia, Inc. and Wenda Harris Millard (incorporated by reference to our Quarterly Report on Form 10-Q filed November 9, 2007).†
10.41*	—	Employment Agreement dated as of October 1, 2007 between Martha Stewart Living Omnimedia, Inc. and Gregory Barton.†
10.42	—	2008 Executive Severance Pay Plan (incorporated by reference to our Quarterly Report on Form 10-Q filed November 9, 2007).†
14.1	—	Code of Business Conduct and Ethics (incorporated by reference to our Current Report on Form 8-K filed on February 27, 2007).
21*	—	List of Subsidiaries.
23.1*	—	Consent of Independent Registered Public Accounting Firm.
31.1*	—	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32*	—	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† indicates management contracts and compensatory plans

* indicates filed herewith

Disclosures Required by Section 303A.12 of the NYSE Listed Company Manual. Section 303A.12 of the New York Stock Exchange Listed Company Manual requires the Chief Executive Officer of each listed company to certify to the NYSE each year that he or she is not aware of any violation by the listed company of any of the NYSE corporate governance listing standards. Our Chief Executive Officer submitted the required certification without qualification to the NYSE as of May 2007. In addition, the certifications of the Chief Executive Officer and the Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (the "SOX 302 Certifications") with respect to our disclosures in our Annual Report on Form 10-K for the year ended December 31, 2006 were filed as Exhibits 31.1 and 31.2 to such Annual Report on Form 10-K. The SOX 302 Certifications with respect to our disclosures in our Annual Report on Form 10-K for the year ended December 31, 2007 are being filed as Exhibits 31.1 and 31.2 to this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By: ______________________

Name: Susan Lyne
Title: *President and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
Susan Lyne	President, Chief Executive Officer and Director (Principal Executive Officer)
Howard Hochhauser	Chief Financial Officer (Principal Financial and Accounting Officer)
Rick Boyko	Director
Michael Goldstein	Director
Jill A. Greenthal	Director
Charles Koppelman	Chairman of the Board
Thomas C. Siekman	Lead Independent Director
Bradley E. Singer	Director

Each of the above signatures is affixed as of March 17, 2008.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS, FINANCIAL STATEMENT SCHEDULES AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005	F-3
Consolidated Balance Sheets at December 31, 2007 and 2006	F-4
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2007, 2006, and 2005	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005	F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule:

II – Valuation and Qualifying Accounts for the three years ended December 31, 2007, 2006 and 2005	F-31

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Martha Stewart Living Omnimedia, Inc.:

We have audited the accompanying consolidated balance sheets of Martha Stewart Living Omnimedia, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martha Stewart Living Omnimedia, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, Martha Stewart Living Omnimedia, Inc. adopted Financial Accounting Standards Board Interpretation 48, "Accounting for Uncertainty in Income Taxes – an interpretation of Statement of Financial Accounting Standards No. 109" and effective January 1, 2006, Martha Stewart Living Omnimedia, Inc. adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
New York, New York
March 17, 2008

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands except per share data)

	2007	2006	2005
REVENUES			
Publishing	$ 183,727	$ 156,559	$ 125,765
Merchandising	84,711	69,504	58,819
Internet	19,189	15,775	11,258
Broadcasting	40,263	46,503	16,591
Total revenues	327,890	288,341	212,433
OPERATING COSTS AND EXPENSES			
Production, distribution and editorial	154,851	138,213	125,929
Selling and promotion	89,179	74,190	71,037
General and administrative	68,584	70,173	85,981
Depreciation and amortization	7,562	8,598	7,797
Total operating costs and expenses	320,176	291,174	290,744
OPERATING INCOME/(LOSS)	7,714	(2,833)	(78,311)
Interest income, net	2,771	4,511	3,423
Legal Settlement	432	(17,090)	–
INCOME/(LOSS) BEFORE INCOME TAXES	10,917	(15,412)	(74,888)
Income tax provision	(628)	(838)	(407)
INCOME/(LOSS) FROM CONTINUING OPERATIONS	10,289	(16,250)	(75,295)
Loss from discontinued operations	–	(745)	(494)
NET INCOME/(LOSS)	$ 10,289	$ (16,995)	$ (75,789)
INCOME/(LOSS) PER SHARE			
Basic and diluted - Income/(loss) from continuing operations	$ 0.20	$ (0.32)	$ (1.48)
Basic and diluted - Loss from discontinued operations	–	(0.01)	(0.01)
Basic and diluted - Net income/(loss)	$ 0.20	$ (0.33)	$ (1.49)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	52,449	51,312	50,991
Diluted	52,696	51,312	50,991
DIVIDENDS PER COMMON SHARE	n/a	$ 0.50	n/a

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(in thousands except per share data)

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 30,536	$ 28,528
Short-term investments	26,745	35,321
Accounts receivable, net	94,195	70,319
Inventories, net	4,933	4,448
Deferred television production costs	5,316	4,609
Income taxes receivable	513	482
Other current assets	3,921	3,857
Total current assets	166,159	147,564
PROPERTY, PLANT AND EQUIPMENT, net	17,086	19,616
INTANGIBLE ASSETS, net	53,605	53,605
OTHER NON-CURRENT ASSETS	18,417	7,262
Total assets	$ 255,267	$ 228,047
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 27,425	$ 28,053
Accrued payroll and related costs	13,863	13,646
Income taxes payable	1,246	1,011
Current portion of deferred subscription revenue	25,578	28,884
Current portion of other deferred revenue	5,598	3,159
Total current liabilities	73,710	74,753
DEFERRED SUBSCRIPTION REVENUE	9,577	10,032
OTHER DEFERRED REVENUE	14,482	9,845
OTHER NON-CURRENT LIABILITIES	1,969	2,460
Total liabilities	99,738	97,090
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
Class A Common Stock, $.01 par value, 350,000 shares authorized; 26,738 and 26,109 shares outstanding in 2007 and 2006, respectively	267	261
Class B Common Stock, $.01 par value, 150,000 shares authorized; 26,722 and 26,791 shares outstanding in 2007 and 2006, respectively	267	268
Capital in excess of par value	272,132	257,014
Accumulated deficit	(116,362)	(125,811)
	156,304	131,732
Less Class A treasury stock – 59 shares at cost	(775)	(775)
Total shareholders' equity	155,529	130,957
Total liabilities and shareholders' equity	$ 255,267	$ 228,047

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	Class A Common Stock		*Class B Common Stock*				*Class A Treasury Stock*		
	Shares	*Amount*	*Shares*	*Amount*	*Capital in excess of par value*	*Accumulated deficit*	*Shares*	*Amount*	*Total*
Balance at January 1, 2005	21,660	$ 217	29,123	$ 291	$ 193,988	$ (6,093)	(59)	$ (775)	$ 187,628
Net loss	–	–	–	–	–	(75,789)	–	–	(75,789)
Conversion of shares	1,828	18	(1,828)	(18)	–	–	–	–	–
Shares returned on net treasury basis	–	–	(422)	(4)	4	–	–	–	–
Issuance of shares in conjunction with stock options exercises	585	6	–	–	7,954	–	–	–	7,960
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	809	8	–	–	(3,717)	–	–	–	(3,709)
Equity charge associated with common stock warrant	–	–	–	–	31,755	–	–	–	31,755
Non-cash equity compensation	–	–	–	–	12,786	–	–	–	12,786
Balance at December 31, 2005	24,882	249	26,873	269	242,770	(81,882)	(59)	(775)	160,631
Net loss	–	–	–	–	–	(16,995)	–	–	(16,995)
Shares returned on net treasury basis	–	–	(82)	(1)	1	–	–	–	–
Issuance of shares in conjunction with stock options exercises	151	1	–	–	1,582	–	–	–	1,583
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	332	3	–	–	(794)	–	–	–	(791)
Common stock dividends	–	–	–	–	–	(26,934)	–	–	(26,934)
Issuance of shares in conjunction with warrant exercises	744	8	–	–	–	–	–	–	8
Equity charge associated with common stock warrant	–	–	–	–	2,261	–	–	–	2,261
Non-cash equity compensation	–	–	–	–	11,194	–	–	–	11,194
Balance at December 31, 2006	26,109	261	26,791	268	257,014	(125,811)	(59)	(775)	130,957
Net income	–	–	–	–	–	10,289	–	–	10,289
Cumulative effect of adoption of FIN 48	–	–	–	–	–	(840)	–	–	(840)
Shares returned on a net treasury basis	–	–	(69)	(1)	1	–	–	–	–
Issuance of shares in conjunction with stock options exercises	91	1	–	–	307	–	–	–	308
Issuance of shares of stock and restricted stock, net of cancellations and tax liabilities	384	4	–	–	(3,434)	–	–	–	(3,430)
Issuance of shares in conjunction with warrant exercises	154	1	–	–	–	–	–	–	1
Equity charge associated with common stock warrant	–	–	–	–	5,530	–	–	–	5,530
Non-cash equity compensation	–	–	–	–	12,714	–	–	–	12,714
Balance at December 31, 2007	26,738	$ 267	26,722	$ 267	$ 272,132	$ (116,362)	(59)	$ (775)	$ 155,529

The accompanying notes are an integral part of these consolidated financial statements.

MARTHA STEWART LIVING OMNIMEDIA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007, 2006 and 2005
(in thousands)

	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income/(loss)	$ 10,289	$ (16,995)	$ (75,789)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:			
Depreciation and amortization	7,562	8,598	7,797
Amortization of deferred television production costs	21,029	25,324	7,844
Non-cash equity compensation	19,118	13,811	44,580
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable, net	(23,876)	(14,938)	(24,050)
Inventories	(485)	(538)	1,319
Other current assets	(64)	509	(793)
Deferred television production costs	(22,194)	(23,426)	(14,351)
Other non-current assets	(1,357)	(1,946)	1,145
Accounts payable and accrued liabilities	(475)	5,626	1,021
Income taxes	(636)	572	5,867
Deferred subscription revenue	(3,761)	(832)	4,920
Other deferred revenue	7,076	(895)	10,461
Other non-current liabilities	(491)	(581)	(320)
	(46,263)	(36,449)	(14,781)
Net cash provided by/(used in) operating activities	11,735	(5,711)	(30,349)
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditures	(5,032)	(8,342)	(9,822)
Purchases of short-term investments	(186,210)	(189,755)	(137,876)
Sales of short-term investments	194,786	238,222	89,398
Investment in other non-current assets	(10,150)	–	–
Net cash provided by/(used in) investing activities	(6,606)	40,125	(58,300)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	-	(26,101)	–
Proceeds from exercise of stock options	308	750	7,960
Issuance of stock, warrants and restricted stock, net of cancellations and tax liabilities	(3,429)	(784)	(3,709)
Net cash provided by/(used in) financing activities	(3,121)	(26,135)	4,251
Net increase/(decrease) in cash	2,008	8,279	(84,398)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	28,528	20,249	104,647
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 30,536	$ 28,528	$ 20,249

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions except share data and where noted)

1. THE COMPANY

Martha Stewart Living Omnimedia, Inc. (together with its wholly owned subsidiaries, the "Company") is a leading provider of original "how to" content and products for homemakers and other consumers. The Company's business segments are Publishing, Merchandising, Internet and Broadcasting. The Publishing segment primarily consists of the Company's operations related to its magazines and books. The Merchandising segment consists of the Company's operations related to the design of merchandise and related promotional and packaging materials that are distributed by its retail and manufacturing partners in exchange for royalty income. The Internet segment comprises the website *marthastewart.com*, operations relating to direct-to-consumer floral business and sales of digital photo products. The Broadcasting segment primarily consists of the Company's television production operations which produce television programming that airs in syndication and on cable, and also those related to its satellite radio channel on Sirius.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash equivalents that mature within three months of the date of purchase (see Note 3).

Short-term Investments

Short-term investments include investments that have maturity dates in excess of three months on the date of acquisition. Unrealized gains/losses were insignificant (see Note 3).

Revenue Recognition

The Emerging Issues Task Force reached a consensus in May 2003 on Issue No. 0021, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") which became effective for revenue arrangements entered into in the third quarter of 2003. In an arrangement with multiple deliverables, EITF 00-21 provides guidance to determine a) how the arrangement consideration should be measured, b) whether the arrangement should be divided into separate units of accounting, and c) how the arrangement consideration should be allocated among the separate units of accounting. The Company has applied the guidance included in EITF 00-21 in establishing revenue recognition policies for its arrangements with multiple deliverables. For agreements with multiple deliverables, if the Company is unable to put forth vendor specific objective evidence required under EITF 00-21 to determine the fair value of each deliverable, then the Company will account for the deliverables as a combined unit of accounting rather than separate units of accounting. In this case, revenue will be recognized as the earnings process is completed.

Magazine advertising revenues are recorded upon release of magazines for sale to consumers and are stated net of agency commissions and cash and sales discounts. Allowances for estimated bad debts are provided based upon historical experience.

Deferred subscription revenue results from advance payments for subscriptions received from subscribers and is recognized on a straight-line basis over the life of the subscription as issues are delivered.

Newsstand revenues are recognized based on the on-sale dates of magazines and are recorded based upon estimates of sales, net of brokerage and newsstand related fees. Estimated returns are recorded based upon historical experience.

Deferred book revenue results from advance payments received from the Company's publisher and is recognized as manuscripts are delivered to and accepted by the publisher. Revenue is also earned from book publishing as sales on a unit basis exceed the advanced royalty.

Television advertising revenues are recognized when the related commercial is aired and are recorded net of agency commission, estimated reserves for television audience underdelivery and, for season 2 of "The Martha Stewart Show", NBC distribution fees. In exchange for season 3 license fees, the Company gained additional advertising inventory for the new season. Therefore, season 3 revenues are reported net of only the agency commission and estimated reserves for television audience underdelivery. Television product placement revenues are recognized when the segment featuring the related product/brand immersion is initially aired. Licensing revenues are recorded as earned in accordance with the specific terms of each agreement. Licensing revenues from the Company's radio programming are recorded on a straight-line basis over the term of the agreement. Internet advertising revenues based on the sale of impression-based advertisements are recorded in the period in which the advertisements are served.

Product revenues in the Company's Internet segment are recognized upon shipment of goods to customers. Shipping and handling expenses are included in cost of goods sold. Estimated returns are recorded based on historical experience.

Licensing-based revenues, most of which are in the Company's Merchandising segment, are accrued on a monthly basis, based on the specific mechanisms of each contract. Generally, revenues are accrued based on actual sales, while any minimum guarantees are earned evenly over the fiscal year. Revenues related to the Company's agreement with Kmart are recorded on a monthly basis based on actual retail sales, until the last period of the year, when the Company recognizes a substantial majority of the true-up between the minimum royalty amount and royalties paid on actual sales, when such amounts are determinable. Payments are generally made by the Company's partners on a quarterly basis.

Inventories

Inventory consisting of paper is stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Television Production Costs

Television production costs are capitalized and amortized based upon estimates of future revenues to be received and future costs to be incurred for the applicable television product. The Company bases its estimates on existing contracts for programs, historical advertising rates and ratings as well as market conditions. Estimated future revenues and costs are adjusted regularly based upon actual results and changes in market and other conditions.

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the lease term or, if shorter, the estimated useful lives of the related assets.

Costs incurred to develop the Company's website are required to be capitalized and amortized over the estimated useful life of the website in accordance with EITF 00-2, "Accounting for Web Site Development Costs" and Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." For the year ended 2007 and 2006, the Company capitalized $1.2 million and $3.0 million, respectively, of costs associated with the website development, of which $0.2 million were compensation expenses for each year. These capitalized costs will be amortized over the useful life of the website.

The useful lives of the Company's assets are as follows:

Studio sets	2 years
Furniture, fixtures and equipment	3 – 5 years
Computer hardware and software	3 – 5 years
Leasehold improvements	life of lease

Intangible Assets

The Company reviews goodwill for impairment by applying a fair-value based test annually, or more frequently if events or changes in circumstances warrant. The Company estimates fair values based on the future expected cash flows, revenues, earnings and other factors. The Company estimates future cash flows, revenues, earnings and other factors based upon segment level historical results, current trends, and operating and cash flow projections. The Company's estimates are subject to uncertainty, and may be affected by a number of factors outside its control, including general economic conditions, the competitive market, and regulatory changes. If actual results differ from the Company's estimate of future cash flows, revenues, earnings and other factors, it may record additional impairment charges in the future. For the years ended December 31, 2007, 2006 and 2005, no impairment charge was recorded.

The components of the intangible assets as of December 31, 2007 are set forth in the schedule below, and are reported entirely within the Publishing segment:

(In thousands)	Publishing Goodwill	Accumulated Amortization – Publishing Goodwill	Publishing Trademarks	Publishing Subscriber Lists	Accumulated Amortization- Publishing Subscriber Lists	Total
Balance January 1, 2006	$ 67,857	$ (14,752)	$ 500	$ 900	$ (825)	$ 53,680
Amortization expense	-	-	-	-	(75)	(75)
Balance December 31, 2006	67,857	(14,752)	500	900	(900)	53,605
Amortization expense	-	-	-	-	-	-
Balance December 31, 2007	$ 67,857	$ (14,752)	$ 500	$ 900	$ (900)	$ 53,605

Impairment of Long-lived assets

The Company reviews long-lived tangible assets and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Using the Company's best estimates based on reasonable assumptions and projections, it records an impairment loss to write down the assets to their estimated fair values if carrying values of such assets exceed their related undiscounted expected future cash flows. The Company evaluates intangible assets with finite useful lives by individual magazine title or other applicable property, which is the lowest level at which independent cash flows can be identified. The Company evaluates corporate assets or other long-lived assets that are not specific to certain magazine titles or properties at a consolidated entity or segment reporting unit level, as appropriate.

For the years ended December 31, 2007, 2006 and 2005, no impairment charge was recorded.

Investment in Other Non-current Assets

In August 2007, as part of a transaction led by GTCR Golder Rauner, the Company invested $10.2 million ($10 million in cash and $0.2 million in related acquisition costs) in exchange for Class A Preferred and Common Units in United Craft MS Brands, LLC ("United Craft"), a holding company of the newly combined entity, Wilton Products Inc., which owns EK Success, Wilton Industries, and Dimensions Holding. The investment gives the Company a 3.8% ownership interest in the combined crafts entity.

At the time of the August investment, and in connection with the acquisition by United Craft of Wilton Industries and Dimensions Holding, the Company modified the terms of its existing agreement with United Craft. In 2006, the Company entered into a licensing relationship with United Craft and its affiliates, including EK Success, for the creation, marketing and sale of paper-based craft products. In connection with that initial license, the Company received a deeply subordinated equity interest in United Craft represented by Class M Common Units. The Company's ability to realize value from that subordinated equity interest was contingent on, among other matters, majority stockholders receiving a specified rate of return in respect of their senior securities. Pursuant to the August amendment to the existing agreement, the proportionate size of the Company's subordinated interest in the equity of United Craft was reduced and the requisite hurdle rate for the senior equity was reduced as well. Consistent with the accounting treatment of the original subordinated equity interest in United Craft, the Company valued the Class M Common Units and recorded the amount as deferred revenue in the Merchandising segment. The Company engaged an external valuation services firm to value the investment, and finalized, in the fourth quarter of 2007, the fair value of the Class M Common Units as $2.6 million.

In 2007, concurrently with the investment agreement, the Company entered into an additional licensing agreement with Wilton Industries. During 2007, the Company received and recognized royalties from the initial 2006 agreement with EK Success. Royalties from Wilton Industries are not expected to be generated until the launch of the licensed products at a future date.

Advertising Costs

Advertising costs, consisting primarily of direct-response advertising, are expensed in the period incurred.

Reclassification Adjustments

Certain prior year financial information has been reclassified to conform to fiscal 2007 financial statement presentation. In 2005, in accordance with Staff Accounting Bulletin Topic 14F, "Share-Based

Payment", non-cash equity compensation expense has been reclassified to production, distribution and editorial, selling and promotion, and general and administrative expense lines (the same lines as cash compensation paid to the same recipients) out of non-cash equity compensation expense.

Earnings Per Share

Basic earnings per share is computed using the weighted average number of actual common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that would occur from the exercise of stock options and shares covered under a warrant and the vesting of restricted stock. For the years ended December 31, 2007, 2006, and 2005, the shares subject to options, warrants, and restricted stock awards that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive were 2,276,622, 3,404,478 and 5,095,000 with a weighted average exercise price of $15.43, $18.45, and $25.44, respectively.

Options granted under the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan are not included as they are not dilutive (see Note 9, "Employee and Non-Employee Benefit and Compensation Plans").

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Management does not expect such differences to have a material effect on the Company's consolidated financial position or results of operations.

Equity Compensation

See Note 9, "Employee and Non-Employee Benefit and Compensation Plans," for discussion of equity compensation.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). This statement supersedes SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123," and Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The statement was effective for interim or annual periods beginning after January 1, 2006. Accordingly, effective January 1, 2006, the Company adopted the fair-value recognition provisions of SFAS 123R. See Note 9, "Employee and Non-Employee Benefit and Compensation Plans" for further information on the adoption of SFAS 123R.

In June 2006, the FASB issued FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold which a tax position is required to meet before being recognized in the financial statements. It further provides guidance on derecognition and measurement of tax positions. Disclosure requirements under FIN 48 include a rollforward of the beginning and ending unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within a year. FIN 48 was effective for fiscal years beginning after December 15, 2006. Accordingly, effective January 1, 2007, the Company adopted the provisions of FIN 48. See Note 10, "Income Taxes," for further discussion on the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, on February 12, 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The Company is currently assessing the impact to the Company's consolidated financial position, cash flows or results of operations upon adoption of SFAS 157 and FSP FAS 157-2.

In February 2007, the FASB issued SFAS No. 159, "Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). Under SFAS 159, entities may choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 also establishes recognition, presentation, and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 will be effective for the Company beginning January 1, 2008. The Company is currently assessing the impact to the Company's consolidated financial position, cash flows or results of operations upon adoption of SFAS 159.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. Also in December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements" ("SFAS 160"). This Statement amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 141(R) and SFAS 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008, with earlier adoption being prohibited. The Company is currently assessing the impact to the Company's consolidated financial position, cash flows or results of operations upon adoption of SFAS 141(R) and SFAS 160.

3. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at date of purchase. Cash equivalents are carried at cost, which approximates their fair market value. Cash and cash equivalents at December 31, 2007 and 2006 consisted of the following:

(in thousands)	2007	2006
Cash	$ 19,469	$ 26,342
Money market funds	11,067	2,186
Total cash and cash equivalents	$ 30,536	$ 28,528

As of December 31, 2007, short-term investments consist of municipal debt securities, corporate debt securities and auction rate securities. Auction rate securities are variable-rate bonds tied to short-term interest rates with maturities in excess of 90 days. Interest rates on these securities typically reset

through a modified Dutch auction at predetermined short-term intervals, usually every 1, 7, 28 or 35 days. Auction rate securities are recorded at fair market value, which approximates cost because of their short-term interest rates. Corporate debt securities and municipal debt securities are issued by various highly rated municipalities that have maturities between three and twelve months at date of purchase.

The Company's short-term investments are accounted for as available for sale securities under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are recorded at cost, which approximates fair market value; therefore the Company has no unrealized gains or losses from these investments.

Short-term investments at December 31, 2007 and 2006 consisted of the following:

(in thousands)	2007	2006
Municipal debt securities	$ 19,586	$ -
Auction rate securities	2,875	4,725
Corporate debt securities	4,284	11,035
U.S. government and agency securities	–	18,817
Foreign bonds	–	744
Total short-term investments	$ 26,745	$ 35,321

All income generated from these short-term investments is recorded as interest income.

4. ACCOUNTS RECEIVABLE, NET

The components of accounts receivable at December 31, 2007 and 2006 are as follows:

(in thousands)	2007	2006
Advertising	$ 42,828	$ 26,722
Licensing	50,111	41,273
Other	6,061	6,085
	99,000	74,080
Less: reserve for credits and uncollectible accounts	4,805	3,761
	$ 94,195	$ 70,319

As of December 31, 2007 and 2006, accounts receivable from Kmart were approximately $45.1 million and $35.1 million, respectively, primarily related to the true-up payment due to the minimum guaranteed royalty for the applicable year. Payment of such respective receivables was received by the Company in the first quarter of the following year, prior to the respective filing of the Annual Report on Form 10-K for the applicable period.

5. INVENTORIES

Inventory is comprised of paper, and is valued at $4.9 million and $4.4 million at December 31, 2007 and 2006, respectively.

6. PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment at December 31, 2007 and 2006 are as follows:

(in thousands)	2007	2006
Studios and equipment	$ 4,202	$ 4,202
Furniture, fixtures and equipment	10,518	9,071
Computer hardware and software	25,956	22,938
Leasehold improvements	27,279	26,716
Total Property, Plant and Equipment	67,955	62,927
Less: accumulated depreciation and amortization	50,869	43,311
Net Property, Plant and Equipment	$ 17,086	$ 19,616

Depreciation and amortization expense related to property, plant and equipment was $7.6 million, $8.5 million and $7.2 million, for the years ended December 31, 2007, 2006 and 2005, respectively.

7. LINE OF CREDIT

The Company has an agreement with Bank of America, N.A. for a line of credit in the amount of $5.0 million with an interest rate equal to London Interbank Offering Rate ("LIBOR") plus 1.0% per annum and an expiration date of June 30, 2008. As of December 31, 2007, the Company did not have any amounts outstanding under this agreement.

8. SHAREHOLDERS' EQUITY

Common Stock

The Company has two classes of common stock outstanding. The Class B Common Stock is identical in all respects to Class A Common Stock, except with respect to voting and conversion rights. Each share of Class B Common Stock entitles its holder to ten votes and is convertible on a one-for-one basis to Class A Common Stock at the option of the holder and automatically upon most transfers.

In late July 2006, our Board of Directors declared a one-time special dividend of $0.50 per share for a total value of $26.9 million. During September 2006, the Company paid $26.1 million in dividends and reduced the aggregate exercise price under certain warrants by an aggregate of $0.8 million on account of the dividend.

9. EMPLOYEE AND NON-EMPLOYEE BENEFIT AND COMPENSATION PLANS

Retirement Plans

The Company established a 401(k) retirement plan effective July 1, 1997, available to substantially all employees. An employee can contribute up to a maximum of 25% of compensation to the plan, or the maximum allowable contribution by the IRS ($0.02 million in 2007 and 2006 and $0.01 million in 2005), whichever is less. The Company matches 50% of the first 6% of compensation contributed. Employees vest ratably in employer-matching contributions over a period of four years of service. The employer-matching contributions totaled approximately $1.2 million, $1.1 million and $0.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company does not sponsor any post-retirement and/or post-employment benefit plan.

Stock Incentive Plans

The Company currently has several stock incentive plans that permit it to grant various types of share-based incentives to key employees, directors and consultants. The primary types of incentives granted under these plans are stock options and restricted shares of common stock. The Compensation Committee of the Board of Directors may grant awards for up to a maximum of 10,000,000 underlying shares of common stock under the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan (the "1999 Option Plan"), and up to a maximum of 600,000 underlying shares of common stock under the Company's Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Plan"). In November 1997, the Company established the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "1997 Option Plan"). The Company has an agreement with Martha Stewart whereby she periodically returns to the Company shares of Class B Common Stock owned by her or her affiliates in amounts corresponding on a net treasury basis to the number of options exercised under the 1997 Option Plan during the relevant period. Accordingly, options outstanding under the 1997 Option Plan are not dilutive. In 2005, 422,000 shares were returned under the agreement representing shares due the Company as of December 31, 2004. In 2006, 82,306 shares were returned under the agreement representing shares due the Company as of December 31, 2005. In 2007, 69,174 shares were returned under the agreement representing shares due the Company as of March 31, 2007. No further awards will be made from the 1997 Option Plan.

Prior to January 1, 2006, the Company accounted for these plans under SFAS 123. As permitted under this standard, compensation cost was recognized using the intrinsic value method described in APB 25. Effective January 1, 2006, the Company adopted the fair-value recognition provisions of SFAS 123R and Securities and Exchange Commission Staff Accounting Bulletin No. 107 using the modified prospective transition method; therefore prior periods have not been restated. Compensation cost recognized in the years ended December 31, 2007 and 2006 includes the relevant portion (the amount vesting in the respective periods) of share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Restricted shares are valued at the market value of traded shares on the date of grant, while stock options are valued using a Black-Scholes option pricing model.

Black-Scholes Assumptions

The Company uses the Black-Scholes option pricing model to value options and warrants issued. The model requires numerous assumptions, including expected volatility of the Company's Class A Common Stock price, expected life of the option and expected cancellations. These assumptions are reviewed and used to value grants when they are issued. Further, certain grants are subject to revaluation at reporting period end dates or when vesting provisions lapse. In the fourth quarter of 2006, the Company re-examined its volatility calculation that had previously included all historical closing prices since the Company's initial public offering in 1999. The Company believes that the historical closing prices throughout 2006 and forward represent a more accurate volatility of the Company's stock and is generally consistent with the implied market volatility of its publicly traded options and in-line with its industry peer group. Therefore, the Company determined its current volatility calculation using historical closing prices starting January 1, 2006. For presentation purposes, the Company's Black-Scholes model represents a blend of assumptions including the Company's 2006 updated volatility for those options that are priced when vesting provisions lapse.

Stock Options and Warrants

Prior to March 2000, options were granted with an exercise price equal to the closing price of the Class A Common Stock on the date of the grant. As of March 9, 2000, the Company grants options with an exercise price equal to the most recent prior date for which a closing price is available, without regard for after-hours trading. Stock options have an exercise term not to exceed 10 years. The Compensation Committee determines the vesting period for the Company's stock options. Generally, employee stock options vest ratably on each of either the first three or four anniversaries of the grant date. Non-employee director options are subject to various vesting schedules ranging from one to three years from the grant date. The vesting of certain option awards to non-employees is generally contingent upon the satisfaction of various milestones. Employee option awards usually provide for accelerated vesting upon retirement, death, or disability. Severance of a participant in the Martha Stewart Living Omnimedia, Inc. Executive Severance Plan also triggers accelerated vesting of that participant's equity awards.

As a result of adopting SFAS 123R on January 1, 2006, the Company's income before taxes and net income for the three-month periods ended December 31, 2007 and December 31, 2006, were $0.2 million and $0.5 million, respectively, lower than if the Company continued to account for stock-based compensation under APB 25. For the year ended December 31, 2007, the Company's income before taxes and net income is $1.7 million lower. For the year ended December 31, 2006, the Company's loss before taxes and net loss is $2.4 million higher. The adoption of SFAS 123R did not impact the Company's reported income per share for the three months ended December 31, 2007, and resulted in a $0.03 decrease in the Company's reported income per share for the year ended December 31, 2007.

Compensation expense is recognized in the production, distribution and editorial, the selling and promotion, and the general and administrative expense lines of the Company's consolidated statements of operations. For the years ended December 31, 2007, 2006, and 2005, the Company recorded non-cash equity compensation expense of $19.1 million, $13.8 million, and $44.6 million, respectively. In 2005 and 2006, the Company capitalized $1.3 million and $0.2 million, respectively, of non-cash equity compensation which was issued in connection with the execution of certain licensing agreements. Accordingly, the value of the shares is amortized to non-cash equity compensation expense as revenues are recognized. As of December 31, 2007, capitalized non-cash equity compensation was $0.8 million.

As of December 31, 2007, there was $0.5 million of total unrecognized compensation cost related to nonvested stock options to be recognized over a weighted average period of one year.

The intrinsic values of options exercised during the years ended December 31, 2007 and 2006 were not significant. The total cash received from the exercise of stock options for the years ended December 31, 2007 and 2006 was $0.3 million and $0.8 million respectively, and is classified as financing cash flows.

No options were granted to employees during the year ended December 31, 2007. The fair value of non-employee contingent awards where vesting restrictions lapsed in 2007 was estimated on the date when vesting provisions lapsed, using the Black-Scholes option-pricing model on the basis of the following weighted average assumptions:

	2007
Risk-free interest rates	3.5% - 5.1%
Dividend yields	Zero
Expected volatility	32.9% - 41.5%
Expected option life	4.6 - 8.4 years
Average fair market value per option granted	$2.89 - $13.32

Note: This table represents a blend of assumptions including the Company's 2006 updated volatility for those options that are priced when vesting provisions lapse.

Changes in outstanding options under the 1997 Option Plan during the twelve-month period ending December 31, 2007 are as follows:

	Number of options	Weighted average exercise price
Outstanding as of December 31, 2006	59,644	$0.60
Exercised	(50,500)	0.60
Cancelled	(9,144)	0.60
Outstanding as of December 31, 2007	0	$0.60
Options exercisable at December 31, 2007	0	
Options available for grant at December 31, 2007	Zero	

Changes in outstanding options under the 1999 Option Plan and the Non-Employee Director Plan during the year ended December 31, 2007 are as follows:

	Number of options	Weighted average exercise price
Outstanding as of December 31, 2006	1,723,350	$18.70
Granted	52,500	18.09
Exercised	(40,650)	6.87
Cancelled	(12,000)	12.05
Outstanding as of December 31, 2007	1,723,200	$19.01
Options exercisable at December 31, 2007	1,592,845	$18.93
Equity available for grant at December 31, 2007 after deducting restricted stock outstanding	4,993,205	

The following table summarizes information about the stock options outstanding under the Company's option plans as of December 31, 2007:

		Options Outstanding		Options Exercisable	
Range of Exercise Price Per Share	Weighted Average Remaining Contractual Life in Years	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.60	0.0	0	$ 0.0	0	$ 0.0
$6.78-$10.61	1.5	244,842	8.41	244,842	8.41
$14.90-$15.75	3.1	15,825	15.38	15,825	15.38
$15.90	4.1	150,000	15.90	150,000	15.90
$16.45-$18.90	5.5	722,333	18.42	705,666	18.46
$19.92-$26.25	6.6	239,200	21.03	125,512	21.65
$26.56-$33.75	5.0	351,000	27.72	351,000	27.72
$0.60-$33.75	4.9	1,723,200	$19.01	1,592,845	$18.93

The table below presents the pro forma effect on net loss and basic and diluted loss per share for the year ended December 31, 2005 if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under its stock option plans. For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option pricing model.

	2005
Risk-free interest rates	3.74%
Dividend yields	Zero
Expected volatility	68.3%
Expected option life	3.0 years
Average fair market value per option granted	$12.01

Under SFAS 123, compensation cost is recognized in the amount of the estimated fair value of the options over the relevant vesting periods. The pro forma effect on net loss for the year ended December 31, 2005, was as follows:

(in thousands, except per share data)	2005
Net loss, as reported	$ (75,789)
Add back: Total stock option based employee compensation expense included in net loss	3,496
Deduct: Total stock option based employee compensation expense determined under fair value based method for all awards	(5,512)
Pro forma net loss	$ (77,805)
Loss per share:	
Basic and diluted – as reported	$ (1.49)
Basic and diluted – pro forma	$ (1.53)

Restricted Stock

Restricted stock represents shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. In 2005, the market value of restricted stock awards on the date of grant was recorded as a reduction of capital stock. In connection with the

adoption of SFAS 123R in 2006, the Company reclassified the unamortized restricted stock to additional paid-in capital. Restricted stock is expensed ratably over the restriction period, typically ranging from three to four years. Restricted stock expense for the three months ended December 31, 2007 and 2006 was $3.3 million and $2.4 million, respectively. Restricted stock expense for the years ended December 31, 2007 and 2006 was $11.9 million and $7.7 million, respectively.

A summary of the Company's nonvested restricted stock shares as of December 31, 2007 and changes during the twelve month period ended December 31, 2007 is as follows:

(in thousands, except share data)	Shares	Weighted Average Grant Date Value
Nonvested at December 31, 2006	882,794	$18,464
Granted	650,150	11,041
Vested(1)	(495,007)	(10,610)
Forfeitures	(76,573)	(1,491)
Nonvested at December 31, 2007	961,364	$ 17,404

(1) Included in the gross shares vested during the period ended December 31, 2007 are 200,808 shares of our common stock which were surrendered by recipients in order to fulfill their tax withholding obligations.

The fair value of nonvested shares is determined based on the closing price of our common stock on the day preceding grant date. The weighted-average grant date fair values of nonvested shares granted during the periods ended December 31, 2007 and 2006 were $11.0 million and $7.9 million respectively. As of December 31, 2007, there was $9.7 million of total unrecognized compensation cost related to nonvested restricted stock arrangements to be recognized over a weighted-average period of 1.6 years.

Non-Employee Equity Compensation

In consideration of the execution in September 2004 of a consulting agreement under which Mark Burnett agreed to act as an advisor and consultant to the Company with respect to various television matters, the Company issued to Mr. Burnett a warrant to purchase 2,500,000 shares of the Company's Class A Common Stock at an exercise price of $12.59 per share. Under the initial agreement, the shares covered by the warrant would have vested and become exercisable in three tranches, subject to the achievement of various milestones with respect to certain television programs. The first two tranches representing a total of 1,666,666 shares vested in 2005 and the warrant with respect to such shares was exercised in 2006. However, under the terms of this warrant, the third tranche (i.e., 833,333 shares) did not vest. No shares remain eligible for issuance under this warrant.

On August 11, 2006, in connection with Mr. Burnett's continued services as executive producer of the syndicated daytime television show, *The Martha Stewart Show*, the Company issued an additional warrant to Mr. Burnett to purchase up to 833,333 shares of Class A Common Stock at an exercise price of $12.59 per share, subject to vesting pursuant to certain performance criteria. During the first quarter of 2007, the portion of the warrant related to the clearance of season 3 of *The Martha Stewart Show* vested and was subsequently exercised. Mr. Burnett exercised this portion of the warrant on a cashless basis, pursuant to which he acquired 154,112 shares and forfeited 262,555 shares based on the closing price of the Company's Class A Common Stock of $19.98 the day prior to exercise. The remaining half of this warrant vested in July 2007 when the applicable milestones relating to the production of *The Martha Stewart Show* were achieved. For the year ended December 31, 2007, the Company recognized an approximate $6.0 million increase to non-cash equity compensation related to this warrant.

Both of Mr. Burnett's warrants were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The warrants issued to Mr. Burnett are not covered by the Company's existing equity plans. In connection with the 2006 warrant, the Company also entered into a registration rights agreement with Mr. Burnett. Mr. Burnett has exercised his right to obligate the Company to effect a shelf registration under the Securities Act of 1933, as amended, covering the resale of the shares of common stock issuable upon the exercise of either warrant. The Company registered the shares covered under the warrant agreement, in addition to certain other shares, pursuant to a registration statement on Form S-3 filed with the Securities and Exchange Commission.

In March 2006, the Company entered into an agreement with an agency which provided the Company with marketing communications and consulting services. In September 2006, the Company entered into a new agreement with this agency which superseded in its entirety the March agreement. Pursuant to the new agreement, the Company granted the agency an option to purchase 60,000 shares of the Company's Class A Common Stock under the Company's 1999 Option Plan with an exercise price equal to $18.31 per share, which was the closing price on the date of the agreement. 30,000 of the shares subject to the option vested immediately. During the first quarter of 2007, the performance criteria were achieved, and the remaining 30,000 shares subject to the option vested. For the year ended December 31, 2007, the Company recorded non-cash equity compensation expense of $0.3 million related to the shares which vested upon receipt of specified deliverables. The shares which vested in 2007 were valued using the Black-Scholes option pricing model using the following assumptions: risk free interest rate – 5.06%; dividend yield – zero; expected volatility – 35.53%; contractual life – 5 years; average fair market value per option granted – $9.76.

In January 2005, the Company entered into a consulting agreement with Charles Koppelman who was then the Vice Chairman and Director of the Company. In October 2005, the Company entered into a two-year consulting agreement with CAK Entertainment, Inc., an entity for which Mr. Koppelman serves as Chairman and Chief Executive Officer. Each of these agreements contains non-cash equity compensation terms which are further discussed in Note 11, "Related Party Transactions."

10. INCOME TAXES

The Company follows SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under the asset and liability method of SFAS 109, deferred assets and liabilities are recognized for the future costs and benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowances when changes in circumstances result in changes in management's judgment about the future realization of deferred tax assets. SFAS 109 places more emphasis on historical information, such as the Company's cumulative operating results and its current year results than it places on estimates of future taxable income. Therefore the Company has established a valuation allowance on its $63.3 million net deferred tax asset for 2007. The Company intends to maintain a valuation allowance until evidence would support the conclusion that it is more likely than not that the deferred tax asset could be realized.

The (provision)/benefit for income taxes consists of the following for the years ended December 31, 2007, 2006, and 2005:

(in thousands)	2007	2006	2005
Current Income Tax (Expense)/Benefit			
Federal	$ 64	$ (399)	$ (20)
State and local	(165)	(77)	(96)
Foreign	(527)	(362)	(291)
Total current income tax (expense)/benefit	(628)	(838)	(407)
Deferred Income Tax Expense			
Federal	—	—	—
State and local	—	—	—
Total deferred income tax expense	—	—	—
Income tax provision from continuing operations	$ (628)	$ (838)	$ (407)

A reconciliation of the federal income tax (provision)/benefit from continuing operations at the statutory rate to the effective rate for the years ended December 31, 2007, 2006, and 2005 is as follows:

(in thousands)	2007	2006	2005
Computed tax at the federal statutory rate of 35%	$ (3,821)	$ 5,655	$ 26,384
State income taxes, net of federal benefit	(107)	(50)	(62)
Non-deductible compensation	(1,347)	(5,486)	(994)
Non-deductible expense	(264)	(226)	(164)
Non-deductible litigation reserve	—	(5,981)	—
Non-taxable foreign income	—	225	232
Valuation allowance	4,911	5,056	(26,104)
Other	—	(31)	301
Provision for income taxes	$ (628)	$ (838)	$ (407)
Effective tax rate	5.8%	5.4%	0.5%

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 and 2006 are as follows:

(in thousands)	2007	2006
Deferred Tax Assets		
Provision for doubtful accounts	$ 918	$ 1,020
Accrued rent	1,170	1,465
Reserve for newsstand returns	926	1,319
Accrued compensation	7,531	6,594
Deferred royalty revenue	4,101	4,015
NOL/credit carryforwards	45,736	46,211
Depreciation and amortization	2,328	1,034
Other	766	648
Total deferred tax assets	63,476	62,306
Deferred Tax Liabilities		
Prepaid expenses	(199)	(165)
Total deferred tax liabilities	(199)	(165)
Valuation allowance	(63,277)	(62,141)
Net Deferred Tax Asset	$ —	$ —

At December 31, 2007, the Company had aggregate federal net operating loss carryforwards of $90.0 million (before-tax), which will be available to reduce future taxable income through 2025, with the majority expiring in years 2024 and 2025. To the extent that the Company achieves positive net income in the future, the net operating loss carryforwards may be able to be utilized and the Company's valuation allowance will be adjusted accordingly. The Company has federal and state tax credit carryforwards of $2.3 million which begin to expire in 2014.

As of January 1, 2007, the Company adopted the provisions of FIN 48, which establishes guidance on the accounting for uncertain tax positions. FIN 48 provides for a recognition threshold and measurement attribute as part of a two-step tax position evaluation process prescribed in FIN 48. The cumulative effect of $0.8 million for adopting FIN 48 was recorded in retained earnings as an adjustment to accumulated deficit in the opening balance as of January 1, 2007. This adjustment primarily related to a protest filed in response to an Internal Revenue Service ("IRS") assessment of the 2000 tax year and the effect in subsequent years.

As of December 31, 2007, the Company had a FIN 48 liability balance of $1.3 million. Of this amount, $1.0 million represented unrecognized tax benefits, which if recognized at some point in the future would favorably impact the effective tax rate, and $0.3 million is interest. The Company continues to treat interest and penalties due to a taxing authority on unrecognized tax positions as interest and penalty expense. As of January 1, 2007 and December 31, 2007, the Company recorded $0.4 and $0.3 million of accrued interest and penalties in the statement of financial position. Following is a reconciliation of the Company's total gross unrecognized tax benefits for the year-to-date period ended December 31, 2007.

(in thousands)	2007
Gross balance at January 1	$ 1,478
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	168
Reductions for tax positions of prior years	—
Settlements	(608)
Reductions due to lapse of applicable statute of limitations	—
Gross balance at December 31	1,038
Interest and penalties	246
Balance including interest and penalties at December 31	$ 1,284

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2001 and state examinations for the years before 2003. The Company is currently under IRS audit for the years 2001 – 2004. The Company is currently not under any other material income tax audits. The Company reasonably anticipates that as a result of audit settlements and statute closures over the next twelve months, the liability will be reduced through cash payments of approximately $0.2 million.

11. RELATED PARTY TRANSACTIONS

In 2004, Martha Stewart submitted a claim, pursuant to the Corporation's By-Laws, for reimbursement of certain expenses relating to her defense of the count of the federal criminal indictment against her alleging she made false and misleading statements intended to influence the price of the Company's stock. Ms. Stewart's defense of this count was successful and a judgment of acquittal was entered in her favor. The Company and Ms. Stewart submitted the question of whether or not she is entitled to indemnification to an independent expert on Delaware law. On March 15, 2005, the independent expert determined that Ms. Stewart was entitled to indemnification. Accordingly, the Company reimbursed Ms. Stewart $2.8 million for this claim. The Company was reimbursed a substantial portion of these expenses under its Directors & Officers insurance policy.

Under a location rental agreement dated September 2004, the Company pays Martha Stewart $0.5 million annually for use of her properties, which increased to $0.8 million in years in which the Company is producing any original network, cable or syndicated television program for which Ms. Stewart serves as on-air talent. The fees for use of these properties under the location rental agreement amounted to $0.8 million in 2007 and 2006, respectively, and $0.6 million in 2005. On September 18, 2007, we entered into a letter agreement with Ms. Stewart to extend that certain location rental agreement, that was by its terms scheduled to expire at the conclusion of its initial three-year term. Pursuant to the letter agreement, the Company will pay Ms. Stewart the same annual fee as was in effect under the location rental agreement for the prior year, pending current negotiation of a new agreement between the parties. Until such time as the parties enter into any such new agreement, the Company will be permitted to continue to exercise its rights under the existing terms of the location rental agreement.

The Company provides personnel services to a company owned by Martha Stewart. Such services are periodically reimbursed to the Company throughout the year. As of December 31, 2007, the Company is currently owed $0.1 million from a company owned by Ms. Stewart for certain services provided by Company personnel. During 2006, a company owned by Ms. Stewart reimbursed the Company $0.4 million for certain services provided by Company personnel. During 2005, the Company paid $0.2 million to a company owned by Ms. Stewart, principally for reimbursement of expenses incurred on the Company's behalf in connection with business meetings and entertainment. During 2005, the Company also paid $0.2 million for reimbursement of a portion of the cost of a computer network and telecommunications system, as well as $0.1 million for security gates, all at her primary residence.

In 2001, the Company entered into a split dollar life insurance arrangement with Martha Stewart and a partnership controlled by her (the "Partnership") pursuant to which the Company agreed to pay a significant portion of the premiums on a whole-life insurance policy insuring Ms. Stewart and owned by and benefiting the Partnership. The Company will be repaid the cumulative premium payments it has made upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of repayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of December 31, 2007, the aggregate amount paid by the Company under this arrangement is $2.2 million.

The Company currently has a consulting agreement with a company controlled by Charles Koppelman, the Company's Chairman. In January 2005, the Company entered into an initial agreement with Mr. Koppelman who was then Vice Chairman and a Director of the Company. Pursuant to the terms of the agreement, Mr. Koppelman was paid a fee of $0.5 million per annum, received 200,000 options subject to a two-year time-based vesting and was issued 50,000 shares of restricted stock under the 1999 Option Plan, subject to certain performance conditions that were met in May 2005. The final valuation of the options was performed in January 2007 using the Black-Scholes option pricing model using the following assumptions: risk free interest rate – 5.10%; dividend yield – zero; expected volatility – 35.62%; contractual life – 8 years; average fair market value per option granted – $7.99.

In October 2005, the Company entered into a new two-year consulting agreement with CAK Entertainment, Inc. an entity for which Charles Koppelman serves as Chairman and Chief Executive Officer. The agreement was extended for a third year. Pursuant to the terms of the consulting arrangement, CAK Entertainment will make the consulting services of Mr. Koppelman available on a non-exclusive basis to assist the Company's President and Chief Executive Officer in identifying and addressing strategic opportunities for the Company, including, without limitation, helping to identify, develop, design, structure and negotiate transactions or other business collaborations involving merchandising (through catalogs, direct marketing, Internet commerce, and/or retail stores); book publishing; magazine, radio and television ventures; and other areas in which the Company may seek to do business.

In consideration for Mr. Koppelman's services, under the October 2005 agreement, the Company agreed to pay CAK Entertainment $0.7 million per annum. This annual amount supersedes the annual compensation payable to Mr. Koppelman pursuant to the January 2005 consulting agreement between the Company and Mr. Koppelman. In addition, the Company agreed to grant Mr. Koppelman (i) options to purchase 200,000 shares of the Company's Class A Common Stock under its 1999 Option Plan, with an exercise price equal to the stock's fair market value on date of grant, and (ii) 75,000 shares of restricted stock, also under its 1999 Option Plan. Mr. Koppelman also will be eligible to receive a performance fee of up to $3.0 million, inclusive of a $0.6 million bonus payment. The options, shares of restricted stock and earn-out of the performance fee are all subject to performance-based vesting conditions. During the second quarter of 2007, the Company and Mr. Koppelman agreed to amend the vesting conditions for a portion of the bonus compensation potentially payable to Mr. Koppelman and

CAK Entertainment. The amendment replaced a performance trigger tied to revenue goals with new performance criteria relating to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the agreement, and acquisition goals. As of December 31, 2007, CAK Entertainment is 43% vested in the options, restricted stock and $2.4 million cash bonus, so has vested in 86,311 options, 32,366 restricted shares and has received $1.0 million of his bonus. He has received $0.2 million of the total $0.6 million additional cash bonus. The options were valued using the Black-Scholes option pricing model using the following range of assumptions: risk free interest rate of 4.3% – 5.0%; dividend yield of zero; expected volatility of 32.85% - 66.70%; contractual life of 8.0 - 10.0 years; and fair market value per option granted of $6.46 - $15.67.

As part of his services as Chairman of the Board, Mr. Koppelman receives an annual retainer of $0.1 million. In June 2007, 2006 and 2005 Mr. Koppelman was granted, in each year, 25,000 shares of the Company's Class A Common Stock for continuing to serve as Chairman of the Board.

The Company employed Martha Stewart's sister-in-law in the years ended December 31, 2007, 2006, and 2005 for aggregate compensation of $0.4 million in 2007 and $0.2 million in 2006 and 2005. The Company employed Ms. Stewart's brother-in-law in the years ended December 31, 2006, and 2005 for aggregate compensation of $0.1 million in each year. The Company employed Ms. Stewart's daughter in the years ended December 31, 2007, 2006 and 2005 for aggregate compensation of $0.3 million, $0.2 million and $0.1 million, respectively. The Company paid Ms. Stewart's sister a consulting fee of $0.1 million for editorial services in the year ended December 31, 2005.

The Company employed the daughter of Charles Koppelman, Chairman of the Board of the Company, during the years ended December 31, 2007, 2006 and 2005 for aggregate annual compensation of $0.1 million in each year.

During 2007 and 2006, the Company paid $0.03 million and $0.2 million, respectively to a design firm for professional services. The husband of Gael Towey, an executive officer of the Company, is a partner in the firm.

In 2005, the Company made a financial commitment of $0.1 million to the VCU Adcenter with which Rick Boyko, a Company Director, is affiliated. The VCU Adcenter is part of the non-profit Virginia Commonwealth University.

12. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office facilities, filming locations, and equipment for terms extending through 2018 under operating lease agreements. Total rent expense charged to operations for all such leases was approximately $11.5 million, $12.7 million, and $11.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

The following is a schedule of future minimum payments under operating leases at December 31, 2007, including amounts related to the discontinued operations of The Wedding List business (see Note 13):

(in thousands)	Operating Leases
2008	$ 14,028
2009	13,641
2010	10,246
2011	7,446
2012	7,022
Thereafter	37,746
Total minimum lease payments	$ 90,129

Legal Matters

Beginning in August 2002, a number of complaints asserting claims under the federal securities laws against the Company were filed in the U.S. District Court for the Southern District of New York. On February 3, 2003, those actions were consolidated under the caption *In re Martha Stewart Living Omnimedia, Inc. Securities Litigation, 02-CV-6273* (JES) (the "Class Action"). The Class Action also named Martha Stewart and seven of the Company's other present or former officers as defendants. In February 2007, the parties entered into a Stipulation and Agreement of Settlement (the "Settlement Agreement"). The Court approved the Settlement Agreement on May 29, 2007. The Settlement Agreement settled the Class Action for $30 million (inclusive of plaintiffs' attorneys' fees and costs), plus interest (the "Settlement Amount"), with the Company paying $25 million plus interest charges, and Ms. Stewart paying $5 million. In connection with the settlement, the Company received approximately $12 million from its insurance carriers. In January 2008, the Court issued an order approving the distribution of the class settlement fund.

The Company is party to other proceedings in the ordinary course of business, including product liability claims for which we are indemnified by our licensees. None of these proceedings is deemed material.

Other

The Company has outstanding letters of credit for $2.7 million as of December 31, 2007 as security for certain leases.

13. DISCONTINUED OPERATIONS

In June 2002, the Company decided to exit The Wedding List, a wedding registry and gift business that was reported within the Internet business segment. In the second quarter of 2006, a review of the accrual of future lease commitments, net of anticipated sublease rental income, resulted in a charge of $0.4 million. The anticipated sublease income was determined by estimating future cash flows based upon current market conditions. The loss from operations, which is generated primarily from facility related expenses, was as follows:

(in thousands)	2007	2006	2005
Net loss from discontinued operations	$ —	$ (745)	$ (494)

In the third quarter of 2006, the Company signed a sublease. As a result, the Company does not expect to report further loss from discontinued operations of The Wedding List. The additional reserve taken in the second quarter of 2006 is sufficient to cover any future charges.

The summarized balance sheet of the discontinued operations as of December 31, 2007 and 2006 were as follows:

(in thousands)	2007	2006
Total assets	$ —	$ —
Accounts payable and accrued expenses	(884)	(1,140)
Net liabilities of discontinued operations	$ (884)	$ (1,140)

14. OTHER INFORMATION

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. The carrying amount of these accounts approximates fair value.

The Company's revenues from foreign sources were $12.3 million, $15.6 million and $9.3 million in 2007, 2006 and 2005, respectively.

The Company's revenues from Kmart Corporation – which predominately is included in the Merchandising segment – relative to the Company's total revenues were approximately 21% for each of the years ended December 31, 2007 and 2006 and 26% for the year ended December 31, 2005.

Advertising expense, including subscription acquisition costs, was $21.1 million, $21.5 million, and $22.0 million for the years ended December 31, 2007, 2006, and 2005, respectively.

Production, distribution and editorial expenses; selling and promotion expenses; and general and administrative expenses are all presented exclusive of depreciation and amortization which is shown separately within "Operating Costs and Expenses."

Interest paid in 2007 was $0.4 million related to the settlement of the 2000 IRS audit. Interest paid in 2006 was $0.4 million related to a legal settlement. Interest paid in 2005 was $0.02 million.

Income taxes paid were $1.1 million, $0.4 million, and $0.4 million for the years ended December 31, 2007, 2006, and 2005 respectively.

15. BUSINESS SEGMENTS

The Company's business segments are discussed in Note 1. The accounting policies for the Company's business segments are the same as those described in Note 2. Segment information for the years ended December 31, 2007, 2006, and 2005 is as follows:

(in thousands)	Publishing	Merchandising	Internet	Broadcasting	Corporate	Consolidated
2007						
Revenues	$ 183,727	$ 84,711	$ 19,189	$ 40,263	$ –	$ 327,890
Non-cash equity compensation	4,297	1,555	501	6,866	5,899	19,118
Depreciation and amortization	1,188	375	1,242	2,201	2,556	7,562
Operating income/(loss)	11,538	57,229	(6,137)	(7,519)	(47,397)	7,714
Total assets	92,931	61,784	9,937	19,960	70,655	255,267
Capital expenditures	266	64	1,344	183	3,175	5,032
2006						
Revenues	$ 156,559	$ 69,504	$ 15,775	$ 46,503	$ –	$ 288,341
Non-cash equity compensation	2,715	967	208	3,006	6,915	13,811
Depreciation and amortization	600	1,021	117	3,026	3,834	8,598
Operating income/(loss)	6,026	46,529	(531)	(1,616)	(53,241)	(2,833)
Total assets	82,824	37,734	8,001	17,106	82,382	228,047
Capital expenditures	770	70	3,054	439	4,009	8,342
2005						
Revenues	$ 125,765	$ 58,819	$ 11,258	$ 16,591	$ –	$ 212,433
Non-cash equity compensation	2,154	569	38	17,562	24,257	44,580
Depreciation and amortization	987	845	951	1,321	3,693	7,797
Operating income/(loss)	(15,335)	38,709	(3,537)	(27,201)	(70,947)	(78,311)
Total assets	74,968	29,267	3,819	21,222	124,552	253,828
Capital expenditures	242	125	191	6,610	2,654	9,822

16. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands except per share data)

Year ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 66,705	$ 73,446	$ 69,256	$ 118,483	$ 327,890
Operating income/(loss)	(12,551)	(7,790)	(4,911)	32,966	7,714
Net income/(loss)	$ (11,869)	$ (6,737)	$ (4,414)	$ 33,309	$ 10,289
Earnings per share – basic and diluted	$ (0.23)	$ (0.13)	$ (0.08)	$ 0.63	$ 0.20
Weighted average common shares outstanding					
Basic	52,349	52,386	52,479	52,551	52,449
Diluted	52,349	52,386	52,479	52,650	52,696

Year ended December 31, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Revenues	$ 62,083	$ 68,169	$ 61,050	$ 97,039	$ 288,341
Operating income/(loss)	(7,691)	(1,790)	(7,927)	14,575	(2,833)
Income/(loss) from continuing operations	(6,712)	(662)	(25,090)	16,214	(16,250)
Loss from discontinued operations	(123)	(499)	(123)	—	(745)
Net income/(loss)	$ (6,835)	$ (1,161)	$ (25,213)	$ 16,214	$ (16,995)
Earnings per share – basic and diluted					
Income/(loss) from continuing operations	$ (0.13)	$ (0.01)	$ (0.49)	$ 0.31	$ (0.32)
Loss from discontinued operations	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)
Net income/(loss)	$ (0.13)	$ (0.02)	$ (0.49)	$ 0.31	$ (0.33)
Weighted average common shares outstanding					
Basic	51,207	51,176	51,220	51,641	51,312
Diluted	51,207	51,176	51,220	52,560	51,312

Fourth Quarter Items:

Earnings per share amounts for each quarter are required to be computed independently and may not equal the amount computed for the total year.

17. SUBSEQUENT EVENTS

On February 19, 2008, the Company announced an agreement to acquire all of the assets related to the business of Chef Emeril Lagasse other than his restaurant business and corporate office (subject to certain closing conditions) in exchange for approximately $45 million in cash and $5 million in the Company's Class A Common Stock, which the Company currently expects to close in the second quarter of 2008. The agreement also includes a potential additional payment of up to $20 million, in 2013, based upon the achievement of certain operating metrics in 2011 and 2012, a portion of which may be payable, at the Company's election, in shares of the Company's Class A Common Stock.

Also, on February 19, 2008, the Company announced a $5 million cash investment in WeddingWire, a localized wedding platform that combines an online marketplace with planning tools and a social community.

On March 3, 2008, the Company granted to certain employees non-qualified stock options to purchase 2,690,000 shares of the Company's Class A Common Stock at $7.04 per share. The grants were made under the 1999 Option Plan.

MARTHA STEWART LIVING OMNIMEDIA, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance, Beginning of Year	Additions Charged to Costs and Expenses	Additions/ (Deductions) Charged to Balance Sheet Accounts	Deductions Charged to Costs and Expenses	Balance, End of Year
Allowance for doubtful accounts:					
Year ended December 31,					
2007	$ 1,207	$ 332	$ —	$ 292	$ 1,247
2006	1,221	316	—	330	1,207
2005	944	376	—	99	1,221
Reserve for audience underdelivery:					
Year ended December 31,					
2007	$ 2,554	$ 2,706	$ —	$ 1,718	$ 3,542
2006	1,085	2,951	—	1,482	2,554
2005	326	1,135	—	376	1,085
Reserve for obsolete and excess inventory:					
Year ended December 31,					
2007	$ —	$ —	$ —	$ —	$ —
2006	—	—	—	—	—
2005	286	—	—	286	—
Reserve for product returns:					
Year ended December 31,					
2007	$ —	$ —	$ —	$ —	$ —
2006	—	—	—	—	—
2005	253	—	—	253	—
Reserve for valuation allowance on the deferred tax asset:					
Year ended December 31,					
2007	$ 62,141	$ —	$ 6,047	$ 4,911	$ 63,277
2006	71,576	—	(4,379)	5,056	62,141
2005	31,953	26,104	13,519	—	71,576

EXHIBIT 21
List of Subsidiaries

Name	State of Incorporation
MSO IP Holdings, Inc.	California
MSX UK Limited	UK Company
Martha Stewart, Inc.	Connecticut
Body & Soul Omnimedia, Inc.	Delaware
MSLO Productions, Inc.	Delaware
MSLO Productions – Home, Inc.	Delaware
MSLO Productions – EDF, Inc.	Delaware
Flour Productions, Inc.	Delaware
MSO Shared IP Sub, LLC	Delaware

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-138515, Form S-8 No. 333-138518, Form S-8 No. 333-90118 and Form S-8 No. 333-89263) of Martha Stewart Living Omnimedia, Inc. of our reports dated March 17, 2008, with respect to the consolidated financial statements and schedule of Martha Stewart Living Omnimedia, Inc. and the effectiveness of internal control over financial reporting of Martha Stewart Living Omnimedia, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2007.

Ernst + Young LLP

Ernst & Young LLP
New York, NY
March 17, 2008

EXHIBIT 31.1
Certification

I, Susan Lyne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:

   a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b.) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c.) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d.) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 17, 2008

President and Chief Executive Officer

EXHIBIT 31.2
Certification

I, Howard Hochhauser, certify that:

1. I have reviewed this Annual Report on Form 10-K of Martha Stewart Living Omnimedia, Inc;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15(d) – 15(f)) for the registrant and have:

    a.) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 17, 2008

Chief Financial Officer

EXHIBIT 32

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the "Company"), does hereby certify that:

The Annual Report on Form 10-K for the year ended December 31, 2007 (the "Form 10-K") of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 17, 2008

Susan Lyne
President and Chief Executive Officer

Dated: March 17, 2008

Howard Hochhauser
Chief Financial Officer

NOTICE OF 2008
ANNUAL MEETING OF STOCKHOLDERS
AND PROXY STATEMENT

MARTHA STEWART LIVING OMNIMEDIA

TABLE OF CONTENTS

	Page
STOCKHOLDER LETTER	PS1
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS	PS2
PROXY STATEMENT	PS3
Date, Time and Place	PS3
Record Date; Shares Outstanding and Entitled to Vote	PS3
Information About This Proxy Statement	PS3
Voting and Revocation of Proxies	PS4
Quorum and Voting Requirements	PS5
Solicitation of Proxies and Expenses	PS5
PROPOSAL ONE — ELECTION OF DIRECTORS	PS5
Information Concerning Nominees	PS5
Recommendation of the Board	PS7
Meetings and Committees of the Board	PS7
Compensation of Outside Directors	PS14
Director Compensation Table	PS17
INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER	PS19
PROPOSAL TWO — APPROVAL OF THE OMNIBUS STOCK AND OPTION COMPENSATION PLAN	PS20
General	PS20
Share Reserve	PS21
Administration	PS22
Eligibility and Types of Awards	PS22
Options	PS22
Restricted Stock	PS23
Restricted Stock Units	PS23
Stock Appreciation Rights	PS23
Performance Goals	PS24
Transferability of Awards	PS24
Acceleration of Awards upon a Change in Control	PS24
Amendment and Termination	PS24
Federal Income Tax Consequences	PS25
Required Vote	PS26
Recommendation of the Board	PS26
COMPENSATION COMMITTEE REPORT	PS26
COMPENSATION DISCUSSION AND ANALYSIS	PS26
Compensation Philosophy	PS26
Approach to Establishing Total Compensation Levels	PS27
Analysis of Elements of Total Compensation	PS29
SUMMARY COMPENSATION TABLE	PS37

	Page
GRANTS OF PLAN-BASED AWARDS IN 2007	PS40
Employment Agreements	PS42
Outstanding Equity Awards at Fiscal Year-End 2007	PS44
Option Exercises and Stock Vested During 2007	PS47
Potential Payments Upon Termination or Change in Control	PS47
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	PS49
Beneficial Ownership	PS50
Equity Compensation Plan Information	PS53
Section 16(a) Beneficial Ownership Reporting Compliance	PS54
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	PS54
Policies and Procedures Regarding Transactions with Related Persons	PS54
Transactions with Martha Stewart	PS55
Other Relationships	PS56
REPORT OF THE AUDIT COMMITTEE	PS57
Independent Public Accountants	PS58
Principal Accountant Fees and Services	PS58
Annual Reports	PS58
"Householding" of Proxy Materials	PS59
Proposals of Stockholders	PS59
Other Matters	PS59
APPENDIX A: MARTHA STEWART LIVING OMNIMEDIA INC. OMNIBUS STOCK AND OPTION COMPENSATION PLAN	A-1

April 7, 2008

Dear Stockholder:

You are cordially invited to attend the 2008 Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., which will be held at The Equitable Auditorium located at 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York, on May 20, 2008 at 3:00 p.m., New York City time.

At this year's stockholders' meeting, you will be asked (i) to elect seven directors to our Board of Directors and (ii) to consider and act upon a proposal to approve the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan. Our Board of Directors unanimously recommends a vote FOR each of the nominees and FOR this proposal.

It is important that your shares be represented and voted at the meeting regardless of the size of your holdings and whether you plan to attend the meeting in person. Accordingly, please vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the meeting.

I look forward to greeting those of you who attend the meeting.

Sincerely,

SUSAN LYNE
President and
Chief Executive Officer

PLEASE NOTE THAT THIS WILL BE A BUSINESS MEETING. Attendance at the meeting will be limited to stockholders as of March 24, 2008, the record date (or their authorized representatives) and to our invited guests. If you plan to attend the meeting, please mark the appropriate box on your proxy card or other form of proxy. If your stock is held in the name of a bank, broker or other holder of record and you plan to attend the meeting, please bring proof of your ownership as of the record date, such as a bank or brokerage account statement, which you will be required to show at the registration tables at the door. Registration will begin at 1:30 p.m. and seating will begin at 2:30 p.m. Each stockholder will be asked to present valid government-issued picture identification, such as a driver's license or passport. Cameras, recording devices and other similar electronic devices will not be permitted at this meeting.

11 West 42nd Street New York, New York 10036 (212) 827-8000

MARTHA STEWART LIVING OMNIMEDIA, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held On May 20, 2008

To the Stockholders:

The Annual Meeting of Stockholders of Martha Stewart Living Omnimedia, Inc., a Delaware corporation, will be held at The Equitable Auditorium located at 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York, on May 20, 2008, at 3:00 p.m., New York City time, for the following purposes:

1. To elect seven directors to our Board of Directors, each to hold office until our 2009 annual meeting of stockholders or until their successors are duly elected and qualified;
2. To consider and act upon a proposal to approve the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan; and
3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

Only holders of record of our Class A Common Stock and Class B Common Stock as of the close of business on March 24, 2008 are entitled to notice of, and to vote at, the Annual Meeting. You may examine a list of such stockholders for any purpose germane to the meeting during the 10-day period preceding the meeting at our offices located at 11 West 42nd Street, New York, New York 10036 during ordinary business hours.

By order of the Board of Directors,

GREGORY E. BARTON
Secretary & General Counsel

New York, New York
April 7, 2008

YOUR VOTE IS IMPORTANT

Regardless of whether you plan to attend the meeting, please follow the instructions you received to vote your shares as soon as possible, to ensure that your shares are represented at the meeting. Stockholders of record, or beneficial owners named as proxies by their stockholders of record, who attend the meeting may vote their shares personally, even if they have sent in proxy cards or voted by Internet or telephone.

Please note that we are only mailing our proxy materials for the Annual Meeting to those who specifically request printed copies. See the Proxy Statement for instructions on how you can request printed copies.

MARTHA STEWART LIVING OMNIMEDIA, INC.
11 West 42nd Street
New York, New York 10036

PROXY STATEMENT

In this Proxy Statement, the terms we, us, our, the Company and MSO refer to Martha Stewart Living Omnimedia, Inc., a Delaware corporation, and, unless the context requires otherwise, to Martha Stewart Living Omnimedia LLC ("MSLO LLC"), the legal entity that prior to October 22, 1999, operated many of the businesses we now operate, and their respective subsidiaries.

This Proxy Statement is being furnished to holders of our Class A Common Stock and Class B Common Stock in connection with the solicitation of proxies by our Board of Directors for use at our 2008 Annual Meeting of Stockholders (the "Annual Meeting").

At the Annual Meeting, our stockholders will be asked:

1. To elect seven directors to our Board of Directors, each to hold office until our 2009 annual meeting of stockholders or until their successors are duly elected and qualified;

2. To consider and act upon a proposal to approve the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan; and

3. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

DATE, TIME AND PLACE OF MEETING

The Annual Meeting will be held on May 20, 2008, at 3:00 p.m. New York City time, at The Equitable Auditorium located at 787 Seventh Avenue (between 51st and 52nd Streets), New York, New York.

RECORD DATE; SHARES OUTSTANDING AND ENTITLED TO VOTE

Only holders of record of our Class A Common Stock and Class B Common Stock at the close of business on March 24, 2008 (the "Record Date") are entitled to notice of, and will be entitled to vote at, the Annual Meeting. Each share of our Class A Common Stock entitles its holder to one vote, while each share of our Class B Common Stock entitles its holder to ten votes. Holders of our Class A Common Stock and Class B Common Stock will vote together as a single class on all matters to be voted upon at the Annual Meeting. As of the Record Date, there were 27,158,382 shares of Class A Common Stock and 26,690,125 shares of Class B Common Stock outstanding. All of our outstanding shares of Class B Common Stock are beneficially owned by Martha Stewart, our founder. As a result, Ms. Stewart controls the vote on all stockholder matters.

INFORMATION ABOUT THIS PROXY STATEMENT

This year we are taking advantage of the new Securities and Exchange Commission (the "SEC") rules that allow companies to furnish proxy materials to stockholders via the Internet. On April 7, 2008, we mailed to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice"). If you received a Notice by mail, you will not receive a printed copy of the proxy materials, unless you specifically request one. Instead, the Notice instructs you on how to access and review all of the important information contained in this Proxy Statement and annual report, as well as how to submit your proxy over the Internet. If you received the Notice and would still like to receive a printed

copy of our proxy materials, you may request a printed copy of the proxy materials by any of the following methods: via Internet at *www.proxyvote.com*; by telephone at 1-800-579-1639; or by sending an e-mail to *sendmaterial@proxyvote.com*. We will continue to mail a printed copy of this Proxy Statement, annual report and form of proxy to certain stockholders, which mailing also began on April 7, 2008.

VOTING AND REVOCATION OF PROXIES

Stockholders can vote in person at the Annual Meeting or by proxy. There are three ways to vote by proxy:

- By Internet – You can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card.
- By telephone – Stockholders located in the United States can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card.
- By mail – If you received your proxy materials by mail, you can vote by mail by marking, dating and signing the enclosed proxy card.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. New York City time on May 19, 2008.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting also will be offered to stockholders owning shares through certain banks and brokers.

If you vote by proxy, the individuals named on the form of proxy will vote your shares in the manner you indicate. If you sign and return the proxy card without indicating your instructions, your shares will be voted FOR the election of the nominees for director and FOR approval of the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan.

Our Board does not currently intend to bring any business before the Annual Meeting other than the specific proposals referred to in this Proxy Statement and specified in the Notice and in the Notice of Annual Meeting. So far as is known to our Board, no other matters are to be brought before the stockholders at the Annual Meeting. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

A stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by:

- attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy);
- granting a subsequent proxy through the Internet or telephone (only the last vote cast by each stockholder of record will be counted);
- delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy, stating that the proxy is revoked; or
- signing and delivering a subsequently dated proxy card relating to the same shares prior to the vote at the Annual Meeting.

You should send any written notice or new proxy card to Martha Stewart Living Omnimedia, Inc. c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717. You may request a new proxy card by calling Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

QUORUM AND VOTING REQUIREMENTS

The required quorum for the transaction of business at our Annual Meeting is a majority of the voting power of our outstanding Class A Common Stock and Class B Common Stock entitled to vote on the Record Date (the "Total Voting Power"), which shares must be present in person or represented by proxy at the Annual Meeting.

The election of directors requires a plurality of the votes cast. Accordingly, the seven directorships to be filled at the Annual Meeting will be filled by the seven nominees receiving the highest number of votes. In the election of directors, votes may be cast in favor of, or withheld with respect to, any or all nominees; votes that are withheld, although counted for purposes of determining whether there is a quorum at the Annual Meeting, will have no effect on the outcome of the vote. The affirmative vote of the holders of a majority of the Total Voting Power present in person or represented by proxy and entitled to vote on the matter is required for the approval of the Omnibus Stock and Option Compensation Plan. Only votes cast "for" the proposal constitute affirmative votes. Abstentions from voting and broker non-votes, are counted for quorum purposes but, because they will not be votes cast "for" the proposal, they will have the same effect as negative votes or votes "against" the proposal.

SOLICITATION OF PROXIES AND EXPENSES

We will bear the costs of the preparation of proxy materials and the solicitation of proxies from our stockholders. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies from stockholders by telephone, letter, facsimile, email, in person or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. Upon request, we will reimburse banks, brokers, custodians, nominees and fiduciaries for their reasonable charges and expenses to forward our proxy materials to beneficial owners in accordance with applicable rules. We will not employ the services of an independent proxy solicitor in connection with our Annual Meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

INFORMATION CONCERNING NOMINEES

At the Annual Meeting, a Board of seven directors will be elected to hold office until our 2009 annual meeting of stockholders or until their successors are duly elected and qualified. Although our management does not anticipate that any of the persons named below will be unable or unwilling to stand for election, in the event of such an occurrence, proxies will be voted for a substitute designated by the Board or, if a substitute nominee cannot be identified, the size of the Board may be reduced.

All of the nominees for election as directors at the Annual Meeting, Charlotte Beers, Rick Boyko, Michael Goldstein, Charles Koppelman, Susan Lyne and Todd Slotkin, currently serve as directors of the Company and are standing for re-election. Each of the Company's nominees for director was recommended by our Nominating and Corporate Governance Committee.

The name and certain background information about each of the Board's nominees for election is set forth below. There are no family relationships among directors or executive officers of the Company.

Susan Lyne – President, Chief Executive Officer and Director, age 57. Ms. Lyne has served as our President and Chief Executive Officer ("CEO") since November 2004 and as one of our directors since June 2004. From January 2002 to May 2004, Ms. Lyne was the President of ABC Entertainment and held various executive positions at the ABC television network from 1998 to 2002. From 1996 to 1998, she was Executive Vice President of Walt Disney Pictures and Television, Inc. Ms. Lyne also serves as a director of CIT Group Inc.

Charles Koppelman – Chairman of the Board of Directors, age 68. Mr. Koppelman has served as our Chairman since June 2005 and as one of our directors since July 2004. Mr. Koppelman currently serves as Chairman and Chief Executive Officer of CAK Entertainment Inc., a music and entertainment business. From 1990 to 1994, he served first as Chairman and Chief Executive Officer of EMI Music Publishing and then from 1994 to 1997 as Chairman and Chief Executive Officer of EMI Records Group, North America. Mr. Koppelman is also a former director of Steve Madden Ltd., and served as Chairman of the Board of that company from 2000 to 2004.

Charlotte Beers – Director, age 72. Ms. Beers has served as one of our directors since March 2008. Ms. Beers also served as one of our directors from 1998 to 2001. From October 2001 until March 2003, she worked for the Bush Administration as the Under Secretary for Public Diplomacy and Public Affairs. Ms. Beers served as Chairman of the Board of Directors of J. Walter Thompson Worldwide, an advertising agency, from March 1999 until she retired in March 2001. Prior to that, she was Chairman Emeritus of Ogilvy & Mather Worldwide, Inc. from April 1997 to March 1999. She was Chairman of Ogilvy & Mather from April 1992 to April 1997 and Chief Executive Officer from April 1992 to September 1996.

Rick Boyko – Director, age 59. Mr. Boyko has served as one of our directors since June 2004. Mr. Boyko currently serves as the Director of the VCU Brandcenter (formerly known as the VCU Adcenter), a graduate program in advertising at Virginia Commonwealth University. From 1997 through 2003, Mr. Boyko served as Co-President and Chief Creative Officer of Ogilvy & Mather, New York. In 1998, Mr. Boyko assumed the additional responsibility of Chief Creative Officer of the North American region. Mr. Boyko joined Ogilvy & Mather Worldwide, Inc. in 1989 and held various executive creative positions.

Michael Goldstein – Director, age 66. Mr. Goldstein has served as one of our directors since June 2004. From June 2001 to May 2006, Mr. Goldstein was Chairman of the Toys "R" Us Children's Fund, Inc., a charitable foundation. Mr. Goldstein was Chairman of the Board of Toys "R" Us, Inc. from February 1998 to June 2001, Vice Chairman of the Board and Chief Executive Officer from February 1994 to February 1998, and served as acting Chief Executive Officer from August 1999 to January 2000. Mr. Goldstein is also a director of 4Kids Entertainment, Inc., Medco Health Solutions, Inc., Pacific Sunwear of California, Inc. and Bear Stearns Companies Inc.

Thomas Siekman – Lead Director, age 66. Mr. Siekman has served as our Lead Director since June 2005. Prior to that, he served as Chairman of the Board from July 2004 to June 2005, and has served as a director since August 2003. He is a director of Idealab, a private company. Mr. Siekman most recently served as "Of Counsel" to Skadden, Arps, Slate, Meagher & Flom LLP during 2003. Prior to joining Skadden, Arps, Slate, Meagher & Flom LLP, Mr. Siekman was Senior Vice President and General Counsel of Compaq Computer Corporation from 1998 to 2003. From 1973 to 1998, he served in various capacities with Digital Equipment Corporation, most recently as Senior Vice President and General Counsel, until Digital was acquired by Compaq in 1998.

Todd Slotkin – Director, age 55. Mr. Slotkin has served as one of our directors since March 2008. Mr. Slotkin served as a Managing Director and co-head of Natixis Capital Markets Leveraged Finance business from 2006 to 2007. Previously, Mr. Slotkin served as Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, Inc. from 1999 to 2006. In addition, he was Chief Financial Officer of the publicly-owned M & F Worldwide Corp. from 1999 to 2006. Prior to joining MacAndrew & Forbes in 1992 as a senior vice president, Mr. Slotkin spent over 17 years with Citicorp, now known as Citigroup. He is a manager on the Board of Managers of Allied Security Holdings and a director of CBIZ, Inc.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF EACH OF ITS NOMINEES FOR DIRECTOR NAMED ABOVE.

MEETINGS AND COMMITTEES OF THE BOARD

Our Board met a total of nine times, in person and telephonically, during 2007, and our three standing committees, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, met a total of 20 times during 2007. During 2007, all incumbent directors (other than Ms. Beers and Mr. Slotkin who were not directors of the Company at that time) attended 100% of the meetings of the Board and of the Board committees on which they served, other than Mr. Boyko who attended 91% of the aggregate Board and applicable committee meetings. At the time of our annual meeting in New York City in May 2007, we had eight directors, four of whom attended in person. Three of our other directors participated by phone and one director was absent. Under our Corporate Governance Guidelines, each director is expected to attend our annual meetings.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are composed of the following members:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Todd Slotkin (Chairman)	Michael Goldstein (Chairman)	Thomas Siekman (Chairman)
Rick Boyko	Rick Boyko	Rick Boyko
Thomas C. Siekman		Michael Goldstein

Corporate Governance. Our Corporate Governance Guidelines state that a majority of the Board will consist of directors who meet the independence requirements of the listing standards of the New York Stock Exchange ("NYSE"). Accordingly, our Board conducts an annual review to determine whether each of our directors qualifies as independent as defined in each of our Corporate Governance Guidelines, the NYSE standards applicable to Board composition, and Section 301 of the Sarbanes-Oxley Act of 2002. According to our Company standards, an "independent" director is a director who the Board determines meets the independence criteria of the NYSE as well as the criterion related to contributions to non-profit organizations as described below. The Board makes an affirmative determination regarding the independence of each director annually, based upon the recommendation of the Nominating and Corporate Governance Committee. The independence standards in our Corporate Governance Guidelines provide as follows:

An "independent" director is a director whom the Board has determined has no material relationship with MSO or any of its consolidated subsidiaries (collectively, the "Corporation"), either directly, or as a partner, shareholder or officer of an organization that has a relationship with the

Corporation. For purposes of this definition, the Board has determined that a director is not independent if:

1. The director is, or has been within the last three years, an employee of the Corporation, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation.

2. The director has received, or has an immediate family member who has received, during any 12-month period during the last three years, more than $100,000 in direct compensation from the Corporation (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Corporation is not considered for purposes of this standard.

3. (a) The director, or an immediate family member of the director, is a current partner of the Corporation's internal or external auditor; (b) the director is a current employee of the Corporation's internal or external auditor; (c) an immediate family member of the director is a current employee of the Corporation's internal or external auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Corporation's internal or external auditor and personally worked on the Corporation's audit within that time.

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Corporation's present executive officers serves or served at the same time on that company's compensation committee.

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Corporation for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1,000,000 or 2% of the other company's consolidated gross revenues.

In addition, the Nominating and Corporate Governance Committee must approve any contribution of $25,000 or more to a non-profit organization where a director or a director's spouse is an employee. A director is presumed not to be independent if the director or the director's spouse is an employee of a non-profit organization to which the Corporation has made contributions in an amount that exceeded $100,000 in any of the last three fiscal years, although the Board may determine that a director who does not meet this standard nonetheless is independent based on all the facts and circumstances. An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

We have posted a copy of our Corporate Governance Guidelines on our website (*www.marthastewart.com*) under the link for "Investor Relations." Stockholders may request a written copy of the Corporate Governance Guidelines, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

Based on these standards, at its meeting held on December 6, 2007, and continued on December 14, 2007, the Board determined that each of the following current and former non-employee directors is

independent and has no material relationship with the Company, except as a director and stockholder of the Company:

Rick Boyko
Michael Goldstein
Jill Greenthal (former director)
Thomas Siekman
Bradley Singer (former director)

In reaching this decision, the Board specifically discussed and considered (i) Mr. Boyko's association with the VCU Brandcenter (formerly known as the VCU Adcenter, a non-profit entity to which the Company has made contributions), and (ii) Ms. Greenthal's association with a fund at Blackstone which has an ownership interest in Michaels, a store that was negotiating an agreement with EK Success (with which the Company has a business relationship) to sell *Martha Stewart Crafts* products. After discussing these relationships and the independence standards set forth above, the Board determined that none of these relationships was material or in any way undermined the independence of the board members involved. The Board affirmatively determined that Susan Lyne is not independent because she is the Company's President and CEO, and that Charles A. Koppelman is not independent because he receives compensation from the Company pursuant to the consulting agreement between the Company and an entity he controls in excess of $100,000 per year and because we employ his daughter as described in "Certain Relationships and Related Party Transactions – Other Relationships."

In addition, at a meeting held on March 24, 2008, the Board determined that each of the following non-employee directors is independent and has no material relationship with the Company, except as a director and stockholder of the Company:

Charlotte Beers
Todd Slotkin

The non-management members of the Board meet periodically in executive session without management. Under our Corporate Governance Guidelines, these meetings are to occur at least three times per year, but in practice substantially all of the meetings of the Board include an executive session. Meetings of non-management directors are chaired by Thomas Siekman, our Lead Director. In addition, our independent directors, led by Mr. Siekman, met separately three times during 2007.

Stockholders or other interested parties who wish to communicate with a member or members of the Board of Directors, including the Lead Director or non-management directors as a group, may do so by addressing their correspondence to the Board member or members, c/o the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036. The office of the Corporate Secretary will review and forward all correspondence to the appropriate Board member or members for response.

Code of Ethics. We have adopted a Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, controller and persons performing similar functions. Our Code of Ethics requires, among other things, that all of our directors, officers and employees comply with all laws, avoid conflicts of interest, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. In addition, our Code of Ethics imposes obligations on all of our directors, officers and employees to maintain books, records, accounts and financial statements that are accurate and comply with applicable laws and with our internal controls. On February 23, 2007, our Board of Directors approved an amendment to our Code of Ethics. The revised Code of Ethics sets forth revised controls and prohibitions on doing business with related parties, defines the scope of those controls and prohibitions, provides a mechanism for ensuring that employees

are informed of these controls and prohibitions, and requires employees to report any relevant relationships. In addition, the amendment enhanced the Company's record-keeping and disclosure policies and controls. Finally, the amendment expands the scope of the Company's anonymous whistleblower hotline which permits employees to report, anonymously or otherwise, ethical or other concerns they may have involving the Company. We have posted a copy of our amended Code of Ethics, and will promptly post any further amendments to or waivers of our Code of Ethics, on our website (*www.marthastewart.com*) under the link for "Investor Relations." Stockholders may request a written copy of the Code of and Ethics, without charge, by writing to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036.

AUDIT COMMITTEE

Our Audit Committee currently consists of Mr. Slotkin, who serves as its chairman, Mr. Boyko and Mr. Siekman. The Board has determined that Mr. Slotkin qualifies as an audit committee financial expert within the meaning of the applicable rules and regulations of the SEC Mr. Slotkin was Chief Financial Officer of each of MacAndrews & Forbes Holdings and M&F Worldwide Corp. for seven years and spent 17 years with Citicorp, where he held a number of positions. As of the date of this Proxy Statement, Mr. Slotkin also serves on the audit committee of Allied Security Holding. The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our internal audit function and independent auditor, and our compliance with legal and regulatory requirements. In fulfilling this purpose, the Audit Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Audit Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Audit Committee charter.

Among other actions described in the charter, the Audit Committee is authorized to:

- exercise sole authority to appoint or replace our independent auditor and oversee the compensation and work thereof (including resolution of any disagreements between our management and the independent auditor regarding financial reporting);

- pre-approve all audit services and permitted non-audit services (including the fees and terms thereof) to be performed by our independent auditor, subject to the *de minimis* exception for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, which are approved by the Audit Committee prior to the completion of the audit;

- review and discuss with management and our independent auditor the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in our annual report on Form 10-K;

- review and discuss with management and our independent auditor our quarterly financial statements prior to the filing of our Form 10-Q, including the results of our independent auditor's review of the quarterly financial statements and disclosures made in management's discussion and analysis;

- discuss with management and our independent auditor any significant financial reporting issues and judgments made in connection with the preparation of our financial statements, including any significant changes in our selection or application of accounting principles, any major issues

as to the adequacy of our internal controls and any special policies adopted or steps taken in light of any material control deficiencies;

- discuss, at least generally, with management, our earnings press releases, including the use of "pro forma" or "adjusted" information that is not in conformity with generally accepted accounting principles ("GAAP"), as well as financial information and earnings guidance provided to analysts and rating agencies;

- discuss with management and our independent auditor the effect of regulatory and accounting initiatives as well as any off-balance sheet structures on our financial statements;

- discuss with management our major financial risk exposures and the steps taken by management to monitor and control such exposures, including our risk assessment and risk management policies; and

- prepare the report required by the SEC to be included in this Proxy Statement under the caption "Report of the Audit Committee."

The Audit Committee met seven times during 2007. The Board, in its business judgment, has determined that the members of the Audit Committee meet the financial literacy requirements for audit committee members of the listing standards of the NYSE and the independence requirements for audit committee members of the listing standards of the NYSE, Rule 10A-3(b) as promulgated under the Securities Exchange Act of 1934, and other SEC rules and regulations.

COMPENSATION COMMITTEE

Our Compensation Committee currently consists of Mr. Goldstein, who serves as its chairman, and Mr. Boyko. The primary purpose of the Compensation Committee is to assist the Board in fulfilling its oversight responsibilities in the areas of compensation and management development. In fulfilling this purpose, the Compensation Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Compensation Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Compensation Committee charter.

Among other actions described in the charter, the Compensation Committee is authorized to:

- review and discuss with management our annual Compensation Discussion and Analysis of executive compensation;

- review our compensation policies and programs at least annually to endeavor to ensure they best facilitate our objective of maximizing stockholder value;

- determine appropriate compensation for the Chairman of the Board in his capacity as a consultant to the Company;

- review and approve corporate goals and objectives relevant to the compensation of our CEO and evaluate the CEO's performance in light of those goals and objectives;

- establish the base salaries, bonus targets and incentive compensation for the CEO, our other executive officers and members of our senior management, including our Founder;

- approve the material terms of employment, severance and change-of-control agreements for our executive officers;
- approve bonus pools for executive and non-executive level employees under our non-equity incentive program, and approve cash bonus awards for our executive officers; and
- approve the adoption of new compensation and equity plans, and approve amendments and modifications to our compensation and equity incentive plans, subject in each case to any required stockholder approvals.

The Compensation Committee has authority under its charter to delegate authority to subcommittees of one or more members as it deems appropriate or to members of management in connection with certain of its duties and responsibilities, provided such delegation is consistent with applicable law and NYSE requirements. To date, the Compensation Committee has delegated direct responsibility for the Company's 401(k) plan to members of management and has delegated to management the authority to issue a limited number of shares in connection with hiring new non-executive officers. The Compensation Committee also has the authority to retain outside compensation, legal and other advisors. The Compensation Committee engaged Frederick W. Cook & Co, Inc. ("FWC"), a compensation consultant, to provide compensation-related advice and information as requested by the Compensation Committee from time-to-time with respect to executive-level employees. FWC does not make specific recommendations regarding or otherwise determine any executive officer's or director's compensation or component thereof. Instead, FWC provides benchmark market data relevant to the Compensation Committee in making its determinations. In 2007, the Compensation Committee also engaged Watson Wyatt, a compensation consultant, specifically to provide compensation analysis and comparative data with respect to Ms. Stewart. The Compensation Committee also consults with Ms. Lyne, our CEO, and Mr. Hochhauser, our Chief Financial Officer ("CFO"), regarding executive compensation matters, and refers to surveys from several third-party providers, all as described in "Compensation Discussion and Analysis."

The Compensation Committee met eight times during 2007. The Board, in its business judgment, has determined that the members of the Compensation Committee meet the independence requirements of the listing standards of the NYSE.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee is composed of Mr. Boyko and Mr. Goldstein, each of whom is a non-employee director. None of our executive officers currently serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Board or the Compensation Committee.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Our Nominating and Corporate Governance Committee (the "Governance Committee") currently consists of Mr. Siekman, who serves as its chairman, Mr. Boyko and Mr. Goldstein. The primary purpose of the Governance Committee is to identify and recommend individuals to become members of the Board, develop and recommend to the Board a set of corporate governance principles, oversee the evaluation of the Board and each committee of the Board, and perform a leadership role in shaping our corporate governance. In fulfilling this purpose, the Governance Committee has assumed a number of responsibilities and undertaken to perform a number of duties, each of which is detailed in the Governance Committee's charter, which is posted on the Company's website (*www.marthastewart.com*) under the link for "Investor Relations." Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, without charge, we will provide each stockholder with a copy of our Governance Committee charter.

Among other actions described in the charter, the Governance Committee is authorized to:

- periodically review our executive level organizational structure, hiring practices and succession planning;
- seek qualified individuals to become Board members;
- recommend individuals to be nominated for election to the Board at the annual stockholders' meeting;
- recommend to the Board the membership of the Board's various committees;
- report annually to the Board with an assessment of the Board's and management's performance; and
- prepare and recommend corporate governance principles applicable to MSO.

The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management. The Governance Committee may retain a third party executive search firm to identify or assist in the evaluation of candidates. The Governance Committee will also consider as potential nominees for our Board persons recommended by stockholders. Stockholder recommendations should be submitted to the Governance Committee at our principal address in care of the Corporate Secretary. Each stockholder recommendation should include a personal biography of the proposed nominee, a description of the background or experience that qualifies such person for consideration and a statement that such person has agreed to serve if nominated and elected. Stockholders who themselves wish to nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Board for its consideration, are required to comply with the requirements detailed under "Proposals of Stockholders."

Once the Governance Committee has identified a prospective nominee, the Governance Committee makes an initial determination whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Governance Committee concerning the prospective candidate, as well as the Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Governance Committee determines, in consultation with other Board members as appropriate, that additional consideration is warranted, it may gather itself or request others, including a third party search firm, to gather additional information about the prospective nominee's background and experience. The Governance Committee then evaluates the prospective nominee taking into account whether the prospective nominee is independent within the meaning of the listing standards of the NYSE and such other factors as it deems relevant, including the current composition of the Board, the balance of management and independent directors, the need for Audit Committee or Compensation Committee expertise, the prospective nominee's skills and experience, and the evaluations of other prospective nominees. In connection with this evaluation, the Governance Committee determines whether to interview the prospective nominee and, if warranted, one or more members of the Governance Committee and others, as appropriate, conduct interviews in person or by telephone. After completing this process, the Governance Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Governance Committee. The Governance Committee follows the same process and uses the same criteria for evaluating candidates proposed by stockholders, members of the Board and members of management.

At a meeting on March 14, 2008, the Governance Committee recommended that Charlotte Beers and Todd Slotkin be appointed to the Board.

The Governance Committee met five times during 2007. The Board, in its business judgment, has determined that the members of the Governance Committee meet the independence requirements of the listing standards of the NYSE. The Governance Committee has recommended each of the Company's directors who is standing for re-election.

COMPENSATION OF OUTSIDE DIRECTORS

In 2007, we paid our Chairman of the Board, Mr. Koppelman, an annual retainer of $75,000, in equal quarterly installments, and provided a grant of 25,000 restricted shares of our Class A Common Stock (with a value of $18.09 per share based on the fair market value on the date prior to grant), which vests in full on the first anniversary of the grant based on continued service. We have additional compensation arrangements with Mr. Koppelman as described below. Each of our independent directors received an annual retainer of $40,000 for serving on our Board, paid in equal quarterly installments. The chairman of each committee also received an additional annual retainer of $7,000. In addition, our Lead Director, Mr. Siekman, received an additional annual retainer of $7,000. Each independent director also received a meeting fee of $1,000 for each in-person meeting of our Board that he or she attended and a fee of $500 for each committee or telephonic Board meeting in which he or she participated. A minimum of 25% of a director's fees are paid in shares of our Class A Common Stock. The remaining 75% of such fees may be paid either in shares of Class A Common Stock or in cash at the election of the director. Also, each of our continuing directors, other than Ms. Lyne, was granted an option to purchase 7,500 shares of Class A Common Stock immediately after our annual meeting in 2007, with an exercise price of $18.09 per share. All directors receive reimbursement of reasonable expenses incurred in connection with participation in our Board and committee meetings.

COMPENSATION OF MR. KOPPELMAN

Our Chairman of the Board, Mr. Koppelman, performs certain additional functions not typically associated with the role of chairman of the board. Mr. Koppelman also serves as a consultant to the Company. In his role as a consultant, Mr. Koppelman assists Ms. Lyne in identifying and addressing strategic opportunities, including helping to identify, develop, design, structure and negotiate transactions or other business collaborations involving merchandising, book publishing, magazine, radio and television ventures, and other areas in which we may seek to do business. Mr. Koppelman performs these services by seeking potential business partners to further the Company's strategic agenda and working with management to access offers and effect transactions.

In order to secure Mr. Koppelman's services, we initially entered into a one-year consulting agreement with Mr. Koppelman on January 24, 2005. Pursuant to that initial agreement, we agreed to pay Mr. Koppelman $450,000 per year, and granted Mr. Koppelman 50,000 restricted shares of our Class A Common Stock, subject to performance triggers contained in that agreement. These shares have vested in full. Mr. Koppelman also received an option to purchase 200,000 shares of our Class A Common Stock at an exercise price of $28.55 per share, which has vested in full. On October 21, 2005, we entered into a two-year consulting arrangement with CAK Entertainment, Inc. ("CAK Entertainment"), an entity controlled by Mr. Koppelman. This second consulting agreement replaced the initial consulting agreement with Mr. Koppelman, though Mr. Koppelman was entitled to keep the equity grants made to him pursuant to the initial agreement.

Under the terms of the second consulting agreement, CAK Entertainment makes Mr. Koppelman's consulting services available to us on a non-exclusive basis. In consideration for Mr. Koppelman's services, we pay CAK Entertainment $725,000 per year in equal monthly installments. In addition, we granted Mr. Koppelman (i) an option to purchase 200,000 shares of the Class A Common Stock, with

an exercise price equal to $20.35 per share, the stock's fair market value on the date of grant, and (ii) 75,000 restricted shares of our Class A Common Stock, all of which are subject to performance-based vesting. CAK Entertainment also is eligible to receive a performance fee of up to $2,400,000 conditioned upon the achievement of certain performance milestones and an additional $600,000 if the Company meets certain additional thresholds, which targets were clarified in a modification to this second consulting agreement executed on July 19, 2007. As of the Record Date, the Compensation Committee had determined that 49.57% of the performance milestones have been met and 25% of the additional thresholds for the $600,000. As a result, 37,178 of the restricted shares of Class A Common Stock have vested (13,740 shares in 2007) and that portion of the option representing the right to purchase 99,141 shares of Class A Common Stock has become exercisable (36,641 shares in 2007); CAK Entertainment also has received $1,189,689 in cash (representing 49.57% of the $2.4 million performance milestone fee) and $150,000 (representing 25% of the $600,000).

The July 2007 modification to the second consulting agreement extended the agreement through October 21, 2008. The Compensation Committee will review and assess the agreement prior to any renegotiation or renewal. The Company has also entered into a registration rights agreement with Mr. Koppelman providing for one demand registration right and unlimited piggyback registration rights (subject to customary cutbacks), of all shares of Class A Common Stock owned by Mr. Koppelman, including shares underlying options granted to Mr. Koppelman.

THE NON-EMPLOYEE DIRECTOR STOCK AND OPTION COMPENSATION PLAN

Common Stock and Deferred Compensation

Each non-employee director receives at least 25% of his or her annual retainer and meeting fees in shares of Class A Common Stock. In addition, non-employee directors may make an annual election to receive shares of Class A Common Stock in lieu of all, or a portion, of such director's remaining fees, in 25% increments. The number of shares of Class A Common Stock received is equal to the fees payable in equity to the director, divided by the closing price of a share on the last business day of the quarter for which payment is being made.

Each director may defer the receipt of his or her cash director fees into an interest-bearing cash account, which account accrues interest (credited to the account monthly) at the prime rate as published in the Wall Street Journal as in effect from time to time. Directors may choose to have their elected or mandatory shares of Class A Common Stock placed into a share unit account. Any shares credited to a share unit account are credited with additional share units, on an interest-free basis, having a value equal to any dividends paid as if the share units credited to the share account were outstanding shares of our Class A Common Stock. When a director leaves our Board or, if earlier, upon a change of control, the amount of cash in his or her cash account, plus a number of shares of Class A Common Stock equal to the number of share units in his or her share unit account, will be delivered to the director, with cash being paid in lieu of any fractional shares.

Options

A new non-employee director is granted an option to purchase 25,000 shares of Class A Common Stock upon being elected or appointed to our Board, which option vests ratably over a three-year period. After each annual meeting of stockholders, each continuing non-employee director, will be granted an option to purchase 7,500 shares of Class A Common Stock, which will vest and become exercisable in full on the first anniversary of the date of grant if the director remains a member of our Board. The exercise price in 2007 for all options was equal to 100% of the fair market value of a share of Class A Common Stock on the date prior to grant.

Each exercisable option will terminate one year after the director's service on our Board ceases for any reason, other than for cause. If a director is removed for cause, all options, whether exercisable or not, will be forfeited. In any event, the options will expire no later than the tenth anniversary of the date of grant. Any unexercisable options will terminate and be canceled as of the date a director's service on our Board ceases for any reason. All options become exercisable upon a change in control.

DIRECTOR STOCK OWNERSHIP GUIDELINES

In March 2005, the Compensation Committee adopted stock ownership guidelines to further the Company's governance policy of encouraging directors to have an equity interest in the Company and to further align their interest with the interests of stockholders. The guidelines provide that each non-management director is expected to own Company shares with a value equal to five times his or her annual retainer. The number of shares required to be held is calculated by dividing the required dollar amount by $22.06 per share, the price per share that was fixed when the Compensation Committee established the stock ownership guidelines. Consistent with the guidelines for certain employees, directors that do not meet the ownership test are required to hold 75% of their shares of vested restricted stock (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. All our directors are currently in compliance with these guidelines.

The following table provides information on the compensation of our directors for the fiscal year ended December 31, 2007. Ms. Lyne does not currently receive separate compensation for her services as director. In July 2007, Ms. Wenda Harris Millard stepped down from our Board of Directors to join the Company as President of Media. For Ms. Lyne's compensation as our CEO and Ms. Millard's compensation as President of Media, see "Compensation Discussion and Analysis" and the data related to their respective compensation in the Summary Compensation Table and related tables.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	Option Awards (1) ($)	All Other Compensation ($)	Total ($)
Charles Koppelman (2)	$62,652 (3)	$959,275 (4)	$(195,930) (5)	$1,314,689 (6)	$2,140,686
Rick Boyko (7)	34	54,466	59,841	—	114,341
Michael Goldstein (8)	31,750	31,750	59,841	—	123,341
Jill Greenthal (9)	40,147	13,353	123,817	—	177,317
Thomas Siekman (10)	51,020	16,981	56,106	—	124,107
Bradley Singer (11)	44,250	14,750	56,106	—	115,106

(1) The amount represents the amount recognized for financial statement reporting purposes in 2007 for options and restricted stock granted in 2007 and prior years pursuant to the Statement of Financial Accounting Standards No. 123 (revised 2004) ("FAS 123R"), disregarding the estimate of forfeiture related to service based vesting conditions. The option awards made in 2007 to each director in connection with his or her service as a continuing director were made on May 17, 2007, with an exercise price of $18.09 per share. Each was an option to purchase 7,500 shares with a grant date fair value of $4.74 per share calculated pursuant to the Black-Scholes valuation model. Additional option awards to Mr. Koppelman are described in footnote (5). For the assumptions used to determine the compensation expense, see Note 9 to our 2007 audited financial statements included in our Annual Report on Form 10-K.

The stock award numbers reflect the payments of director compensation in shares of the Class A Common Stock based on the closing price of the Class A Common Stock on the last business day of each fiscal quarter. The number of shares received by each director was equal to the fees payable to the director in equity divided by the closing price of the Class A Common Stock on the last business day of such quarter. In 2007, the respective prices per share of the Class A Common Stock were: $17.01 on March 30, $17.20 on June 29, $11.65 on September 28 and $9.27 on December 31. Except for Mr. Koppelman, the amount is equal to the aggregate grant date fair value of the shares. Information on stock awards to Mr. Koppelman is set forth in footnote (4).

(2) As of December 31, 2007, Mr. Koppelman had options to purchase 339,142 shares of Class A Common Stock outstanding, of which options for 331,642 shares were exercisable and options for 7,500 shares were unexercisable, and 25,000 unvested shares and 452,162 vested shares of Class A Common Stock.

(3) Mr. Koppelman elected to receive his 2007 director compensation as 25% stock (1,616 shares for 2007 services) and 75% cash.

(4) The Company's expense in connection with Mr. Koppelman's stock awards for fiscal year 2007 consisted of: (i) $20,849 representing 25% of his director compensation, which amount is equal to the grant date fair value of the shares, (ii) $185,104 as FAS 123R expense associated with his grant of 25,000 restricted shares of Class A Common Stock on June 6, 2006 for his services as Chairman of the Board (which had a grant date fair value of $442,250), (iii) $264,542 as FAS 123R expense associated with his grant of 25,000 restricted shares of the Class A Common Stock on June 6, 2007 for his services as Chairman of the Board (which had a grant date fair value of $453,500), (iv) $161,542 as FAS 123R expense associated with the vesting of 13,740 restricted shares of Class A Common Stock, granted in 2005, in connection with satisfying a performance threshold under his consulting agreement, as approved by the Compensation Committee, (v) $12,238 as FAS 123R expense associated with the vesting of restricted shares of the Class A Common Stock, granted in 2005, in connection with satisfying a performance threshold, as approved by the Compensation Committee, (vi) $315,000 as FAS 123R expense associated with the vesting of 50,000 restricted shares of Class A Common Stock, granted in 2005, in connection

with satisfying another performance threshold under his consulting agreement, as approved by the Compensation Committee.

(5) The Company's expense in connection with Mr. Koppelman's options for fiscal year 2007 consisted of (i) $18,399 as FAS 123R expense associated with his option to acquire 7,500 shares of Class A Common Stock granted on May 17, 2006 in connection with his services as a continuing director, (ii) $19,080 as FAS 123R expense associated with his grant of an option to purchase 25,000 shares of Class A Common Stock granted on July 22, 2004 in connection with his becoming Chairman of the Board, (iii) $23,326 as FAS 123R expense associated with his option to acquire 7,500 shares of the Class A Common Stock granted on May 17, 2007 in connection with his services as a continuing director, (iv) $216,448 as FAS 123R expense associated with the vesting of that portion of an option, granted in 2005, representing the right to purchase 36,641 shares of Class A Common Stock in connection with satisfying a performance threshold under his consulting agreement, as approved by the Compensation Committee, (v) $24,318 as FAS 123R expense associated with his vesting of an option to purchase 10,000 shares of Class A Common Stock in connection with satisfying a performance threshold under his consulting agreement, as approved by the Compensation Committee, and (vi) $(497,501) as FAS 123R expense associated with the decline in the price of the Class A Common Stock in 2007.

(6) In 2007, the Company paid a $725,000 consulting fee to CAK Entertainment, an entity controlled by Mr. Koppelman, pursuant to the 2005 consulting agreement described above. In addition, we paid $589,689 in performance milestone fees attributable to 2007 pursuant to the CAK Entertainment consulting agreement.

(7) Mr. Boyko elected to receive his 2007 director compensation as 100% stock (4,272 shares for 2007 services). Cash received represents payment in lieu of fractional shares. As of December 31, 2007, Mr. Boyko had options for 47,500 shares outstanding, of which options for 40,000 shares were exercisable and options for 7,500 shares were unexercisable, and Class A Common Stock for 10,217 vested shares.

(8) Mr. Goldstein elected to receive his 2007 director compensation as 50% stock (2,474 shares for 2007 services) and 50% cash, and to defer receipt of the stock portion until his services as a director end. As of December 31, 2007, Mr. Goldstein had options for 47,500 shares outstanding, of which options for 40,000 shares were exercisable and options for 7,500 shares were unexercisable, and Class A Common Stock for 6,192.01 vested shares.

(9) Ms. Greenthal elected to receive her 2007 director compensation as 25% stock (1,059 shares for 2007 services) and 75% cash. As of December 31, 2007, Ms. Greenthal had options for 40,000 shares outstanding, of which options for 15,833 shares were exercisable and options for 24,167 shares were unexercisable, and Class A Common Stock for 1,059 vested shares. Ms. Greenthal resigned from our Board on March 24, 2008 and options for 15,834 shares terminated.

(10) Mr. Siekman elected to receive his 2007 director compensation as 25% stock (1,322 shares for 2007 services) and 75% cash. As of December 31, 2007, Mr. Siekman had options for 29,167 shares outstanding, of which 21,667 shares were exercisable and options for 7,500 shares were unexercisable, and Class A Common Stock for 29,167 vested shares.

(11) Mr. Singer elected to receive his 2007 director compensation as 25% stock (1,148.79 shares for 2007 services) and 75% cash and to defer receipt of the stock portion until his services as a director ended. As of December 31, 2007, Mr. Singer had options for 55,000 shares outstanding, of which options for 47,500 shares were exercisable and options for 7,500 shares were unexercisable, and Class A Common Stock for 3,829.57 vested shares. Mr. Singer resigned from our Board on March 24, 2008 and options for 7,500 shares terminated.

INFORMATION CONCERNING EXECUTIVE OFFICERS AND OUR FOUNDER

The names, ages and certain background information about our executive officers, other than Susan Lyne, our President and CEO, whose biographical information is set forth above under "Election of Directors – Information Concerning Nominees," and our Founder are set forth below.

Martha Stewart, age 66, is the Founder of the Company and the author of numerous books on the domestic arts, including *Entertaining*. Ms. Stewart served as our Chairman of the Board and CEO from our creation in 1996 until June 2003, when she resigned as a director, our Chairman and our CEO and assumed the position of Chief Creative Officer. Ms. Stewart continued to serve as our Chief Creative Officer until March 2004 when she resigned as Chief Creative Officer and assumed the position of Founder, a non-officer position.

Howard Hochhauser, age 37, has served as our CFO since July 2006, and served as Acting CFO from March 2006 to July 2006. From March 2002 until March 2006, he served as the Company's Vice President, Finance and Investor Relations. Prior to that, he served in various capacities of increasing responsibility within the finance department since joining the Company in May 2000. From 1996 to 2000, Mr. Hochhauser was at Bear, Stearns & Co. in the equity research department where he most recently served as Vice President. Prior to that, he worked at Credit Suisse First Boston and KPMG Peat Marwick.

Wenda Harris Millard, age 53, has served as our President of Media since July 2007. From June 2004 to July 2007 she served as one of our directors. From 2001 to 2007, Ms. Millard was the Chief Sales Officer of Yahoo! Inc. From 2000 to 2001, she was Chief Internet Officer at Ziff Davis Media and President of Ziff Davis Internet. From 1996 through 2000, Ms. Millard was Executive Vice President and one of the founding members of DoubleClick.

Robin Marino, age 53, has served as our President of Merchandising since June 2005. From 1999 to 2005, Ms. Marino was President and Chief Operating Officer of Kate Spade, Inc. Prior to that, she served in a variety of management positions for fashion and retail companies such as Burberry LTD (1997-1998), Donna Karan International, Inc. (1996-1997), Wathne LTD (1989-1996) and Federated Department Stores, Inc. (1977-1989).

Gael Towey, age 56, has served as our Chief Creative Officer since May 2005. From 2001 through May 2005, she served as our Senior Executive Vice President and Creative Director, and from 1997 to 2001, served as our Executive Vice President, Art and Style and Creative Director. Prior to that, Ms. Towey worked for *Martha Stewart Living* magazine as the Design Director from 1996 to 1997 and as Art Director from 1990 to 1996. Ms. Towey also has an additional 15 years of experience in the publishing industry, including with *House & Garden* magazine, Clarkson Potter/Publishers and Viking Press, Inc.

Sheraton Kalouria, age 42, has served as our President of Broadcasting since November 2005. From May 2000 through November 2005, he served as Senior Vice President, Daytime Programs for NBC, providing strategic and creative direction for the network's daytime programming and consulting services for its Telemundo and PAX networks. From August 1993 through May 2000, Mr. Kalouria held several positions with ABC, where he managed the network's Marketing, On-air Promotion and Synergy efforts for Children's, Family and Daytime programming. Before joining ABC, Mr. Kalouria held client service positions with Grey Advertising in New York.

Gregory Barton, age 46, has served as our General Counsel and Secretary since October 2007. Prior to this, from 2002 to 2007, Mr. Barton served as Executive Vice President, General Counsel and Secretary of Ziff Davis Media, Inc., and served as Executive Vice President, Licensing and Legal Affairs from 2004 to 2007. In March 2008, Ziff Davis Media agreed to restructure its debt and elected to file a

voluntary Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York. Prior to Ziff Davis, Mr. Barton worked for four years as General Counsel and Secretary at Index Development Partners, where he also served as head of Business Development and as CFO, before becoming President of the company in 2001. Previously, he served as General Counsel for three years at Alliance Semiconductor Corporation. Prior to this, Mr. Barton was at the law firm of Gibson, Dunn & Crutcher.

PROPOSAL 2

APPROVAL OF THE OMNIBUS STOCK AND OPTION COMPENSATION PLAN

The Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Employee Stock Incentive Plan (the "Employee Stock Plan") is expiring in 2009, and few shares of Class A Common Stock remain available under the Martha Stewart Living Omnimedia, Inc. Amended and Restated Non-Employee Director Stock and Option Compensation Plan (the "Non-Employee Director Stock Plan" and, together with the Employee Stock Plan, the "Prior Plans"). Instead of renewing or replenishing the Prior Plans, we have adopted the Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan (the "New Stock Plan"). At the Annual Meeting, stockholders are being asked to approve the New Stock Plan. The New Stock Plan is designed to promote our success and enhance our value by linking the interests of our officers, employees and directors to those of our stockholders and by providing participants with incentives for outstanding performance. The New Stock Plan is further intended to provide flexibility in our ability to motivate, attract and retain employees and directors upon whose judgment, interest and special efforts our business is largely dependent.

A total of 10,000,000 shares of Class A Common Stock will be available for issuance under the New Stock Plan. As of March 24, 2008, the Employee Stock Plan had approximately 1,800,000 shares of Class A Common Stock available for issuance under the plan and the Non-Employee Director Stock Plan had approximately 50,000 shares of Class A Common Stock available for issuance under the plan, not including shares that were subject to outstanding awards under either plan. If adopted, the New Stock Plan will replace the Prior Plans and no new awards may be granted under either of the Prior Plans. This means that the total net effect of the replacement of the Prior Plans and adoption of the New Stock Plan is an increase of approximately 8,150,000 shares of Class A Common Stock that will become available for issuance under the Company's stock plans. The Company's other existing stock plan is the Martha Stewart Living Omnimedia LLC Nonqualified Class A LLC Unit/Stock Option Plan (the "Nonqualified Plan"). No new awards may be made under the Nonqualified Plan and all outstanding options under the Nonqualified Plan have either been exercised or expired.

The following is a summary of the principal features of the New Stock Plan. This summary, however, does not purport to be a complete description of all of the provisions of the New Stock Plan. It is qualified in its entirety by reference to the full text of the New Stock Plan. A copy of the New Stock Plan is attached to this Proxy Statement as Appendix A.

GENERAL

In light of recent changes in the accounting treatment of various equity incentives, the possibility of future accounting and/or tax changes, and stockholder dilution concerns, the Company believes that it is advantageous for it to have maximum flexibility in the fashioning of future equity compensation. The New Stock Plan will give the Company the flexibility to responsibly address these issues by utilizing stock options, restricted stock, restricted stock units and stock appreciation rights. The New Stock Plan contains a number of provisions that have been identified as important compensation and corporate governance best practices, including:

- The New Stock Plan will have a fixed number of shares authorized for issuance. It is not an "evergreen" plan.

- A total of 10,000,000 shares of the Class A Common Stock will be available for issuance under the New Stock Plan, which represents a net addition of approximately 8,150,000 shares of Class A Common Stock available for issuance under Company stock plans after the replacement of the Prior Plans.
- The maximum number of shares of the Class A Common Stock available for issuance under the New Stock Plan will be reduced by 1 share for every 1 share issued pursuant to a stock option, stock appreciation right, restricted stock or restricted stock unit.
- Stock options and stock appreciation rights must be granted with an exercise price of at least 100% of the fair market value on the date of grant.
- Repricing of stock options and stock appreciation rights will be prohibited unless stockholder approval is obtained.
- The ability to automatically receive replacement stock options when a stock option is exercised with previously acquired shares of Company Class A Common Stock or so-called "stock option reloading" is not permitted.

The New Stock Plan was approved by the Board of Directors on April 1, 2008. The New Stock Plan will become effective upon its approval by the stockholders at the Annual Meeting.

All awards are made at the discretion of the New Stock Plan administrator. Therefore, the benefits and amounts that will be received or allocated under the New Stock Plan are not determinable.

As of March 24, 2008, the fair market value of a share of Company Class A Common Stock was $7.75.

SHARE RESERVE

The aggregate number of shares of Company Class A Common Stock that will be available for issuance under the New Stock Plan is 10,000,000 shares. If awards under the New Stock Plan are forfeited or terminate before being exercised, then the shares underlying those awards will again become available for awards under the New Stock Plan. Stock appreciation rights will be counted in full against the number of shares available for issuance under the New Stock Plan, regardless of the number of shares issued upon settlement of the stock appreciation rights. In the event of a subdivision of the Company's outstanding shares, a stock dividend, a dividend payable in a form other than shares in an amount that has a material effect on the price of shares, a recapitalization, a combination or consolidation of the outstanding shares (by reclassification or otherwise) into a lesser number of shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), any reorganization or any partial or complete liquidation of the Company, the New Stock Plan administrator will, in its discretion, make appropriate adjustments to the number of shares and kind of shares or securities issuable under the New Stock Plan (on both an aggregate and per-participant basis) and under each outstanding award, the exercise price of outstanding options and stock appreciation rights, any applicable performance-based vesting provisions set forth in outstanding awards, and any other term or provision of the New Stock Plan or any outstanding award necessary to ensure as best as reasonably possible that there is no increase or decrease in the value of awards that may be issued under the New Stock Plan or the value of any outstanding award.

Under the New Stock Plan, no employee, consultant, employee director or, with respect to shares of stock or stock units in lieu of directors' fees, non-employee director, may be awarded any of the following during any fiscal year: (i) stock options covering in excess of 1,500,000 shares; (ii) restricted stock and restricted stock units covering in excess of 1,500,000 shares; or (iii) stock appreciation rights covering in excess of 1,500,000 shares; provided that if any person provides services to the Company, or any parent, subsidiary or affiliate of the Company, in more than one role and each such role would separately make such person eligible for grants under the New Stock Plan, then the foregoing limits shall apply separately to each such role.

The Board may, in its sole discretion, permit non-employee directors to elect to receive all or a specified portion of their directors' fees in fully vested shares of Class A Common Stock or stock units based on the fair market value of the shares on the date any directors' fees would otherwise be paid. Under our current policy, a minimum of 25% of a director's fees are paid in shares of our Class A Common Stock. The remaining 75% of such fees may be paid either in shares of Class A Common Stock or in cash at the election of the director.

Each non-employee director may only be granted awards under the New Stock Plan covering 200,000 or fewer shares per fiscal year; provided that, any awards received in consideration of such non-employee director's services as a consultant and any shares or stock units received in lieu of all or any portion of the director's fees will not count against such limit.

ADMINISTRATION

The Compensation Committee will administer the New Stock Plan with respect to persons who are subject to Section 16 of the Securities Exchange Act of 1934 and awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee or a separate committee of directors of the Company appointed by the Board of Directors will administer the New Stock Plan with respect to all other persons and awards. The New Stock Plan administrator has complete discretion, subject to the provisions of the New Stock Plan, to authorize the grant of stock options, restricted stock, restricted stock units and stock appreciation rights awards under the New Stock Plan. However, only the full Board of Directors, and not the Compensation Committee, will administer the New Stock Plan with respect to all awards granted to non-employee directors.

ELIGIBILITY AND TYPES OF AWARDS UNDER THE NEW STOCK PLAN

The New Stock Plan permits the granting of stock options, stock appreciation rights, restricted stock units and restricted stock by the New Stock Plan administrator. Stock appreciation rights may be awarded in combination with stock options or restricted stock, and such awards will provide that the stock appreciation rights will not be exercisable unless the related stock options or restricted stock are forfeited. Restricted stock may be awarded in combination with nonstatutory stock options, and such awards may provide that the restricted stock will be forfeited in the event that the related nonstatutory stock options are exercised.

Employees (including executive officers), directors (including non-employee directors) and consultants of the Company and of any parent, subsidiary or affiliate of the Company will be eligible to participate in the New Stock Plan. As of March 24, 2008, approximately 765 employees (including employee directors and executive officers) and six non-employee directors would have been eligible to participate in the New Stock Plan, if the plan had been in effect as of that date.

OPTIONS

The New Stock Plan administrator may grant nonstatutory stock options or incentive stock options (which are entitled to potentially favorable tax treatment) under the New Stock Plan. However, the New Stock Plan administrator does not have the authority to grant stock options that automatically provide for the grant of new stock options upon their exercise. The number of shares covered by each stock option granted to a participant will be determined by the New Stock Plan administrator.

Stock options granted under the New Stock Plan will generally vest and become exercisable either (a) over a period of time (e.g., 3 years) subject to participant's continued service through each vesting date, or (b) upon the satisfaction of performance goals established by the New Stock Plan administrator.

The stock option exercise price is established by the New Stock Plan administrator and must be at least 100% of the fair market value of a share on the date of grant (110% for incentive stock options granted to stockholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries). Repricing of stock options is prohibited unless stockholder approval is obtained. Consistent with applicable laws, regulations and rules, payment of the exercise price of stock options may be made in cash (including by check, wire transfer or similar means), by cashless exercise (broker assisted or net exercise), by surrendering or attesting to previously acquired shares, or by any other legal consideration. Unless otherwise provided by the New Stock Plan administrator, stock options will generally expire 3 months following a termination for any reason other than death, disability or cause; 12 months following a termination for death or disability; and immediately following a termination for cause. The term of a stock option shall not exceed 10 years from the date of grant (5 years for incentive stock options granted to stockholders who own more than 10% of the total outstanding shares of the Company, its parent or any of its subsidiaries).

RESTRICTED STOCK

The New Stock Plan administrator may award restricted stock under the New Stock Plan. Restricted stock is shares that are subject to forfeiture. Participants may be required to pay cash or other legal consideration to the Company at the time of grant of restricted stock, but the New Stock Plan does not establish a minimum purchase price for shares awarded as restricted stock. The number of shares of Class A Common Stock associated with each restricted stock grant will be determined by the New Stock Plan administrator. The New Stock Plan administrator may provide that restricted stock grants will be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or will be fully vested at the time of grant. Restricted stock will generally vest on the same basis as stock options.

RESTRICTED STOCK UNITS

The New Stock Plan administrator may award restricted stock units under the New Stock Plan. A restricted stock unit is a bookkeeping entry that represents a share of Class A Common Stock. Participants are not required to pay any consideration to the Company at the time of grant of a restricted stock unit award. The number of shares of Class A Common Stock covered by each restricted stock unit award will be determined by the New Stock Plan administrator. The New Stock Plan administrator may provide that restricted stock unit awards will be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or will be fully vested at the time of grant. When the participant satisfies the conditions of the restricted stock unit award, the Company will pay the participant cash or shares or any combination of both to settle the vested restricted stock units. Conversion of the restricted stock units into cash may be based on the average of the fair market value of a share over a series of trading days or on other methods. Restricted stock units will generally vest on the same basis as stock options.

STOCK APPRECIATION RIGHTS

The New Stock Plan administrator may grant stock appreciation rights under the New Stock Plan. The number of shares of Class A Common Stock covered by each stock appreciation right will be determined by the New Stock Plan administrator. The exercise price of a stock appreciation right is established by the New Stock Plan Administrator and may not be less than 100% of the fair market value of a share on the date of grant. Repricing of stock appreciation rights is prohibited unless stockholder approval is obtained. The New Stock Plan Administrator may provide that stock appreciation rights will be subject to time-based vesting or vesting upon satisfaction of performance goals and/or other conditions, or will be fully vested at the time of grant. Stock appreciation rights will generally vest on the same basis as stock options. Upon exercise of a stock appreciation right, the participant will receive payment from the Company in an amount determined by multiplying (a) the

difference between (i) the fair market value of a share on the date of exercise and (ii) the exercise price times (b) the number of shares with respect to which the stock appreciation right is exercised. Stock appreciation rights may be paid in cash or shares or any combination of both. Unless otherwise provided by the New Stock Plan administrator, stock appreciation rights will generally expire 3 months following a termination for any reason other than death disability, or cause; 12 months following a termination for death or disability; and immediately following a termination for cause. The term of a stock appreciation rights shall not exceed 10 years from the date of grant.

PERFORMANCE GOALS

Awards under the New Stock Plan may be made subject to performance conditions as well as time-vesting conditions. Such performance conditions may be established and administered in accordance with the requirements of Code Section 162(m) for awards intended to qualify as "performance-based compensation" thereunder. If awards with performance conditions are intended to comply with Code Section 162(m), the applicable performance goals will be composed of an objective formula or standard determined by the New Stock Plan administrator with respect to each performance period utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the New Stock Plan administrator in accordance with Code Section 162(m): (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer satisfaction, each with respect to the Company and/or one or more of its parent, subsidiaries, affiliates or operating units. Awards to participants who are not subject to the limitations of Code Section 162(m) may be determined without regard to performance goals and may involve the New Stock Plan administrator's discretion.

TRANSFERABILITY OF AWARDS

Stock options, stock appreciation rights, unvested restricted stock and restricted stock units will not be transferable other than by will or by the laws of descent and distribution, except as otherwise permitted by the New Stock Plan administrator for all awards other than incentive stock options. This prohibition on transfer will not prevent a participant from designating a beneficiary to exercise the rights of any award and to receive any property distributable with respect to any award upon the death of the participant.

ACCELERATION OF AWARDS UPON A CHANGE IN CONTROL

In the event of a change in control of the Company as defined in the New Stock Plan, the vesting of all awards outstanding upon the consummation of the change of control will accelerate such that all awards will be fully vested on such date, except as otherwise provided in an applicable award agreement. Otherwise, except as otherwise provided in the applicable award agreement, the New Stock Plan administrator may provide for the assumption of outstanding awards, the substitution of outstanding awards with substantially the same terms by the surviving corporation or its parent, or the continuation of outstanding awards by the Company, in all cases without participant consent.

AMENDMENT AND TERMINATION

The Board may amend the New Stock Plan at any time and for any reason, provided that any such amendment will be subject to stockholder approval to the extent the amendment is required by applicable laws, regulations or rules. The Board may terminate the New Stock Plan at any time and for

any reason. The New Stock Plan will terminate on March 31, 2018 unless re-adopted or extended by the stockholders prior to or on such date. The termination or amendment of the New Stock Plan may not adversely affect any award previously made under the New Stock Plan.

FEDERAL INCOME TAX CONSEQUENCES

The following is a brief summary of the U.S. federal income tax consequences applicable to awards granted under the New Stock Plan based on federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters which may be relevant to a particular participant based on his or her specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Code Section 409A), or other tax laws other than U.S. federal income tax law. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because individual circumstances may vary, the Company advises all participants to consult their own tax advisor concerning the tax implications of awards granted under the New Stock Plan.

A recipient of a stock option or stock appreciation right will not have taxable income upon the grant of the stock option or stock appreciation right. For nonstatutory stock options and stock appreciation rights, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares will be a capital gain or loss.

The acquisition of shares upon exercise of an incentive stock option will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. If the incentive stock option shares are held until the later of 2-years after the date of grant and 1-year after the date of exercise (the "holding period"), then all gain above the exercise price paid for the shares which is realized upon the sale of the shares will be a long-term capital gain. However, if the incentive stock option shares are sold before the holding period is met, the participant will recognize ordinary income equal to the lesser of (i) the amount by which the fair market value of the shares on the exercise date exceeds the exercise price, or (ii) the amount by which the sales price exceeds the exercise price, with any additional gain or loss being treated as a capital gain or loss.

For awards of restricted stock, unless the participant elects to be taxed at the time of receipt of the restricted stock by filing a Code Section 83(b) election with the Internal Revenue Service, the participant will not have taxable income upon the receipt of the award, but upon vesting will recognize ordinary income equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any). Upon the later sale of the shares, the difference between the sales price and the fair market value of the shares on the vesting date will be a capital gain or loss.

A participant is not deemed to receive any taxable income at the time an award of restricted stock units is granted. When vested restricted stock units (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of shares received less the amount paid for such restricted stock units (if any). Any gain or loss recognized upon any later disposition of any shares received upon settlement of the restricted stock unit award will be a capital gain or loss.

At the discretion of the New Stock Plan administrator, the New Stock Plan allows a participant to satisfy his or her tax withholding requirements under federal and state tax laws in connection with the exercise or receipt of an award by electing to have shares withheld, and/or by delivering to the Company already-owned shares.

If the participant is an employee or former employee, the amount a participant recognizes as ordinary income in connection with any award is subject to withholding taxes (not applicable to incentive stock options) and the Company is allowed a tax deduction equal to the amount of ordinary income recognized by the participant. In addition, Code Section 162(m) contains special rules regarding the federal income tax deductibility of compensation paid to the Company's CEO and to each of the Company's other four most highly compensated executive officers. The general rule is that annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if such compensation qualifies as "performance-based compensation" by complying with certain conditions imposed by the Code Section 162(m) rules (including the establishment of a maximum number of shares with respect to which awards may be granted to any one employee during one fiscal year) and if the material terms of such compensation are disclosed to and approved by the Company's stockholders. The New Stock Plan is structured with the intention that compensation resulting from awards under the New Stock Plan may qualify as "performance-based compensation" and, if so qualified, would be deductible. Such continued treatment is subject to, among other things, approval of the New Stock Plan by the Company's stockholders. Accordingly, the Company is seeking such approval.

REQUIRED VOTE

The affirmative vote of the holders of a majority of the Total Voting Power in person or by proxy at the Annual Meeting and entitled to vote on the matter is required for approval of the proposal.

OUR BOARD RECOMMENDS THAT YOU VOTE FOR APPROVAL OF OUR OMNIBUS STOCK AND OPTION COMPENSATION PLAN.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis set forth below with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Members of the Compensation Committee

Michael Goldstein
Rick Boyko

The Compensation Committee Report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

Our compensation philosophy is guided by our belief that the Company's business goals are highly dependent on attracting and retaining executives with the rare combination of creative skill and managerial expertise. We have two core businesses – media and merchandising – that operate through four distinct, though somewhat overlapping, business units. To motivate the executive officers listed in the Summary Compensation Table (the "NEOs") and other key executives to work towards overall

Company success, we tie incentive compensation packages to consolidated adjusted earnings before interest, taxes, depreciation and amortization expenses and the cost of non-cash equity compensation ("adjusted EBITDA"). We use consolidated adjusted EBITDA, rather than just results in each NEO's business unit to align the NEO's interests with those of our stockholders.

The foundation of our compensation philosophy is based on three principles:

- We pay our senior executives base salaries commensurate with their backgrounds, skill sets, and responsibilities.
- We tie incentive cash bonuses to both an executive's individual performance and to the Company's consolidated financial results.
- We make equity grants in the form of restricted stock and options that vest over time in order to induce executives to remain in our employ and to align their interests with those of our other stockholders and we subject these executives to minimum stock ownership requirements. We are moving towards a model relying more heavily on stock options because we believe that better aligns our executives' interests with those of the stockholders.

Our Compensation Committee retains broad flexibility in the administration of our compensation packages. This flexibility is critical to our ability to recruit and retain our highly talented executive staff. For example, the Compensation Committee has adjusted the size of a grant to reflect superior or subpar individual performance. The Compensation Committee also has awarded additional cash compensation to individuals whose performance exceeded expectations or who were deemed to be earning below market compensation. Given the competitive landscape of our four primary businesses, and the competitive professional environment in New York City generally, we find this flexibility to be invaluable.

The Compensation Committee reviews and administers the compensation program for each of our NEOs, certain other senior executives, and Martha Stewart, our Founder. Compensation is typically set at a meeting early in the calendar year after reviewing performance for the past year and prospects for the year ahead. The Compensation Committee regularly meets with our CEO and CFO, both of whom provide insight into how individual executives are performing. For more information on the scope and authority of the Compensation Committee, see "Meetings and Committees of the Board – Compensation Committee."

APPROACH TO ESTABLISHING TOTAL COMPENSATION LEVELS

Internal Review

Our executives receive a mix of base salary, performance-based cash bonus and long-term equity grants. We arrive at total compensation levels by determining appropriate levels for each element. In an effort to align the interest of our business heads, we have narrowed the range of compensation packages for the presidents of our respective business units. In an attempt to create fairness and promote cooperation across the Company, our approach to setting compensation is to start with a basic premise that the business heads of our two largest areas, media and merchandising, should make consistent base salaries. Therefore, we recently raised Ms. Marino's salary to reflect her level of contribution to the Company and to bring her base salary into alignment with Ms. Millard following the negotiation of Ms. Millard's employment agreement. This narrowing has resulted in three of our NEOs earning base salaries of between $458,000 and $550,000 per year. Mr. Hochhauser, our CFO, had earned a lower base salary, but the Compensation Committee recently raised his salary to reflect his efforts, responsibility and the level of his compensation relative to the market. The cash bonuses we pay represent target percentages of base salaries. While Ms. Stewart and Ms. Lyne have target bonuses of 100% of their base salaries, our other senior executives, including our NEOs, fall into the category of

executives with target bonuses of 70-80% of their base salaries. Our equity compensation also is generally proportional to an executive's base salary and Company-wide performance, in each case subject to the Compensation Committee's ability to increase or decrease the compensation.

Our CEO is responsible for identifying qualified candidates for the Company's executive team, and, together with our CFO, negotiates compensation packages consistent with our compensation philosophy, with the involvement (and subject to the approval) of the Compensation Committee. In approving hires at this level and applying both the general framework and the flexibility discussed above, our Compensation Committee considers many variables, including each candidate's respective experience. While not formulaic or exhaustive, the variables the Compensation Committee has considered in the past include:

- the experience, knowledge, and performance of the senior executive in question;
- the competitive market for similar executive talent;
- how critical the retention of any particular executive is to achieving the Company's strategic goals;
- the performance of the Company (and each of its operating segments) against internal performance targets;
- how well an executive works across business segments to promote overall corporate goals; and
- pre-existing employment agreements between the Company and an NEO.

Based on this analysis as described below, the Compensation Committee makes determinations as to each element of the compensation package.

Market Review

The Compensation Committee generally looks to several external sources in setting base salaries and annual increases to base salaries for our NEOs. The Compensation Committee typically reviews this data in connection with determining the compensation we pay. Our NEOs' total compensation includes a base salary and a cash bonus, the target for which is affected by this data, because it is determined as a percentage of the executive's base salary for the year. The Compensation Committee uses publicly available sources to collect information on compensation trends and data on salaries relevant to our four operating segments and the New York region. Among the sources used are Watson Wyatt, World at Work (formerly known as the American Compensation Association), Mercer Consulting, the Conference Board, Magazine Publishers of America, Towers Perrin and the Institute of Management and Administration ("IOMA"). None of these sources is dispositive, but each provides information that we consider when negotiating the initial base salaries, determining whether to award salary increases generally and, if so, in setting the maximum percentage increase to be implemented. This year, the Compensation Committee hired FWC specifically in connection with its review of Ms. Marino's compensation. FWC provided data comparing Ms. Marino's compensation to that of chief operating officers of public companies and merchandising heads. The Compensation Committee also engaged Watson Wyatt in connection with its review of Ms. Stewart's compensation. In addition, the Compensation Committee has engaged FWC to provide compensation related advice and information on a periodic basis; however, FWC does not make specific recommendations regarding any individual's compensation or any component thereof. Rather, the Compensation Committee uses this information and management's recommendations when it considers, on an individual basis, the appropriate amount to adjust an NEO's specific salary increase. For more information on how the Compensation Committee used this data in determining base salaries in 2007, see "Analysis of Elements of Total Compensation – Base Salaries" below.

ANALYSIS OF ELEMENTS OF TOTAL COMPENSATION

Base Salaries

While we believe it is appropriate for an executive's total compensation package to be significantly conditioned on both the executive's and the Company's performance, we also recognize that compensation is consideration for services rendered by the executive. Accordingly, and in order to retain NEOs and other key executives, we keep base salaries competitive with peer companies in the New York metropolitan region. To that end, we recently increased the base salaries of each of Mr. Hochhauser and Ms. Marino to reflect their performance and marketplace value. In the case of Ms. Marino, we also sought to bring the presidents of our largest divisions in closer proximity after negotiating an employment agreement for Ms. Millard.

For 2007, the Compensation Committee decided to cap employees' merit increases generally at 3.7% of the prior year's base salary. This percentage was determined by the Compensation Committee based on its analysis and weighting of the same publicly available information it typically reviews on an annual basis, including annual salary surveys from World at Work, IOMA and Mercer Consulting. Using similar criteria and analysis for 2008, the Compensation Committee authorized merit increases of up to 3.8% in late 2007. However, in light of the more difficult macroeconomic environment affecting our business and the economy generally, management recommended capping the increase at 2.5% for those employees earning under a certain threshold who were determined by their supervisors to be eligible to receive an increase, and freezing salaries for those employees earning above a certain threshold. Mr. Hochhauser and Ms. Marino received larger increases as discussed below.

We have an agreement with Martha Stewart pursuant to which we pay her a base salary of $900,000, the same amount provided for in Ms. Stewart's initial employment agreement with the Company, entered into on October 22, 1999. When we hired Susan Lyne as CEO three years ago, we tied her base salary to that of Ms. Stewart and that of our former CEO. The Compensation Committee believed that a base salary of $900,000 was appropriate for a CEO with Ms. Lyne's skills and background, given the demands of running a company that operates four distinct businesses.

Our current CFO was promoted to the position of CFO in July 2006. At that time, Ms. Lyne suggested, and the Compensation Committee approved, an increase in Mr. Hochhauser's base salary to $350,000, an amount between what he had made as head of Investor Relations ($244,000) and the base salary paid to our former CFO ($455,840). Recently, in light of Mr. Hochhauser's performance and tenure and to make his compensation competitive with the market, we increased his base salary to $400,000.

In June 2007, we negotiated an employment agreement with Ms. Millard. She stepped down from our Board of Directors to join the Company as President of Media. In connection with this transition, we negotiated an employment agreement pursuant to which we pay her a base salary of $550,000.

Ms. Marino was paid a base salary of $495,000 in 2007. In early 2008, we increased her base salary to $550,000 in recognition of her efforts in connection with running our merchandising business and to bring her base salary in line with that of Ms. Millard.

Ms. Towey has been with the Company since 1990. She has no formal employment agreement, though she currently makes a base salary of $458,507. In recognition of her key role as Chief Creative Officer, Ms. Towey's compensation has consistently been among the highest of our senior executive officers.

Annual Cash Bonuses

Our compensation philosophy includes granting annual cash bonuses tied to the overall financial performance of the Company, although the individual performance of an executive and his or her division may also be taken into account. If an executive has exceeded his or her written goals and materially advanced the Company's business, the Compensation Committee retains the discretion to award an above-target bonus. These cash bonuses reflect a material part of our NEOs' total compensation. Bonus targets for NEOs reflect the breadth of their expertise and responsibility, and are weighted to reflect the compensation similarly situated executives receive in the marketplace.

Cash bonus targets are set as a percentage of annual base salary. Because we believe that senior executives can have the greatest direct impact on the Company's overall results, we typically set their bonus targets at a higher percentage of base salaries. Thus, for 2007, similar to past practice and in compliance with their respective employment agreements, Ms. Stewart's and Ms. Lyne's bonus targets were set at 100% of their base salaries. By contract, the Company guarantees that Ms. Stewart's cash bonus will be at least 55% of her base salary. There are no guarantees for other executives, though in a few instances we have made first-year guarantees to recruit key talent. NEOs other than the CEO and Founder had targets of 70%-80% for 2007. Senior executives, except those paid on a commission basis, typically have targets ranging from 10%-70%, depending on responsibilities, title and seniority.

Company Performance. We award cash bonuses pursuant to the Martha Stewart Living Omnimedia, Inc. Annual Incentive Plan. Under the plan, the Compensation Committee sets funding for the overall bonus pool tied to adjusted EBITDA targets in the budget as approved by the Board of Directors. The target is set at a level that is challenging but still achievable if executives and our business perform well. The pool is adjusted quarterly, based on whether actual adjusted EBITDA results are higher or lower than budgeted. For every dollar actual results exceed budget, $0.25 is allocated to the overall bonus pool; for every dollar shortfall against budget, $0.90 comes out of the overall budget pool. Thus, on a proportional basis, the bonus pool is reduced from shortfalls at a much higher rate than it is increased for performance above target. In 2007, we funded the bonus pool at approximately 95%. Once the amount of the overall bonus pool is determined, the pool is allocated across the various business units. Our NEO's annual incentive bonuses are paid from this pool like all other eligible employees.

Bonus Conversion Policy. In an effort to provide management with another opportunity to align its interests with those of our stockholders, in February 2007, the Compensation Committee approved a bonus conversion policy (the "Bonus Conversion Policy"), pursuant to which senior executive officers may elect to receive a portion of his or her bonus in Restricted Stock Units ("RSUs") in lieu of cash. Under the Bonus Conversion Policy, for every $1 of cash that a qualified executive elects to forego, the executive receives that number of RSUs representing the right to receive shares of Class A Common Stock worth $1.15 on the date of conversion. Under the Bonus Conversion Policy, the executive must continue to be employed by the Company in order to receive the underlying shares representing the 15% of "surplus" value, which "surplus" shares vest in near equal annual installments over a three-year period. In February 2007, each of Ms. Lyne, Ms. Marino and Mr. Hochhauser elected to participate in the Bonus Conversion Policy with respect to a portion of their 2006 bonuses. None of the NEOs participated in the Bonus Conversion Policy in 2008 with respect to their 2007 bonuses; however the Compensation Committee, at Ms. Lyne's request, awarded her shares of Class A Common Stock having a fair market value equal to $873,000, the amount of her annual bonus for 2007, in lieu of paying her cash, as discussed below.

Individual Performance. Ms. Lyne manages our NEOs, other than herself and Ms. Stewart. Ms. Lyne reviews each NEO's performance against operating and strategic goals set for that executive during the previous year; she then further assesses each NEO's individual performance by measuring the results of the NEO's division, and the NEO's contribution to the Company's consolidated results. Based

on this assessment, and taking into account the actual bonus pool funding, Ms. Lyne then recommends to the Compensation Committee what percentage of target bonus each of the NEOs should receive. The Compensation Committee either accepts Ms. Lyne's recommendation or suggests other factors or outcomes. After these deliberations, the Compensation Committee approves a bonus for each such executive.

Ms. Lyne's target bonus was 100% of her base salary, or $900,000, although her employment agreement permits the Company to pay her up to 150%. The Compensation Committee, without Ms. Lyne's participation, evaluates Ms. Lyne's performance (and determines her bonus) by reviewing the Company's overall adjusted EBITDA, the performance of Ms. Lyne's management team and the Company's success in achieving certain performance goals. In 2007, Ms. Lyne was charged with returning the Company to sustainable profitability; beating the Company's consolidated budget as approved by the Board of Directors; capturing a greater share of the advertising market; diversifying and growing the merchandising business; and launching a new internet platform to accelerate digital growth. This year, the Compensation Committee and Ms. Lyne discussed her request to take her bonus in the form of equity. Based on achieving these goals and certain other lesser goals, the Compensation Committee awarded Ms. Lyne a bonus in the amount of $873,000 (approximately 97% of her target), all of which was paid dollar for dollar in the form of 124,005 shares of fully vested Class A Common Stock.

Mr. Hochhauser's target bonus for 2007 was 70% of his base salary, or $245,000. Mr. Hochhauser received a bonus of $260,000, or 106% of his target, based on accomplishment of his performance goals. Mr. Hochhauser was charged with developing a long-term strategic plan for the business; facilitating cross-business initiatives; creating a team to model and assess new business ventures; reducing outside service fees; and developing a succession plan for his department. Ms. Lyne determined that Mr. Hochhauser exceeded each of his performance goals; the Compensation Committee agreed with this assessment and approved the bonus. For 2008, the Compensation Committee also approved an increase in his target bonus level to 80%.

Ms. Stewart's target bonus for 2007 was 100% of her base salary, or $900,000, although her employment agreement permits the Company to pay her up to 150%. While Ms. Stewart does not report to the CEO, Ms. Lyne informed the Compensation Committee that, in her view, Ms. Stewart had worked assiduously throughout the year, not only producing and starring in the Company's daily television program, but also contributing creatively to all aspects of the business, and traveling around the country to promote the Company's products and brands. Ms. Stewart is guaranteed $495,000 of bonus pursuant to her employment agreement. Based on Ms. Stewart's hard work and productivity, the members of the Compensation Committee recommended to the Board, and the Board approved, a total bonus of $873,000 to Ms. Stewart (approximately 97% of her target).

Ms. Millard received a bonus for 2007 of $440,000, an amount that was contractually agreed upon when the Company recruited Ms. Millard from Yahoo!, where she was Chief Sales Officer, to run the Company's media businesses. Ms. Millard also received a cash incentive payment of $450,000 to join the Company, portions of which amount may be forfeited if she leaves the Company before the third anniversary of her employment. The Company agreed to make her target bonus 80% of her base salary in future years.

Ms. Marino's target bonus for 2007 was 80% of her base salary, or $396,000. Ms. Marino received a bonus of $440,000 or approximately 111% of her target. In addition to growing merchandising's adjusted EBITDA, Ms. Marino was charged with launching our *Martha Stewart Collection* with Macy's; launching our *Martha Stewart Crafts* line; executing a licensing partnership for food; creating the infrastructure to roll out products in connection with several other licensing agreements, managing pre-existing relationships; and identifying primary brands for future development. Ms. Lyne determined that Ms. Marino had met each of her performance goals, and in fact exceeded

several of them. Accordingly, Ms. Lyne recommended and the Compensation Committee approved a bonus that was identical to that paid to Ms. Millard.

Ms. Towey's target bonus for 2007 was 70% of her base salary, or $320,955. She received a bonus of $325,000 or approximately 101% of her target. Ms. Towey was charged with overseeing the design portion of the *Martha Stewart Collection* at Macy's; and creating packaging and branding solutions for new product introductions. Ms. Lyne determined that Ms. Towey, like Ms. Marino, had met each of her performance goals. Given the launches of so many product lines, Ms. Lyne recommended, and the Compensation Committee approved, a percentage of her target bonus in excess of the funding percentage of the overall bonus pool.

We believe our bonus process appropriately considers Company-wide performance and individual contributions. This process of allocating funds to the overall bonus pool based on Company-wide performance, while allowing managers to make actual awards based on individual performance, satisfies one of our key objectives of flexibility, while also making our bonus program easy to administer and communicate to our employees. We believe that tying the funding of the overall bonus pool to Company-wide performance minimizes competition between divisions and reflects the fact that each of our businesses makes direct or indirect positive contributions, either through increased adjusted EBITDA contributions or through promotion of our other businesses.

Long-Term Incentive Compensation

To succeed in our business goals, we need to retain key executives and creative talent. One tool to achieve this is to grant annual equity awards. Because these awards vest over time, they provide incentive to stay with the Company over the long term. These equity awards also provide flexibility to the Compensation Committee to reward superior (or reflect subpar) performance by senior executive officers. In February 2007, the Compensation Committee made restricted stock grants to certain NEOs and other key employees reflecting their 2006 performance, as evaluated by the CEO and the Compensation Committee. In early 2008, the Compensation Committee added a new component to the mix of equity grants, emphasizing options over restricted stock to further align the interests of our executives with the interests of our stockholders. The Company granted a limited number of shares of restricted stock for 2007 performance and made more significant option grants to NEOs and several other employees deemed critical to the business. We made the 2007 and 2008 awards of restricted stock and/or options to these NEOs and other recipients under the Employee Stock Plan. Equity awards to new executives are typically granted upon commencement of employment with the Company and annually to all existing executives, with such grants vesting over time (usually, ratably over three years). If the New Stock Plan is approved by our stockholders at the Annual Meeting, we expect such future grants will be made under that plan.

Form of Equity Grants and Grant Practices. While in the past we had been issuing equity under our employee incentive plan largely in the form of restricted stock rather than options, we introduced options into the mix again this year. Grants of restricted stock are generally made to all executives with the rank of Assistant Vice President and above, which includes all of the NEOs. We refer to this group of executives as Executive Level Incentive Program employees, or "ELIPS" employees. We made the decision to make the awards to ELIPS employees in the form of restricted stock grants because the volatility in our stock price several years ago made options generally less attractive to our employees because of the risk that they would not have any value at the time of vesting. Changes to the accounting treatment for stock options as a result of FAS 123R also made options less attractive to the Company because we had to recognize a charge for the value of an option when granted that might be disproportionate to the value received by the recipient upon exercise. We believe restricted shares motivate employees to work for the long-term interests of the Company.

We believe, however, that options further align the interests of recipients with those of stockholders. If the stock price drops, the award may lose its entire value. Therefore, in order to drive the business, we decided to award options this year to a small group of executives. These options will vest pursuant to a staggered schedule over a three-plus year period, with tranches vesting on each of June 15, 2009, July 15, 2010 and August 15, 2011. We believe that these staggered vesting dates will cause potential benefits to inure to NEOs and other employees over the course of each of the vesting years, thereby minimizing the once-per-year benefit of cash, restricted stock and option awards vesting on the same date. All stock options granted by the Company have been nonqualified stock options and were priced at the closing price of our Class A Common Stock on the day prior to the grant as specified in our Employee Stock Plan.

The date of grant for equity awards to senior executive officers has been the date of Compensation Committee approval. Restricted stock grants to NEOs (other than Ms. Lyne) were made in February 2007. Similarly, the Compensation Committee made restricted stock grants to our NEOs (other than Ms. Lyne) in February 2008, while the options and other employee equity awards, including Ms. Lyne's, were made at a meeting of the Compensation Committee in March 2008. While we did not have a program, plan or practice of timing the grant of equity awards in coordination with the release of material non-public information in 2007, we have adopted a policy going forward whereby all option and stock grants determined in a month will be effective on the first business day of the following month and have an exercise price or value, as the case may be, equal to the closing price of our Class A Common Stock on that day.

<u>*Discretion and Weighting of Grants.*</u> When determining the number of restricted shares to grant to our NEOs, we consider the executive's level of responsibility, competitive practices, and other relevant factors. We tend to make these awards in bands that correlate closely to an executive's title (*e.g.*, Senior Vice Presidents receive larger grants than Vice Presidents), but, as noted above, an individual executive's performance in the prior fiscal year might result in his or her receiving a greater or lesser grant. In addition to providing another form of performance-based consideration for the services rendered by our NEOs, we make equity grants for two basic reasons: (i) to retain the executives by increasing the overall future value of their total compensation by having the grants vest over a period of years and (ii) to give financial incentives to our NEOs to bring about long-term, Company-wide improvements in adjusted EBITDA, thereby further aligning the executive's interests with those of our other stockholders.

In February 2007, the Compensation Committee approved equity grants to our senior executive officers, including our NEOs. The Compensation Committee approved grants of restricted stock to our NEOs in the following amounts:

- Mr. Hochhauser 12,500 shares
- Ms. Marino 15,000 shares
- Ms. Towey 12,500 shares
- Ms. Stanich 15,000 shares
- Mr. Cuti 12,500 shares

These restricted stock grants were made pursuant to our Employee Stock Plan. The grants made in February 2007 vested 33% on January 1, 2008, and will vest 33% on January 1, 2009 and 34% on January 1, 2010.

When determining the size of a grant, the Compensation Committee generally does not consider the equity ownership levels of the recipients or prior awards. We believe that our long-term compensation program should not penalize employees who have been here for a long time or who have accumulated more equity by paying them less in the current period.

In July 2007, we granted Ms. Millard 94,221 restricted shares (valued at approximately $1.5 million on the date of grant) in connection with the execution of her employment agreement with the Company.

In February 2008, as discussed above, the Compensation Committee granted restricted stock to our senior executives, including our NEOs, in the following amounts:

- Mr. Hochhauser 15,000 shares
- Ms. Marino 15,000 shares
- Ms. Millard 15,000 shares
- Ms. Towey 15,000 shares

These restricted stock grants were made pursuant to our Employee Stock Plan with a price of $6.21 per share. Thirty-three percent of these shares will vest on each of the first and second anniversary of the grant date, with 34% vesting on the third anniversary of the grant date.

In March 2008, as discussed above, the Compensation Committee granted options to our senior executive officers, including options to our NEOs, representing the right to acquire the following number of shares of our Class A Common Stock:

- Ms. Stewart 750,000 shares
- Ms. Lyne 400,000 shares
- Mr. Hochhauser 225,000 shares
- Ms. Marino 300,000 shares
- Ms. Millard 300,000 shares
- Ms. Towey 100,000 shares

These option grants were made pursuant to our Employee Stock Plan, with an exercise price of $7.04 per share. These options will vest with respect to 33% of the shares on each of June 15, 2009 and July 15, 2010. The options will vest with respect to the final 34% of the shares on August 15, 2011. These options are excluded from the Martha Stewart Living Omnimedia, Inc 2008 Executive Severance Pay Plan (the "2008 Executive Severance Pay Plan") discussed under "Potential Payments Upon Termination or Change of Control" and vesting will not accelerate upon "Termination of Employment," as that term is defined in the 2008 Executive Severance Pay Plan.

Perquisites and Personal Benefits

We generally do not provide our NEOs with perquisites found at many other companies. Certain of our NEOs received additional remuneration consistent with our approach to hiring and retaining key personnel. In the case of Robin Marino, our President of Merchandising, who lives a good distance from New York City, the Compensation Committee agreed to increase total compensation by $50,000 in the form of rent reimbursement for an apartment near the Company's offices. This decision was made in keeping with the objective of applying a flexible approach to addressing specific needs of our NEOs.

We require Ms. Stewart to have home security systems and backup power systems and to use a car service under certain circumstances. We believe that all of these security costs are legitimate business expenses, but we also recognize that these costs can be viewed as personal benefits. Ms. Stewart's use of the car service on weekends is expensed as compensation. We also pay the full cost of an executive assistant to Ms. Stewart who spends a portion of her time on matters relating to Ms. Stewart's non-Company activities. The proportion of that employee's cost related to non-Company activities is treated

as a perquisite provided to Ms. Stewart. These costs are enumerated in the footnotes to the Summary Compensation Table.

We also provide Ms. Stewart with use of an aircraft leased by the Company. Martha Stewart uses our aircraft for personal travel on a limited basis. The aggregate incremental cost to the Company during fiscal 2007 of such use is reflected in the Summary Compensation Table. We calculate that incremental cost by using the per-hour expense approach. We calculate that hourly expense by adding to the contractual hourly rate the federal excise tax of 7.5% and an estimated fuel cost. The resulting per-hour rate is then multiplied by the number of hours Ms. Stewart used the plane for personal travel to arrive at the expense associated with that perquisite.

Senior management is eligible to participate in the Company's 401(k) plan on the same terms as other eligible management-level employees, including Company matching contributions.

Separation Arrangements

In line with our efforts to attract and retain executives with creative skill and managerial excellence, we have entered into employment agreements with Ms. Lyne, Ms. Stewart and Ms. Millard that provide for benefits in connection with certain terminations. As of December 31, 2007, all of our other NEOs were covered under the Martha Stewart Living Omnimedia, Inc. 2005 Executive Severance Plan, which plan was replaced by the 2008 Executive Severance Plan as of January 1, 2008. These arrangements are described below under "Potential Payments Upon Termination or Change in Control."

Ms. Stanich, our former President of Publishing, made a base salary of $475,000. She left the Company in July 2007 and executed a separation agreement in connection with the Company's 2005 Executive Severance Pay Plan. As a result, she received $986,538, representing a pro-rata bonus, payment of her base salary for one year and a one-time bonus payment equal to 100% of her annual bonus target. The severance arrangement also included vesting of all her outstanding equity awards, as a result of which she received 33,282 shares (18,706 shares net of taxes). She also received outplacement benefits up to a maximum of $30,000 and $6,804 in COBRA expenses.

Mr. Cuti, our former General Counsel made a base salary of $400,000. He left the Company in August 2007 and pursuant to a separation agreement received a severance payment of $370,000 cash and accelerated vesting of all his outstanding options and restricted stock awards as a result of which he received 25,900 shares (13,313 shares net of taxes). He also received $5,180 in COBRA expenses.

Employee Stock Ownership/Retention Guidelines

In March 2005, the Compensation Committee approved stock ownership guidelines for our CEO and the executive officers who report directly to the CEO, including each of the NEOs, to further align their interests with the interests of our stockholders. These executives are required to own shares of our Class A Common Stock with a value equal to a multiple of their base salaries. The guidelines are five times base salary for the CEO and two times base salary for the executive officers who report directly to the CEO. The number of shares required to be held is calculated by dividing the required dollar amount by $22.06 per share, the price per share that was fixed when the Compensation Committee established the stock ownership guidelines. We determined these multiples by reviewing the policies of other companies as presented to us in a survey provided to us by FWC and the time we adopted the

policy. At the end of 2007, the dollar value of shares required to be held by each of our NEOs is as follows:

- Susan Lyne $4,500,000 (or 203,989 shares @ $22.06/share)
- Howard Hochhauser $700,000 (or 31,731 shares @ $22.06/share)
- Robin Marino $990,000 (or 44,877 shares @ $22.06/share)
- Wenda Millard $1,100,000 (or 49,864 shares @ $22.06/share)
- Gael Towey $917,014 (or 41,569 shares @ $22.06/share)

Newly hired or promoted individuals, such as Mr. Hochhauser, Ms. Millard and Ms. Marino, are required to hold at least 75% of their shares that represent restricted stock that has vested (after accounting for shares surrendered to pay tax obligations) or stock options (after accounting for the exercise price) before they are permitted to sell shares of Company stock. These individuals are deemed to be in compliance with our guidelines while accruing the share thresholds required of them pursuant to this policy. As a result, all NEOs are in compliance and the Company has not granted a waiver from these guidelines. Ms. Stewart, who owns a majority of the Company's stock, is not subject to the guidelines.

Tax Issues

The Compensation Committee also oversees compliance with Code Section 162(m), which generally disallows a tax deduction to public companies for compensation over $1 million paid to the CEO or any of the other four most highly compensated executive officers, subject to certain exceptions. The Compensation Committee believes, however, that in certain circumstances factors other than tax deductibility take precedence when determining the forms and levels of executive compensation most appropriate and in the best interests of the Company and our stockholders. Accordingly, the Compensation Committee has from time to time approved elements of compensation for certain officers that are not fully deductible and reserves the right to do so in the future, when appropriate.

The table below summarizes the total compensation paid or earned by each NEO as well as our Founder, for the fiscal year ended December 31, 2007.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($)	Total ($)
Susan Lyne (4)	2007	$900,000		$1,796,668	$1,228,953	—	$ 9,072 (5)	$3,934,693
CEO	2006	900,000		1,050,377	1,496,483	950,000	8,922 (5)	4,405,782
Howard Hochhauser	2007	350,000		235,590	—	260,000	7,236 (7)	852,826
CFO (6)	2006	311,500		109,446	4,461	245,000	7,083 (7)	677,490
Martha Stewart	2007	900,000	495,000(8)	—	—	378,000	288,854 (9)	2,061,854
Founder	2006	900,000	495,000(8)	—	32,391	505,000	163,785 (9)	2,096,176
Wenda Harris Millard (10)								
President of Media	2007	253,083	890,000	256,486	59,893	—	30,215 (11)	1,489,677
Robin Marino (12)	2007	495,000	—	669,791		440,000	57,992 (13)	1,662,783
President of Merchandising	2006	495,000	—	483,286	—	425,000	57,742 (13)	1,461,028
Gael Towey (14)								
Chief Creative Officer	2007	458,507		289,537		325,000	9,072 (15)	1,082,116
Lauren Stanich (16)	2007	255,769		606,576		—	993,809 (17)	1,856,154
Former President of Publishing	2006	475,000	—	226,176	15,931	400,000	7,409 (17)	1,124,516
John Cuti (18)								
Former General Counsel	2007	261,538	—	596,833	—	—	375,533 (19)	1,233,904

(1) Ms. Millard, Ms. Towey and Mr. Cuti were not NEOs in 2006

(2) Amounts indicated represent the dollar amount recognized for financial statement reporting purposes for each individual during 2006 and 2007, as applicable, pursuant to FAS 123R disregarding any estimates based on forfeitures relating to service-based vesting conditions. These numbers are not necessarily indicative of the intended cash equivalent value of each grant, which amount is represented in the "Grants of Plan Based Awards" table. For the assumptions used to determine the compensation expense, see Note 9 to our audited financial statements included within our Annual Report on Form 10-K for the year ended December 31, 2007.

(3) Amounts represent the actual annual incentive compensation awards earned with respect to each year by each officer pursuant to our annual incentive plan. For additional information on these awards, see the "Grants of Plan Based Awards" table below and "Compensation Discussion and Analysis."

(4) Ms. Lyne's stock awards for 2007 include (i) $775,833 FAS 123R expense associated with 200,000 shares of Class A Common Stock awarded to her in November 2004 in connection with her becoming CEO, (ii) $143,252 FAS 123R expense associated with shares of Class A Common Stock she elected to receive in lieu of part of her cash bonus in 2005, (iii) $873,000 FAS 123R expense associated with 124,005 shares of Class A Common Stock awarded to her in March 2008 in lieu of $873,000 cash for her 2007 bonus and (iv) $4,583 FAS 123R expense associated with Ms. Lyne's election to convert $100,000 of her $950,000 2006 cash bonus into restricted stock units valued at $115,000 pursuant to the Company's Bonus Conversion Policy. Ms. Lyne's option awards for 2007 include (i) $1,210,836 FAS 123R expense associated with her option to purchase 400,000 shares of Class A Common Stock and (ii) $18,117 FAS 123R expense associated with the option to purchase 25,000 shares of Class A Common Stock awarded to her upon joining our Board prior to becoming an employee of the Company.

(5) For 2007, consists of matching contribution made to Ms. Lyne's 401(k) account in the amount of $6,750 and life insurance premiums of $2,322 paid by the Company. For 2006, consists of matching contribution made to Ms. Lyne's 401(k) account in the amount of $6,600 and life insurance premiums of $2,322 paid by the Company.

(6) Mr. Hochhauser's stock awards for 2007 include (i) $73,386 FAS 123R expense associated with 12,500 shares of Class A Common Stock awarded to him in February 2007, (ii) $100,933 FAS 123R expense associated with 20,000 shares of Class A Common Stock awarded to him in July 2006 in connection with his becoming CFO, (iii) $58,979 FAS 123R expense associated with 6,250 shares of Class A Common Stock awarded to him in January 2005 and (iv) $2,292 FAS 123R expense associated with Mr. Hochhauser's election to convert $50,000 of his $245,000 2006 cash bonus into restricted stock units valued at $57,500 pursuant to the Company's Bonus Conversion Policy.

(7) For 2007, consists of matching contributions made to Mr. Hochhauser's 401(k) account in the amount of $6,750 and life insurance premiums of $486 paid by the Company. For 2006, consists of matching contributions made to Mr. Hochhauser's 401(k) account in the amount of $6,600 and life insurance premiums of $483 paid by the Company.

(8) Under her employment agreement, Ms. Stewart receives a guaranteed cash bonus equal to 55% of her annual base salary, or $495,000. The remainder of her bonus, or $378,000 for 2007 and $505,000 for 2006, was determined by the Compensation Committee as a result of Company and individual performance and is listed in the Non-Equity Incentive Plan Compensation column.

(9) For 2007, represents value of certain payments made by the Company for Ms. Stewart's benefit, including an annual non-accountable expense allowance of $100,000, $78,954 for personal use of the Company's plane, calculated by aggregating all incremental costs of each personal flight, $62,748 for personal use of certain Company personnel, $21,188 for weekend use of car service, $10,486 related to the maintenance of the non-business portion of a telecommunication systems, $6,858 for life insurance premiums, $5,000 for personal fitness provided in her capacity as on-air talent, and $3,620 related to improvements made to a home security/safety system. For 2006, represents value of certain payments made by the Company for Ms. Stewart's benefit, including $6,731 for life insurance premiums, $39,181 for Ms. Stewart's personal use of the Company's plane as calculated on a per-hour expense approach of $3,320 per hour, and an annual non-accountable expense allowance of $100,000 per year. In 2006, the expense associated with Ms. Stewart's weekend use of the car service provided by the Company was $17,873.

(10) In July 2007, Ms. Millard joined our Company as President of Media. In addition to her salary, she received a guaranteed bonus of $440,000 and a signing bonus of $450,000, provided that Ms. Millard will be obligated to repay the Company $300,000 of such signing bonus if she leaves the Company within one year of the commencement of her employment and $150,000 if she leaves the Company within three years of the commencement of her employment. Prior to becoming an employee of our Company, she served on our Board where she received $29,642 for services as a director in 2007. Ms. Millard's stock awards for 2007 includes (i) $250,000 FAS 123R expense associated with a grant of 94,221 shares of Class A Common Stock awarded to her in July 2007 in connection with her becoming President of Media, (ii) $2,874 FAS 123R expense associated with a grant of 169 shares in April 2007 in connection with her services as a director prior to becoming an employee of our Company and (iii) $3,612 FAS 123R expense associated with a grant of 210 shares in July 2007 in connection with her services as a director.

Ms. Millard's option awards for 2007 include (i) $18,399, FAS 123R expense associated with an option to purchase 7,500 shares of Class A Common Stock granted to her in May 2006 for her services as a continuing director, (ii) $23,326, FAS 123R expense associated with an option to purchase 7,500 shares of Class A Common Stock granted to her in May 2007 for her services as a continuing director and (iii) $18,117, FAS 123R expense associated with the option to purchase 25,000 shares of Class A Common Stock awarded to her upon joining our Board.

(11) Consists of director's compensation of $29,642 and life insurance premiums of $573 paid by the Company.

(12) Ms. Marino's stock awards for 2007 include (i) $88,063 FAS 123R expense associated with 15,000 shares of Class A Common Stock awarded to her in February 2007, (ii) $96,150 FAS 123R expense associated with 20,000 shares of Class A Common Stock awarded to her in April 2007, (iii) $483,286 FAS 123R expense associated with 57,500 shares of Class A Common Stock deemed awarded to her in June 2005 in connection with her offer letter and (iv) $2,292 FAS 123R expense associated with Ms. Marino's election to convert $50,000 of her $425,000 2006 cash bonus into restricted stock units valued at up to $57,500 pursuant to the Company's Bonus Conversion Policy.

(13) For 2007, consists of matching contributions made to Ms. Marino's 401(k) account of $6,750 and life insurance premiums of $1,242 paid by the Company. Also includes reimbursement payments by the Company to Ms. Marino in the amount of $50,000 for the rental of her apartment in New York City. For more information, see "Compensation Discussion and Analysis." For 2006, consists of matching contributions made to Ms. Marino's 401(k) account of $6,600 and life insurance premiums of $1,242 paid by the Company. Also includes reimbursement payments by the Company to Ms. Marino in the amount of $49,900 for the rental of her apartment discussed above.

(14) Ms. Towey's stock awards for 2007 include (i) $73,386 FAS 123R expense associated with a grant of 12,500 shares of Class A Common Stock awarded to her in February 2007, (ii) $68,703 FAS 123R expense associated with a grant of 12,500 shares of Class A Common Stock awarded to her in February 2006 and (iii) $147,448 FAS 123R expense associated with a grant of 15,625 shares of Class A Common Stock awarded to her in January 2005.

(15) Consists of $2,322 in life insurance premiums paid by the Company, and matching contributions made to Ms. Towey's 401(k) account of $6,750.

(16) Ms. Stanich was President of Publishing until July 13, 2007. Her stock awards for 2007 include (i) $280,200 FAS 123R expense related to a stock award made to Ms. Stanich in February 2007 in the amount of 15,000 shares, (ii) $178,928 FAS 123R expense related to a stock award made to her in February 2006 in the amount of 15,625 shares and (iii) $147,448 FAS 123R expense related to a stock award made to her in January 2005 in the amount of 15,625 shares.

(17) For 2007, consists of (i) life insurance premiums of $467 paid by the Company, (ii) $6,804 in COBRA expenses paid pursuant to our separation agreement with Ms. Stanich and (iii) a one-time payment to Ms. Stanich of $986,538 upon termination of employment with the Company. For 2006, consists of matching contributions made to Ms. Stanich's 401(k) account of $6,600 and life insurance premiums of $809 paid by the Company.

(18) Mr. Cuti was General Counsel until August 24, 2007. Mr. Cuti's stock awards for 2007 include (i) $233,500 FAS 123R expense associated with a grant of 12,500 shares of Class A Common Stock awarded to him in February 2007 and (ii) $363,333 FAS 123R expense associated with a grant of 20,000 shares of the Class A Common Stock in September 2005.

(19) Consists of (i) $353 in life insurance premiums paid by the Company, (ii) $5,180 in COBRA expenses paid pursuant to our separation agreement with Mr. Cuti and (iii) a one-time payment to Mr. Cuti of $370,000 upon termination of employment with the Company.

GRANTS OF PLAN-BASED AWARDS IN 2007

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (2)	Grant Date Fair Value of Stock and Option Awards ($) (3)
Susan Lyne (4)		$900,000	$1,350,000	6,053 (5)	$ 115,007 (5)
Howard Hochhauser		245,000	—	12,500	235,500
				3,026 (6)	57,500 (6)
Martha Stewart (7)		405,000	855,000	—	—
Wenda Harris Millard (8)	—	—	—	94,221	1,499,998
Robin Marino				15,000	282,600
				3,026 (9)	57,500 (9)
		396,000	—	20,000	376,400
Gael Towey		320,955	—	12,500	235,500
Lauren Stanich		332,500	—	15,000	282,600
John Cuti		280,000	—	12,500	235,500

(1) Amounts represent target amounts payable to each officer pursuant to our 2007 annual incentive plan, which plan does not have specific thresholds or maximums. For the actual amounts paid to each officer pursuant to this plan, see the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above. For a discussion of the performance targets associated with these awards see "Compensation Discussion and Analysis — Annual Cash Bonuses – Individual Performance." Mr. Cuti and Ms. Stanich did not receive payments under the 2007 annual incentive plan, but received payment under their respective separation agreements.

(2) Amounts represent the grants of restricted stock pursuant to our Employee Stock Plan in 2007. Thirty-three percent of each award vests on the 1st anniversary of the grant date, 33% of each award vests on the 2nd anniversary of the grant date and the remaining 34% of each award vests on the 3rd anniversary of the grant date. Each NEO is entitled to receive dividends with respect to the restricted stock if dividends are paid with respect to Class A Common Stock.

(3) Amounts represent the full grant date fair value assuming the closing price of Class A Common Stock on the last business day before the grant of the stock award as specified in our Employee Stock Plan. The applicable prices and dates are as follows: $18.84 for grants to Mr. Hochhauser, Ms. Stanich, Ms. Marino, Mr. Cuti and Ms. Towey on February 2, 2007; $19.00 for grants to Ms. Lyne, Mr. Hochhauser and Ms. Marino on February 27, 2007; $18.82 for the grant to Ms. Marino on April 27, 2007; and $15.92 for the grant to Ms. Millard on July 17, 2007.

(4) Ms. Lyne is eligible under her employment agreement to receive a bonus of up to 150% of her base salary, or $1,350,000.

(5) In 2007, Ms. Lyne elected to convert $100,000 of her 2006 annual cash bonus into restricted stock units representing approximately $115,000 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the adoption of the Company's Bonus Conversion Policy, 6,053 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments.

(6) In 2007, Mr. Hochhauser elected to convert $50,000 of his 2006 annual cash bonus into restricted stock units representing $57,500 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the date of adoption of the Company's Bonus Conversion Policy, 3,026 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments.

(7) Ms. Stewart receives a guaranteed bonus of $495,000 per year. In addition, she is eligible under her employment agreement to receive up to $855,000 in additional awards, bringing her total potential bonus up to $1,350,000.

(8) In 2007, Ms. Millard received an option to acquire 7,500 shares of Class A Common Stock in connection with her services as a continuing director under the Non-Employee Director Plan. This option was forfeited when she stepped down from our Board of Directors to become our President of Media.

(9) In 2007, Ms. Marino elected to convert $50,000 of her 2006 annual cash bonus into restricted stock units representing $57,500 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the date of adoption of the Company's Bonus Conversion Policy, 3,026 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments.

EMPLOYMENT AGREEMENTS

Ms. Lyne

On November 11, 2004, we entered into an employment agreement with Susan Lyne, pursuant to which Ms. Lyne serves as our President and CEO. The agreement automatically renewed for one year following the expiration date of its initial term of December 31, 2007. Ms. Lyne receives a base salary of $900,000 per year, subject to annual review by the Board and increases in the Board's discretion. Ms. Lyne is entitled to an annual bonus in an amount determined by our Compensation Committee based on the achievement of performance goals established by our Compensation Committee for each fiscal year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary.

Ms. Lyne is entitled to participate in our employee benefit plans, policies, programs, perquisites and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Martha Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement. We will reimburse Ms. Lyne for all reasonable business expenses, including first class transportation or travel on a private plane to the extent that the private plane is available.

Ms. Lyne's employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Lyne cannot compete with us or solicit our employees during her term of employment. In addition, if Ms. Lyne's employment terminates, other than due to expiration of the agreement, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Lyne's employment agreement.

Ms. Stewart

We entered into a five-year employment agreement with Martha Stewart on September 17, 2004. During the term of the agreement, Ms. Stewart serves as our Founder, a non-officer position. Ms. Stewart receives a base salary of $900,000 per year, subject to annual review by the Board of Directors and increases at the Board's discretion. Ms. Stewart is entitled to an annual bonus in an amount determined by the Compensation Committee based on the achievement of company and individual performance goals established by the Compensation Committee for each fiscal year, with a target annual bonus equal to 100% of base salary and a maximum annual bonus equal to 150% of base salary, but in no event less than 55% of base salary. Ms. Stewart was not entitled to earn base salary or annual bonus in respect of her period of imprisonment arising out of her personal sale of non-Company stock but was entitled to earn base salary and annual bonus in respect of her work during her period of home confinement.

Ms. Stewart is entitled to participate in all of our welfare benefit plans and programs for the benefit of our senior executives, on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement, and is eligible to participate in all pension, retirement, savings and other employee benefit plans and programs maintained from time to time by us for the benefit of our senior executives, other than any equity-based incentive plans, severance plans, retention plans and any annual cash incentive plan, on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement. Ms. Stewart is entitled to reimbursement for all business, travel and entertainment expenses on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement and subject to our current expense reimbursement policies. We are also required to provide Ms. Stewart with automobiles and drivers on a basis no less favorable than in effect immediately prior to the effective date of her employment agreement, and

certain other benefits. In addition, Ms. Stewart receives an annual non-accountable expense allowance of $100,000 per year.

Ms. Stewart's employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Stewart cannot compete with us or solicit our employees during her term of employment. In addition, if Ms. Stewart's employment is terminated by the Company for cause or by Ms. Stewart without good reason, each as defined in her agreement, the non-competition and non-solicitation restrictions continue for 12 months after the termination of employment.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance payments payable under Ms. Stewart's employment agreement.

Ms. Millard

On June 25, 2007, we entered into an employment agreement with Wenda Harris Millard, pursuant to which Ms. Millard became our President of Media on July 16, 2007. The agreement has a term through December 31, 2011. Ms. Millard receives a base salary of $550,000 per year, subject to annual review by the Board and increase in the Board's discretion. Ms. Millard is entitled to an annual bonus in an amount determined by our Compensation Committee based on the achievement of performance goals established by our Compensation Committee for each calendar year, with a target annual bonus equal to 80% of her base salary. For 2007, she received a guaranteed bonus of $440,000 and a signing bonus of $450,000, provided that Ms. Millard will be obligated to repay the Company $300,000 of such signing bonus if she leaves the Company within one year of the commencement of her employment and $150,000 if she leaves the Company within three years of the commencement of her employment. The Company also is required to reimburse Ms. Millard up to $25,000 for fees related to the negotiation and execution of her employment agreement. She received an equity award valued at $1,499,998 as of July 16, 2007, which award vests ratably over three years subject to the terms of our Employee Stock Plan.

Ms. Millard is entitled to participate in our employee benefit plans, policies, programs, and arrangements that we provide generally to our similarly situated employees (excluding for this purpose Ms. Lyne and Ms. Stewart) to the extent she meets the eligibility requirements for any such plan, policy, program, perquisite or arrangement.

Ms. Millard's employment agreement contains customary confidentiality, non-competition, non-solicitation and indemnification provisions. Under the agreement, Ms. Millard cannot compete with us or solicit our employees during her term of employment, and the non-competition and non-solicitation restrictions continue for 18 months after the termination of employment.

Prior to joining us as President of Media, Ms. Millard was a director of the Company. From 2004 until she resigned from our Board in July 2007 to accept on her new role with us, Ms. Millard received payments from us in cash and equity as a director. Her 2007 payments include payments as a director pursuant to the director payment plans described above through the date of her resignation from our Board.

See "Potential Payments Upon Termination or Change in Control" for a discussion of severance and change of control payments payable under Ms. Millard's employment agreement.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Susan Lyne	400,000 (2)	—	18.57	11/11/2014	15,838 (3)	$146,818 (3)
	25,000 (2)	—	8.97	6/21/2014	6,053 (3)	56,111 (3)
Howard Hochhauser	2,000	—	6.78	8/9/2012	3,125 (4)	28,969 (4)
					13,400 (4)	124,218 (4)
					12,500 (4)	115,875 (4)
					3,026 (4)	28,051 (4)
Martha Stewart	150,000 (5)	—	15.90	2/15/2012		
	150,000 (5)	—	25.56	2/25/2010		
Wenda Harris Millard	7,500 (6)	—	17.31	5/17/2016	94,221 (7)	873,429 (7)
	7,500 (6)	—	24.57	5/11/2015		
	25,000 (6)	—	8.97	6/21/2014		
Robin Marino	—	—			15,300 (8)	141,831 (8)
					8,375 (8)	77,636 (8)
					3,026 (8)	28,051 (8)
					20,000 (8)	185,400 (8)
Gael Towey	21,000	—	6.78	8/9/2012	7,813 (9)	72,427 (9)
					8,375 (9)	77,636 (9)
					12,500 (9)	115,875 (9)
Lauren Stanich	—	—			—	—
John Cuti	—	—			—	—

(1) Market value is calculated by multiplying the number of shares that have not vested by $9.27, the closing market price of the Class A Common Stock on December 31, 2007, the last trading day of 2007.

(2) As part of her employment agreement, on November 11, 2004 Ms. Lyne received an option to acquire 400,000 shares of the Class A Common Stock Pursuant to that agreement, the option fully vested on November 11, 2007. In addition, on June 21, 2004, prior to her employment by us, Ms. Lyne received an option to acquire 25,000 shares upon being elected to the Company's Board of Directors. This second option grant fully vested on June 21, 2007.

(3) In 2005, the Compensation Committee awarded Ms. Lyne a cash bonus of $625,000. Ms. Lyne, however, voluntarily chose to forego that cash bonus, requesting that the Compensation Committee take $200,000 in cash that otherwise would have been payable to her and allocate those funds to the general bonus pool. With respect to the remaining $425,000 that otherwise would have been payable, Ms. Lyne received of 23,639 shares of restricted Class A Common Stock, 33% of which shares vested on each of January 1, 2007 and January 1, 2008, and the balance of which will vest on January 1, 2009. In addition, in 2007, Ms. Lyne elected to convert $100,000 of her 2006 annual cash bonus into restricted stock units representing $115,000 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00,

the closing price on the business day immediately preceding the adoption of the Company's Bonus Conversion Policy, 6,053 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments.

(4) In 2005, Mr. Hochhauser received a grant of 6,250 shares of restricted Class A Common Stock of which 3,125 shares were unvested at December 31, 2007. In July 2006, Mr. Hochhauser was granted 20,000 shares of restricted Class A Common Stock in connection with becoming Chief Financial Officer. Of this grant, 6,600 shares have vested and the remaining 13,400 shares will vest ratably on July 24, 2008 and July 24, 2009. In February 2007, Mr. Hochhauser received a grant of 12,500 shares of restricted Class A Common Stock. Thirty-three percent of this grant vested on January 1, 2008 and the remaining shares will vest ratably on each of January 1, 2009 and January 1, 2010. In addition, in 2007, Mr. Hochhauser elected to convert $50,000 of his 2006 annual cash bonus into restricted stock units representing $57,500 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the date of adoption of the Company's Bonus Conversion Policy, 3,026 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments.

(5) Ms. Stewart received an option to purchase 150,000 shares of Class A Common Stock on February 25, 2000, which vested February 25, 2004. She received an additional option to purchase 150,000 shares of Class A Common Stock on February 15, 2002, which vested February 15, 2006.

(6) On June 21, 2004, prior to her employment by us, Ms. Millard received an option to acquire 25,000 shares of the Class A Common Stock upon being elected to the Board. This grant fully vested on June 21, 2007. In each of May 2005 and May 2006, Ms. Millard received an option to acquire 7,500 shares in connection with her services as a continuing Director. These option grants fully vested in May 2006 and May 2007 respectively.

(7) In July 2007, Ms. Millard was granted 94,221 shares of restricted Class A Common Stock in connection with her employment agreement. This grant will vest ratably on each of July 17, 2008, 2009 and 2010. As of December 31, 2007, 94,221 shares were unvested.

(8) Ms. Marino became our President of Merchandising in June 2005. In connection with her employment agreement, Ms. Marino received a grant of 45,000 shares of restricted Class A Common stock. Of this grant, 29,700 shares have vested and the remaining 15,300 shares will vest on June 8, 2008. In February 2006, Ms. Marino received a grant of 12,500 shares of restricted Class A Common Stock, thirty-three percent of which vested on each of February 21, 2007 and February 21, 2008. The balance will vest on February 21, 2009. As of December 31, 2007, the 8,375 shares were unvested. In February 2007, Ms. Marino received a grant of 15,000 shares of restricted Class A Common Stock, of which 33% vested on January 1, 2008 and the balance will vest ratably on January 1, 2009 and January 1, 2010. In addition, in 2007, Ms. Marino elected to convert $50,000 of her 2006 annual cash bonus into restricted stock units representing $57,500 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the date of adoption of the Company's Bonus Conversion Policy, 3,026 restricted stock units were granted. Thirty-three percent of the 15% premium represented by these restricted stock units vested on February 27, 2008 and the balance will vest ratably on February 27, 2009 and February 27, 2010, and the shares underlying the total restricted stock unit award will be delivered in the same increments. As of December 31, 2007, 3,026 shares were unvested. In April 2007, Ms. Marino received a grant of 20,000 shares of restricted Class A Common stock. This grant will vest ratably on April 27, 2008, 2009 and 2010.

(9) In January 2005, Ms. Towey received a grant of 15,625 shares of restricted Class A Common Stock. Fifty percent of this grant vested on each of January 1, 2007 and 2008. As of December 31, 2007, 7,813 shares were unvested. On February 21, 2006, Ms. Towey received a grant of 12,500 shares of restricted Class A Common Stock. Thirty-three percent of this grant vested on each of February 21, 2007 and 2008 and the remaining 34% will vest on February 21, 2009. As of December 31, 2007, 8,375 shares were unvested. In addition, in February 2007, Ms. Towey received a grant of 12,500 shares of restricted Class A Common Stock. Thirty-three percent of this grant vested on January 1, 2008 and the balance will vest ratably on each of January 1, 2009 and 2010.

OPTION EXERCISES AND STOCK VESTED DURING 2007

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (1) ($)
Susan Lyne	—	—	57,801	$743,601
Howard Hochhauser	—	—	6,600	95,304
Martha Stewart	—	—	—	—
Wenda Harris Millard	—	—	533	9,860
Robin Marino	—	—	18,975	342,853
Gael Towey	—	—	11,937	251,712
Lauren Stanich	—	—	46,250	801,831
John Cuti	—	—	25,900	338,513

(1) Value realized was calculated by multiplying (i) the number of shares vested by (ii) the closing price of the Class A Common Stock on the date of vesting.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Ms. Lyne

Ms. Lyne is entitled to payments upon termination by the Company without "cause" or by Ms. Lyne with "good reason," each as defined in her employment agreement, including such termination in connection with a change in control of the Company. Under Ms. Lyne's employment agreement, she would receive four times her annual salary and acceleration of the vesting of her unvested equity awards in the event of such a severance. As of December 31, 2007, these payments would entitle her to a lump sum payment of $3,600,000 in salary and the vesting of 15,838 restricted shares she acquired in lieu of part of her 2005 bonus, valued at $146,818 using the closing price of our Class A Common Stock of $9.27 on December 31, 2007. In addition, Ms. Lyne elected to convert $100,000 of her 2006 annual cash bonus into restricted stock units representing $115,000 of value, or 115% of the converted portion, pursuant to the Company's Bonus Conversion Policy. Based on a per share value of $19.00, the closing price on the business day immediately preceding the adoption of the Company's Bonus Conversion Policy, 6,053 restricted stock units were granted. The 6,053 restricted stock units have a value of $56,111 using the closing price of our Class A Common Stock of $9.27 on December 31, 2007. Ms. Lyne also would receive benefits for up to two years, valued at $24,495 using COBRA rates for medical, dental, vision and life insurance coverage. The total value of all the foregoing payments and benefits would be $3,827,424. These calculations indicate that Ms. Lyne would not be subject to an excise tax and that we would not owe Ms. Lyne an additional tax gross up payment. This arrangement was negotiated at the time of execution of the employment agreement and reflects what the Company believed to be fair potential benefits in order to attract and retain Ms. Lyne.

Ms. Stewart

Under our employment agreement with Ms. Stewart, if Ms. Stewart is terminated without "cause" or terminates her employment for "good reason," she will be entitled to a lump sum payment equal to the sum of: base salary through the date of termination and accrued vacation pay through the date of termination ($69,231 assuming at termination the vacation accrual as of December 31, 2007 and no

unpaid accrued salary); three times her base salary (or $2,700,000); and the higher of (1) $5,000,000 or (2) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the agreement, which would be a payment of $5,000,000. We will also continue to provide Ms. Stewart for the greater of the remaining term of the agreement or three years following the date of termination, the same medical, hospitalization, dental and life insurance programs to which she was otherwise entitled under the agreement. The cost of these benefits for three years would be $19,165 at COBRA rates. The total of these potential payments is $7,788,396. We would also continue to provide Ms. Stewart with the use of automobiles, staff and offices for three years.

In addition, in the event of a termination of employment of the type described above, Ms. Stewart would be entitled to receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing certain of the marks licensed to us under our Intellectual Property License and Preservation Agreement with her. For more information regarding this license agreement, see "Certain Relationships and Related Party Transactions – Transactions with Martha Stewart – Intellectual Property License Agreement."

Ms. Millard

Ms. Millard is entitled to payments upon termination by the Company without "cause" or by Ms. Millard with "good reason," each as defined in her employment agreement. As of December 31, 2007, these payments would entitle her to a lump sum payment of 18 months of salary (or $825,000) and the vesting of 94,221 restricted shares she has acquired, which shares are valued at $873,429 using the closing price of our Class A Common Stock of $9.27 on December 31, 2007. Ms. Millard also would receive benefits for up to 18 months, valued at $26,425 using COBRA rates for medical, dental, vision and life insurance coverage. The total value of all the foregoing payments and benefits would be $1,732,354. However, as of December 31, 2007, Ms. Millard would have been required to return to the Company $300,000 of her signing bonus. This arrangement was negotiated at the time of execution and reflects what the Company believed to be fair potential benefits in order to attract and retain Ms. Millard.

All Other NEOs

All of our other NEOs were covered by the Martha Stewart Living Omnimedia, Inc. 2005 Executive Severance Pay Plan on December 31, 2007. We have adopted a new plan, the 2008 Executive Severance Pay Plan, which is now in effect and offers less severance pay to NEOs, aligning their potential payments with those negotiated with Ms. Millard. The 2005 Executive Pay Plan was implemented to assist in the retention of key executives by providing them with a higher degree of financial security in the event of their termination of employment. As participants under either plan, any of our NEOs (excluding Ms. Stewart, Ms. Lyne and Ms. Millard) will generally be eligible to receive severance benefits under the plan in the event he or she terminates his or her employment for good reason or if his or her employment is terminated by us other than for cause or disability. "Good Reason" is a defined term in the plan and generally includes specified job-related diminutions, such as reductions in title, duties or compensation, and required relocation.

The severance benefits under the 2005 Executive Severance Pay Plan consisted of the following:

- payment of a pro-rata target bonus (based on the elapsed portion of the year of termination) in a lump sum;
- continued payment of base salary until the first anniversary of the executive's termination of employment;
- a bonus payment equal to 100% of the executive's target annual bonus payable as salary continuation over the one-year period following the termination of employment;

- immediate vesting of all of the executive's outstanding equity awards;
- continuation of coverage under our health and life insurance plans (on the same terms and conditions as actively employed employees) until the first anniversary of the executive's termination of employment (or, if earlier, until the executive becomes eligible for benefits of the same type under a plan of a subsequent employer); and
- up to $30,000 of outplacement benefits.

Under their respective agreement or severance plans, as the case may be, our NEOs (other than Ms. Stewart, Ms. Lyne and Ms. Millard) had the following dollar value of potential benefits upon termination, assuming a December 31, 2007 severance date under our 2005 Executive Severance Pay Plan:

Howard Hochhauser:	$1,184,681
Robin Marino:	$1,906,584
Gael Towey:	$1,413,971

Ms. Stanich

Ms. Stanich, our former President of Publishing, left the Company in July 2007 and executed a separation agreement in connection with the Company's 2005 Executive Severance Pay Plan. As a result, she received $986,538, representing a pro-rata bonus, payment of her base salary for one year and a one-time bonus payment equal to 100% of her annual bonus target. The severance arrangement also included vesting of all her outstanding equity awards, as a result of which she received 33,282 shares (18,706 shares net of taxes). She also received outplacement benefits up to a maximum of $30,000 and $6,804 in COBRA expenses.

Mr. Cuti

Mr. Cuti, our former General Counsel made a base salary of $400,000. He left the Company in August 2007 and pursuant to a separation agreement received a severance payment of $370,000 cash and accelerated vesting of all his outstanding options and restricted stock awards as a result of which he received 25,900 shares (13,313 shares net of taxes). He also received $5,180 in COBRA expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of March 24, 2008 (unless otherwise noted), information relating to the beneficial ownership of our common stock by (1) each person known by us to own beneficially more than 5% of the outstanding shares of either class of our common stock, (2) each of our directors, (3) each of the NEOs and (4) all of our current executive officers and directors as a group.

Unless another address is indicated, beneficial owners listed here may be contacted at our corporate address. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as otherwise indicated, each person has sole voting and investment power over the shares shown in this table. A person is also deemed to be the beneficial owner of any securities with respect to which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be beneficial owner of the same securities as is the case with Martha Stewart, Alexis Stewart and the Martha Stewart Family Limited Partnership ("MSFLP") in the table below. Additionally, we have assumed the conversion of shares of Class B Common Stock into shares of Class A Common Stock for purposes of listing Martha Stewart's, Alexis Stewart's and the

MSFLP's ownership of Class A Common Stock, but not in calculating the percentage of Class A Common Stock for any other holder or for calculating Martha Stewart's, Alexis Stewart's and the MSFLP's ownership of Class B Common Stock.

Shares of Class B Common Stock may be converted on a one-for-one basis into shares of Class A Common Stock at the option of the holder. The percentage of votes for all classes is based on one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock.

BENEFICIAL OWNERSHIP

Name	Class A Common Stock		Class B Common Stock		% Total Voting Power
	Shares	%	Shares	%	
Martha Stewart	28,822,959 (1)	53.2	26,690,125	100.0	91.4 (2)
Alexis Stewart	28,751,254 (3)	53.1	26,690,125	100.0	91.4
Martha Stewart Family Limited Partnership	27,440,125 (4)	51.0	26,690,125	100.0	91.0 (2)
Mazama Capital Management Inc. One Southwest Columbia Street Suite 1500 Portland, OR 97259	4,950,848 (5)	18.2	—	—	*
Charlotte Beers	—	*	—	—	*
Rick Boyko	57,717 (6)	*	—	—	*
Michael Goldstein	53,692 (7)	*	—	—	*
Charles Koppelman	821,688 (8)	3.0	—	—	*
Thomas Siekman	46,544 (9)	*			
Todd Slotkin	—	*	—	—	*
Susan Lyne	617,696 (10)	2.2	—	—	*
Howard Hochhauser	57,365 (11)	*	—	—	*
Wenda Harris Millard	158,703 (12)	*	—	—	*
Robin Marino	90,923 (13)	*	—	—	*
Gael Towey	178,480 (14)	*	—	—	*
Lauren Stanich	— (15)	*	—	—	*
John Cuti	— (16)	*	—	—	*
All directors and executive officers as a group (13 persons)	2,160,324 (17)	7.7	—	—	*

* The percentage of shares or voting power beneficially owned does not exceed 1%.

(1) These shares include (i) 5,100 shares of the Class A Common Stock held by Ms. Stewart, (ii) 300,000 shares of the Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. Also includes (a) 750,000 shares of Class A Common Stock held by the MSFLP, of which Ms. Stewart is the sole general partner, (b) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, (c) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee and (d) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which Ms. Stewart is the sole director and as to which she has shared voting and dispositive power. In addition, Martha Stewart may be deemed to beneficially own

1,000,000 shares of Class A Common Stock held by the Martha and Alexis Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(2) Assumes no shares of Class B Common Stock are converted into shares of Class A Common Stock. Total voting power of the Company consists of all outstanding shares of Class A Common Stock (having one vote per share) and all outstanding Class B Common Stock (having 10 votes per share).

(3) Includes 6,029 shares of Class A Common Stock, owned directly by Alexis Stewart, of which 5,428 are subject to forfeiture, and as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 1,000,000 shares of Class A Common Stock held by the Martha and Alexis Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 27,745,225 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby the MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. These shares include the following: (i) 5,100 shares of the Class A Common Stock held by Martha Stewart, (ii) 300,000 shares of Class A Common Stock, owned by Martha Stewart that are subject to exercisable options, (iii) 750,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and (iv) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4) Consists of (i) 26,690,125 shares of the Class B Common Stock, each of which is convertible at the option of the holder into one share of the Class A Common Stock, and all of which are held by MSFLP, and (ii) 750,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5) This information is based on a Schedule 13G filed with the SEC with respect to the Class A Common Stock as of December 31, 2007. Pursuant to the Schedule 13G, Mazama Capital Management, Inc. has sole voting power with respect to 2,784,050 of the shares and sole dispositive power with respect to all of the shares.

(6) Consists of 10,217 shares of Class A Common Stock and options to acquire 47,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(7) Consists of 6,192 shares of Class A Common Stock and options to acquire 47,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8) Consists of 482,546 shares of Class A Common Stock and options to acquire 339,142 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Of the 482,546 shares of Class A Common Stock reported, 25,000 shares are subject to forfeiture.

(9) Consists of 17,377 shares of Class A Common Stock, and options to acquire 29,167 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days.

(10) Consists of 192,696 shares of Class A Common Stock and exercisable options to acquire 425,000 shares of Class A Common Stock. Of the 192,696 shares of Class A Common Stock reported, 12,094 shares are subject to forfeiture.

(11) Consists of 55,365 shares of Class A Common Stock and exercisable options to acquire 2,000 shares of Class A Common Stock. Of the 55,365 shares of Class A Common Stock reported, 38,803 shares are subject to forfeiture.

(12) Consists of 111,203 shares of Class A Common Stock and options to acquire 47,500 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Of the 111,203 shares of Class A Common Stock reported, 109,221 shares are subject to forfeiture.

(13) Consists of 90,923 shares of Class A Common Stock. Of the 90,923 shares of Class A Common Stock reported, 66,627 are subject to forfeiture.

(14) Consists of 157,480 shares of Class A Common Stock and exercisable options to acquire 21,000 shares of Class A Common Stock. Of the 157,480 shares of Class A Common Stock reported, 27,625 are subject to forfeiture.

(15) Ms. Stanich was President of Publishing of the Company until July 13, 2007.

(16) Mr. Cuti was General Counsel of the Company until August 24, 2007.

(17) Consists of 1,201,515 shares of Class A Common Stock and option to acquire 958,809 shares of Class A Common Stock that are exercisable or will become exercisable within 60 days. Of the 1,201,515 shares of Class A Common Stock reported, 347,870 are subject to forfeiture.

The following table sets forth certain information regarding our equity compensation plans as of December 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation plans approved by security holders:			
Options (1)	1,723,200 (2)	$19.01	n/a
Restricted shares and restricted share units (3)	961,364 (4)	n/a	n/a
Total	2,684,564	n/a	4,993,205 (5)
Equity Compensation plans not approved by security holders:			
Warrants	416,667 (6)	$12.59	n/a
Total	3,101,231	n/a	n/a

(1) Reflects options under our Employee Stock Plan and Non-Employee Director Stock Plan. We adopted and made grants under the MSLO LLC Nonqualified Class A LLC Unit/Stock Option Plan in November 1997 (the "1997 Plan"). In connection with our initial public offering, the 509,841 LLC unit options then outstanding were converted into options to purchase 1,997,374 shares of the Class A Common Stock. All options granted under the 1997 Plan have now been exercised or expired.

(2) 113,688 options included in this figure are subject to performance based vesting criteria.

(3) The Company routinely issues restricted stock as equity compensation pursuant to the terms of its equity compensation plans. As a result, the table includes data with respect to shares of restricted stock and restricted share units that have been granted to more fully illustrate the balances under its equity compensation plans.

(4) 69,103 restricted shares and restricted share units included in this figure are subject to performance based vesting criteria.

(5) Represents total number of shares reserved for issuance under the Employee Stock Plan and the Non-Employee Director Stock Plan, less options and restricted stock issued under any of these plans, plus any forfeited awards and tax shares returned to such plans. There are no shares available for issuance under the 1997 Plan.

(6) Warrant to purchase 833,333 shares was exercised in part in January 2007. The 416,666 shares represented by the remainder of this warrant became fully vested in July 2007.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Such persons are required by the SEC rules to furnish us with copies of all such forms they file. Based solely on a review of the copies of such forms furnished to us and/or written representations that no additional forms were required, we believe that all our officers, directors and greater than 10% beneficial owners timely filed all such required forms with respect to 2007 transactions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES REGARDING TRANSACTIONS WITH RELATED PERSONS

Historically, including in 2007, we had our officers, directors and significant stockholders answer a questionnaire asking them if they knew of any transactions from which parties related to any such individuals have benefited. Our executives and directors were, and are, prohibited from allowing such relationships to affect they way they perform their duties. They also are required to disclose information regarding work with related parties to our executive office, which, in turn, will provide information to the Audit Committee as appropriate to assess the validity of any such transaction.

On February 23, 2007, the Company adopted written related person transaction policies and procedures to further the goal of ensuring that any related person transaction is properly reviewed, approved or ratified, if appropriate, and fully disclosed in accordance with applicable rules and regulations. The policies and procedures involve the evaluation of any transactions or arrangements between the Company and any related person (including but not limited to directors, director nominees, executive officers, greater than 5% stockholders and the immediate family members of each of these groups) or any entity in which any related person has a direct or indirect material interest.

Under the related party policies and procedures, the directors, executive officers and employees of the Company are responsible for identifying and reporting any proposed transaction with a related person. Pursuant to these policies and the Company's Code of Ethics, if any director, officer or employee becomes aware of any transaction or arrangement that has taken place, may be taking place or may be about to take place involving the Company and any related person, that person is required immediately to bring the matter to the attention of the Company's General Counsel. The General Counsel then makes the determination of whether such transaction or arrangement is a "related person transaction." For purposes of this determination, a related person transaction is any transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness), or any series of similar transactions, arrangements or relationships, in which (i) the aggregate amount involved will or may be expected to exceed $120,000, (ii) the Company is a participant and (iii) any related person has or will have a direct or indirect material interest, although we do not consider compensation paid to an officer or director solely in connection with their services in such capacity as a "related person transaction." Any related person transaction will be presented by the General Counsel to the Audit Committee for its review. The Audit Committee will then meet, in person or by telephone, to review and discuss the proposed transaction. If the transaction involves a member of the Audit Committee, that Audit Committee member will not participate in the action regarding whether to approve or ratify the transaction.

The policies and procedures provide that all related person transactions are to be disclosed in the Company's filings to the extent required by the rules and regulations of the SEC and the NYSE.

TRANSACTIONS WITH MARTHA STEWART

Location Rental Agreement

On September 18, 2007, we entered into a letter agreement with Ms. Stewart extending our location rental agreement with her. The location rental agreement, dated September 17, 2004 had a three-year term relating to our use of various properties owned by her. We have historically made extensive use of these properties for television filming and photography, and also for research and development of content and products and various other commercial purposes. The location rental agreement, as extended pending negotiation of a new agreement, provides for annual payments to Ms. Stewart of $500,000, which increases to $750,000 in years in which we produce any original network, cable or syndicated television show for which Ms. Stewart serves as on-air talent. In 2007, Ms. Stewart received $750,000 pursuant to the agreement. Until such time as we enter into a new location rental agreement with Ms. Stewart, the Company will be permitted to continue to exercise its rights under the terms of the 2004 agreement.

Under the terms of the current agreement, in the event that Ms. Stewart's employment is terminated without cause, or she terminates employment for good reason, we will be obligated to pay any remaining amount and we will lose our access to these properties.

Ms. Stewart will reimburse us approximately $100,000 for certain services provided in 2007 by our personnel, primarily in connection with MS Real Estate Management Company.

Intellectual Property License Agreement

We have entered into an Intellectual Property License and Preservation Agreement with Ms. Stewart that, as of the time of our initial public offering, replaced a prior non-perpetual license agreement entered into in February 1997. Under the terms of the current license agreement, Ms. Stewart granted us an exclusive, worldwide, perpetual royalty-free license to use her name, likeness, image, voice and signature for our products and services. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we generally have the right to develop and register in our name trademarks that incorporate the Martha Stewart name, such as Martha Stewart Living, and to use exclusively these marks in our business. If Ms. Stewart ceases to control us, we will continue to have those rights, including the right to use those marks for any new business as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Stewart ceases to control us. In connection with the changes in Ms. Stewart's position and responsibilities in June 2003 and subsequently, Ms. Stewart agreed that these changes would not be deemed to constitute a cessation of control for purpose of the license agreement.

In the event that we terminate Ms. Stewart's employment without cause or she terminates her employment for good reason, each as defined in her employment agreement, the license will cease to be exclusive and we will be limited in our ability to create new marks incorporating her name, likeness, image, publicity and signature. In these circumstances, Ms. Stewart would receive the right to use her name in other businesses that could directly compete with us, including with our magazine, television and merchandising businesses. In addition, if Ms. Stewart's employment terminates under these circumstances, Ms. Stewart would receive in perpetuity a royalty of 3% of the revenues we derive from any of our products or services bearing any of the licensed marks. The intellectual property license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. The term of the license is perpetual; however, Ms. Stewart may terminate the license if we fail to make the royalty payments described above.

Split-Dollar Life Insurance Agreement

In 2001, we entered into a split-dollar life insurance agreement with Ms. Stewart and the MS Partnership, a partnership controlled by Ms. Stewart, pursuant to which we agreed to pay a significant portion of the premiums on a whole life insurance policy insuring Ms. Stewart. The policy is owned by and benefits the MS Partnership. We will be repaid the cumulative premium payments made by us under the arrangement upon the earlier of Ms. Stewart's death or the voluntary termination of the arrangement by Ms. Stewart out of the policies' existing surrender value at the time of prepayment. In 2002, the arrangement was amended such that the Company would not be obligated to make further premium payments unless legislation permits such payments. As of the date of the final payment, the aggregate amount paid by the Company under this arrangement was $2,238,000.

OTHER RELATIONSHIPS

Ms. Margaret Christiansen, Ms. Stewart's sister-in-law, is a Senior Vice President, Business Manager of MSO and received approximately $197,000 as compensation in 2007. Ms. Alexis Stewart, Ms. Stewart's daughter, works for us as radio talent and as a merchandising and publishing adviser. Alexis Stewart was paid approximately $256,500 as compensation in 2007. The Company employs Ms. Jennifer Koppelman, the daughter of Charles Koppelman, Chairman of the Board of the Company, as radio talent. Ms. Koppelman was paid approximately $129,000 for her services in 2007. Ms. Laura Plimpton, Ms. Stewart's sister, was hired in October 2007 as an editor of our Internet blog. Her base salary is $80,000, of which she earned a pro-rated amount of approximately $18,500 in 2007.

REPORT OF THE AUDIT COMMITTEE

The primary purpose of the Audit Committee is to assist the Board in monitoring the integrity of our financial statements, our independent auditor's qualifications and independence, the performance of our independent auditor and our compliance with legal and regulatory requirements. The Board, in its business judgment, has determined that all members of the Committee are "independent," as required by listing standards of the NYSE applicable to Audit Committee members.

Management is responsible for the preparation, presentation and integrity of MSO's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditor for MSO's 2007 fiscal year, Ernst & Young LLP, was responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

In performing its oversight role, the Audit Committee has, among other things covered in its charter, reviewed and discussed the audited financial statements with management and the independent auditor. The Audit Committee has also discussed with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees,* as currently in effect. The Committee has received the written disclosures and the letter from the independent auditor required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as currently in effect. The Audit Committee has also considered whether the provision of non-audit services by the independent auditor is compatible with maintaining the auditor's independence and has discussed with the auditor the auditor's independence.

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to in this report and in the charter, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not necessarily experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditor. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations, efforts and discussions referred to above do not assure that the audit of MSO's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Ernst & Young LLP is in fact "independent."

Members of the Audit Committee

Todd Slotkin
Rick Boyko
Thomas Siekman

The Audit Committee report above does not constitute "soliciting material" and will not be deemed "filed" or incorporated by reference into any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate our SEC filings by reference, in whole or in part, notwithstanding anything to the contrary set forth in those filings.

INDEPENDENT PUBLIC ACCOUNTANTS

Ernst & Young LLP has served as our independent accounting firm since May 7, 2002. In performing its oversight role, the Audit Committee will review whether to retain Ernst & Young LLP as our independent accounting firm for the 2008 fiscal year as part of its regular process of recommending an independent auditor to the Board. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will be given an opportunity to make a statement if he or she so chooses and is expected to be available to respond to appropriate questions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for each of 2007 and 2006 and the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for those years, and fees billed for audit-related services, tax services and all other services rendered by Ernst & Young LLP for each of fiscal 2007 and 2006.

	2007	2006
(1) Audit fees (a)	$805,000	$775,000
(2) Audit-related fees (b)	72,000	84,663
(3) Tax fees (c)	117,568	77,865
(4) All other fees	—	—

(a) Audit fees include charges for audits of financial statements and internal controls over financial reporting.

(b) Principally for audits of the financial statements of the Company's 401(k) employee benefit plan and other miscellaneous accounting and auditing matters.

(c) Principally for corporate income tax compliance ($79,933 and $26,000 in 2007 and 2006, respectively), tax audits (no charges in 2007 and $9,700 in 2006) and miscellaneous tax matters ($37,635 and $42,165 in 2007 and 2006, respectively).

All audit-related services, tax services and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Audit and Non-Audit Services Pre-Approval Policy provides for pre-approval of audit, audit-related and tax services specifically described by the Audit Committee on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. The policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services.

ANNUAL REPORTS

Upon written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, we will provide without charge to each person requesting a copy of our 2007 Annual Report on Form 10-K, including the financial statements and financial statement schedules filed therewith. We will furnish a requesting stockholder with any exhibit not contained therein upon specific request. Our Annual Report on Form 10-K is not proxy soliciting material.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. The Company and some brokers will therefore send a single Notice and set of proxy materials to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive separate proxy solicitation materials or if you are receiving multiple copies of the proxy solicitation materials and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 11 West 42nd Street, New York, New York 10036, (212) 827-8000.

PROPOSALS OF STOCKHOLDERS

We currently intend to hold our next annual meeting in May 2009. Stockholders who intend to have a director nomination or proposal considered for inclusion in our proxy materials for presentation at the 2009 Annual Meeting of Stockholders must submit the director nomination or proposal to us at our principal executive offices, addressed to our Corporate Secretary, no later than December 8, 2008. Assuming that the 2009 Annual Meeting of Stockholders is held no more than 30 days before, and no more than 60 days after, the anniversary date of the Company's 2008 Annual Meeting of Stockholders, stockholders who intend to present a proposal at the 2009 Annual Meeting of Stockholders without inclusion of such proposal in our proxy materials are required to provide us notice of such proposal no later than March 23, 2009 or earlier than February 19, 2009. In the event that the date of the 2009 Annual Meeting of Stockholders is more than 30 days before, or more than 60 days after, such anniversary date, notice of any such proposal must be provided to us no later than the later of the 60th day prior to the date of the 2009 Annual Meeting of Stockholders or the tenth day following the first public announcement of the date of the meeting or earlier than the close of business in the 90th day prior to the date of the 2009 Annual Meeting of Stockholders. Additionally, stockholders must comply with other applicable requirements contained in our by-laws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements contained in our by-laws and applicable laws.

OTHER MATTERS

Our Board has no knowledge of any other matters to be presented at the Annual Meeting other than those described herein. If any other business properly comes before the stockholders at the Annual Meeting, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion.

YOUR VOTE IS IMPORTANT. OUR BOARD URGES YOU TO VOTE VIA INTERNET, TELEPHONE OR BY MARKING, DATING, SIGNING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.

If you have any questions or need assistance in voting your shares, please contact Martha Stewart Living Omnimedia, Inc. at (212) 827-8455.

New York, New York
April 7, 2008

APPENDIX A

MARTHA STEWART LIVING OMNIMEDIA, INC.

OMNIBUS STOCK AND OPTION COMPENSATION PLAN

TABLE OF CONTENTS

			Page
SECTION 1.	INTRODUCTION		A-1
SECTION 2.	DEFINITIONS		A-1
	(a)	"Affiliate"	A-1
	(b)	"Award"	A-1
	(c)	"Award Agreement"	A-1
	(d)	"Board"	A-1
	(e)	"Cashless Exercise"	A-1
	(f)	"Cause"	A-2
	(g)	"Change in Control"	A-2
	(h)	"Code"	A-3
	(i)	"Committee"	A-3
	(j)	"Common Stock"	A-3
	(k)	"Company"	A-3
	(l)	"Consultant"	A-3
	(m)	"Covered Employees"	A-3
	(n)	"Director"	A-3
	(o)	"Disability"	A-3
	(p)	"Employee"	A-3
	(q)	"Exchange Act"	A-4
	(r)	"Exercise Price"	A-4
	(s)	"Fair Market Value"	A-4
	(t)	"Fiscal Year"	A-4
	(u)	"Immediate Family"	A-4
	(v)	"Incentive Stock Option" or "ISO"	A-4
	(w)	"Key Service Provider"	A-4
	(x)	"Non-Employee Director"	A-4
	(y)	"Nonstatutory Stock Option" or "NSO"	A-4
	(z)	"Option"	A-4
	(aa)	"Optionee"	A-4
	(bb)	"Parent"	A-5
	(cc)	"Participant"	A-5
	(dd)	"Performance Goals"	A-5
	(ee)	"Performance Period"	A-5
	(ff)	"Person"	A-5
	(gg)	"Plan"	A-5
	(hh)	"Re-Price"	A-5
	(ii)	"SAR Agreement"	A-5
	(jj)	"SEC"	A-5
	(kk)	"Section 16 Persons"	A-5
	(ll)	"Securities Act"	A-5

			Page
	(mm)	"Service"	A-5
	(nn)	"Share"	A-6
	(oo)	"Stock Appreciation Right" or "SAR"	A-6
	(pp)	"Stock Grant"	A-6
	(qq)	"Stock Grant Agreement"	A-6
	(rr)	"Stock Option Agreement"	A-6
	(ss)	"Stock Unit"	A-6
	(tt)	"Stock Unit Agreement"	A-6
	(uu)	"Subsidiary"	A-6
	(vv)	"10-Percent Stockholder"	A-6
SECTION 3.		ADMINISTRATION	A-6
	(a)	Committee Composition	A-6
	(b)	Authority of the Committee	A-7
SECTION 4.		GENERAL	A-7
	(a)	General Eligibility	A-7
	(b)	Incentive Stock Options	A-7
	(c)	Restrictions on Shares	A-7
	(d)	Beneficiaries	A-8
	(e)	Performance Conditions	A-8
	(f)	No Rights as a Stockholder	A-8
	(g)	Termination of Service	A-8
	(h)	Director Fees	A-8
SECTION 5.		SHARES SUBJECT TO PLAN AND SHARE LIMITS	A-8
	(a)	Basic Limitation	A-8
	(b)	Additional Shares	A-9
	(c)	Dividend Equivalents	A-9
	(d)	Share Limits	A-9
		(i) Limits on Options	A-9
		(ii) Limits on SARs	A-9
		(iii) Limits on Stock Grants and Stock Units	A-9
		(iv) Application of Limits to Key Service Providers in Multiple Roles	A-9
	(e)	Non-Employee Directors	A-9
SECTION 6.		TERMS AND CONDITIONS OF OPTIONS	A-9
	(a)	Stock Option Agreement	A-9
	(b)	Number of Shares	A-9
	(c)	Exercise Price	A-9
	(d)	Exercisability and Term	A-10
	(e)	Payment for Option Shares	A-10
		(i) Surrender of Stock	A-10
		(ii) Cashless Exercise	A-10
		(iii) Other Forms of Payment	A-10

		Page
(f)	Modifications or Assumption of Options	A-10
(g)	Assignment or Transfer of Options	A-10
SECTION 7.	TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS	A-10
(a)	SAR Agreement	A-10
(b)	Number of Shares	A-11
(c)	Exercise Price	A-11
(d)	Exercisability and Term	A-11
(e)	Exercise of SARs	A-11
(f)	Modification or Assumption of SARs	A-11
(g)	Assignment or Transfer of SARs	A-11
SECTION 8.	TERMS AND CONDITIONS FOR STOCK GRANTS	A-12
(a)	Time, Amount and Form of Awards	A-12
(b)	Stock Grant Agreement	A-12
(c)	Payment for Stock Grants	A-12
(d)	Vesting Conditions	A-12
(e)	Assignment or Transfer of Stock Grants	A-12
(f)	Voting and Dividend Rights	A-12
(g)	Modification or Assumption of Stock Grants	A-12
SECTION 9.	TERMS AND CONDITIONS OF STOCK UNITS	A-12
(a)	Stock Unit Agreement	A-12
(b)	Number of Shares	A-13
(c)	Payment for Awards	A-13
(d)	Vesting Conditions	A-13
(e)	Form and Time of Settlement of Stock Units	A-13
(f)	Voting and Dividend Rights	A-13
(g)	Creditors' Rights	A-13
(h)	Modification or Assumption of Stock Units	A-13
(i)	Assignment or Transfer of Stock Units	A-13
SECTION 10.	PROTECTION AGAINST DILUTION	A-13
(a)	Adjustments	A-13
(b)	Participant Rights	A-14
(c)	Fractional Shares	A-14
SECTION 11.	EFFECT OF A CHANGE IN CONTROL	A-14
(a)	Change in Control	A-14
(b)	Acceleration	A-14
(c)	Dissolution	A-14
SECTION 12.	LIMITATIONS ON RIGHTS	A-15
(a)	Participant Rights	A-15
(b)	Stockholders' Rights	A-15
(c)	Regulatory Requirements	A-15

		Page
SECTION 13.	WITHHOLDING TAXES	A-15
(a)	General	A-15
(b)	Share Withholding	A-15
SECTION 14.	DURATION AND AMENDMENTS	A-16
(a)	Term of the Plan	A-16
(b)	Right to Amend or Terminate the Plan	A-16

MARTHA STEWART LIVING OMNIMEDIA, INC.
OMNIBUS STOCK AND OPTION COMPENSATION PLAN

SECTION 1. INTRODUCTION.

On April 1, 2008 the Board adopted this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan, which shall become effective upon its approval by the Company's stockholders (the "Effective Date"). If this Plan is approved by the Company's stockholders, this Plan will supersede the Martha Stewart Living Omnimedia, Inc. Amended and Restated 1999 Stock Incentive Plan and the Amended and Restated Martha Stewart Living Omnimedia, Inc. Non-Employee Director Stock and Option Compensation Plan (the "Prior Plans") effective as of the Effective Date such that no further awards shall be made under the Prior Plans on or after such date. However, this Plan will not, in any way, affect awards under the Prior Plans that are outstanding as of the Effective Date. A total of 10,000,000 shares of Common Stock will be available for issuance under this Plan. As of March 24, 2008, the Prior Plans had approximately 1,850,000 shares of Common Stock available for issuance under the plans, not including shares that were subject to outstanding awards under the plans. This means that, if this Plan is approved and the Prior Plans are cancelled, the total net effect will be an increase of approximately 8,150,000 shares of Common Stock that will become available for issuance under the Company's stock plans. If the Company's stockholders do not approve this Plan, no Awards will be made under this Plan and the Prior Plans will continue in effect in accordance with their terms.

The purpose of this Plan is to promote the long-term success of the Company and the creation of stockholder value by offering Key Service Providers the opportunity to share in such long-term success by acquiring equity in the Company. The Plan seeks to achieve this purpose by providing for discretionary long-term incentive Awards in the form of Options (which may be Incentive Stock Options or Nonstatutory Stock Options), Stock Appreciation Rights, Stock Grants and Stock Units.

The Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions). Capitalized terms shall have the meaning provided in Section 2 unless otherwise provided in this Plan or any related Award Agreement.

SECTION 2. DEFINITIONS.

(a) "Affiliate" means any entity other than a Parent or Subsidiary, controlled by, controlling or under common control with, the Company and designated by the Committee from time to time as such.

(b) "Award" means an Option, SAR, Stock Grant or Stock Unit.

(c) "Award Agreement" means any Stock Option Agreement, SAR Agreement, Stock Grant Agreement or Stock Unit Agreement.

(d) "Board" means the Board of Directors of the Company, as constituted from time to time.

(e) "Cashless Exercise" means a program approved by the Committee in which payment of the aggregate Exercise Price of an Option and/or satisfaction of any applicable withholding obligations may be made, all or in part, with Shares subject to the Award, including, but not limited to, by delivery (on a form prescribed by the Committee) of an irrevocable direction to a securities broker to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate Exercise Price and, if applicable, the amount necessary to satisfy the Company's withholding obligations (such that the Participant receives Shares upon exercise or settlement of the Award, net of those Shares that must be withheld or sold to satisfy the aggregate Exercise Price and, if applicable, the Company's withholding obligations).

(f) "Cause" means, except as may otherwise be provided in a Participant's employment agreement or Award Agreement, (i) Participant's willful failure to perform his or her duties and responsibilities to the Company or material violation of a written Company policy; (ii) Participant's commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to the Company; (iii) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Committee and shall be conclusive and binding on the Participant. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's Service at any time as provided in Section 12(a), and the term "Company" will be interpreted to include any Parent, Subsidiary, Affiliate, or any successor thereto, if appropriate.

(g) "Change in Control" means the consummation of any of the following transactions:

(i) the acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of both (A) thirty percent (30%) or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Power") and (B) more than both the Outstanding Company Common Stock and the Outstanding Company Voting Power owned or controlled directly or indirectly by Martha Stewart and/or her controlled affiliates, heirs, estate, legal representative and/or beneficiaries (collectively, "Stewart"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company, (2) any acquisition by the Company, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company or (4) any acquisition by any corporation pursuant to a transaction which complies with clauses (1), (2) and (3) of subsection (iii) of this Section 2(g); or

(ii) individuals who, as of the effective date of the Plan, constitute the Board (the "Incumbent Board") cease for any reason not to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the effective date of the Plan whose election, or nomination for election by the Company's stockholders, was approved by Martha Stewart and her controlled affiliates (so long as such affiliates are controlled by her) at a time when such entities controlled at least a majority of the Outstanding Company Voting Power or by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless, following such Business Combination: (1) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Power immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the

Company's assets either directly or through one or more subsidiaries), (2) in the event that Stewart does not own or control at least fifty percent (50%) of the Outstanding Company Voting Power upon the consummation of the Business Combination, no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, twenty percent (20%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation (and such amount exceeds the amount owned or controlled by Stewart) except to the extent that such person had such ownership of the Outstanding Company Common Stock or Outstanding Company Voting Power immediately prior to the Business Combination and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv) approval by the shareholders of the Company or a complete liquidation or dissolution of the Company.

A transaction shall not constitute a Change in Control if its sole purpose is to change the place of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(h) "Code" means the Internal Revenue Code of 1986, as amended, and the regulations and interpretations promulgated thereunder.

(i) "Committee" means a committee described in Section 3.

(j) "Common Stock" means the Company's Class A common stock, par value $.01 per share.

(k) "Company" means Martha Stewart Living Omnimedia, Inc., a Delaware corporation.

(l) "Consultant" means an individual or entity who provides bona fide services to the Company, a Parent, a Subsidiary or an Affiliate, other than services as an Employee, Director or Non-Employee Director. For purposes of clarity, an individual may be eligible under the Plan both as a Consultant and as a Non-Employee Director.

(m) "Covered Employees" means those persons identified by the Company who are or who may be subject to the limitations of Code Section 162(m).

(n) "Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is also an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Director and as an Employee.

(o) "Disability" means that the Participant is classified as disabled under the long-term disability policy of the Company or, if no such policy applies, the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

(p) "Employee" means any individual who is an employee of the Company, a Parent, a Subsidiary or an Affiliate. For purposes of clarity, an individual may be eligible under the Plan both as an Employee and as a Director.

(q) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(r) "Exercise Price" means, in the case of an Option, the amount for which a Share may be purchased upon exercise of such Option, as specified in the applicable Stock Option Agreement. "Exercise Price," in the case of a SAR, means an amount, as specified in the applicable SAR Agreement, which is subtracted from the Fair Market Value in determining the amount payable upon exercise of such SAR.

(s) "Fair Market Value" means the market price of a Share as determined in good faith by the Committee. Such determination shall be conclusive and binding on all persons. The Fair Market Value shall be determined by the following:

(i) If the Shares are admitted to trading on any established national stock exchange or market system on the date in question then the Fair Market Value shall be equal to the closing sales price for such Shares as quoted on such national exchange or system on such date; or

(ii) if the Shares are admitted to quotation or are regularly quoted by a recognized securities dealer but selling prices are not reported on the date in question, then the Fair Market Value shall be equal to the mean between the bid and asked prices of the Shares reported for such date.

In each case, the applicable price shall be the price reported in The Wall Street Journal or such other source as the Committee deems reliable; provided, however, that if there is no such reported price for the Shares for the date in question, then the Fair Market Value shall be equal to the price reported on the last preceding date for which such price exists. If neither (i) or (ii) are applicable, then the Fair Market Value shall be determined by the Committee in good faith on such basis as it deems appropriate.

(t) "Fiscal Year" means the Company's fiscal year.

(u) "Immediate Family" means, except as otherwise defined by the Committee, any child, sibling, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, sister-in-law, or brother-in-law, including adoptive relationships, any person sharing the employee's household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) own more than fifty percent (50%) or more of the voting interests.

(v) "Incentive Stock Option" or "ISO" means an incentive stock option described in Code Section 422.

(w) "Key Service Provider" means an Employee, Director, Non-Employee Director and/or Consultant who has been selected by the Committee to receive an Award under the Plan.

(x) "Non-Employee Director" means a member of the Board, or a member of the Board of Directors of any Parent, Subsidiary or Affiliate, who is not an Employee. For purposes of clarity, an individual may be eligible under the Plan both as a Non-Employee Director and as a Consultant.

(y) "Nonstatutory Stock Option" or "NSO" means a stock option that is not an ISO.

(z) "Option" means an ISO or NSO granted under the Plan entitling the Optionee to purchase Shares.

(aa) "Optionee" means an individual, estate or other entity that holds an Option.

(bb) "Parent" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(cc) "Participant" means an individual or estate or other entity that holds an Award.

(dd) "Performance Goals" means an objective formula or standard determined by the Committee with respect to each Performance Period utilizing one or more of the following factors and any objectively verifiable adjustment(s) thereto permitted and pre-established by the Committee in accordance with Code Section 162(m): (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales, (vii) revenue; (viii) expenses; (ix) cost of goods sold; (x) profit/loss or profit margin; (xi) working capital; (xii) return on capital, equity or assets; (xiii) earnings per share; (xiv) economic value added; (xv) price/earnings ratio; (xvi) stock price; (xvii) price/earnings ratio; (xviii) debt or debt-to-equity; (xix) accounts receivable; (xx) writeoffs; (xxi) cash; (xxii) assets; (xxiii) liquidity; (xxiv) operations; (xxv) intellectual property (e.g., patents); (xxvi) product development; (xxvii) regulatory activity; (xxviii) manufacturing, production or inventory; (xxix) mergers, acquisitions, investments or divestitures; (xxx) financings and/or (xxxi) customer satisfaction, each with respect to the Company and/or one or more of its Parent, Subsidiaries, Affiliates or operating units. Awards that are not intended to comply with Code Section 162(m) may take into account other factors (including subjective factors).

(ee) "Performance Period" means any period not exceeding seven (7) years as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants and the Committee may establish concurrent or overlapping Performance Periods.

(ff) "Person" means any individual, entity or group within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act.

(gg) "Plan" means this Martha Stewart Living Omnimedia, Inc. Omnibus Stock and Option Compensation Plan as it may be amended from time to time.

(hh) "Re-Price" means that the Company has lowered or reduced the Exercise Price of outstanding Options and/or outstanding SARs for any Participant(s) in any manner, including through amendment, cancellation or replacement grants, or any other means.

(ii) "SAR Agreement" means the agreement described in Section 7 evidencing a Stock Appreciation Right.

(jj) "SEC" means the Securities and Exchange Commission.

(kk) "Section 16 Persons" means those officers, directors or other persons who are subject to 16 of the Exchange Act.

(ll) "Securities Act" means the Securities Act of 1933, as amended.

(mm) "Service" means service as an Employee, Director, Non-Employee Director or Consultant. A Participant's Service does not terminate if he or she is an Employee and goes on a bona fide leave of

absence that was approved by the Company in writing and the terms of the leave provide for continued service crediting, or when continued service crediting is required by applicable law. However, for purposes of determining whether an Option is entitled to continuing ISO status, an Employee's Service will be treated as terminating ninety (90) days after such Employee went on leave, unless such Employee's right to return to active work is guaranteed by law or by a contract. Service terminates in any event when the approved leave ends, unless such Employee immediately returns to active work. Further, unless otherwise determined by the Committee, a Participant's Service will not terminate merely because of a change in the capacity in which the Participant provides service to the Company, a Parent, Subsidiary or Affiliate, or a transfer between entities (the Company or any Parent, Subsidiary, or Affiliate); provided that there is no interruption or other termination of Service.

(nn) "Share" means one share of Common Stock.

(oo) "Stock Appreciation Right" or "SAR" means a stock appreciation right awarded under the Plan.

(pp) "Stock Grant" means Shares awarded under the Plan.

(qq) "Stock Grant Agreement" means the agreement described in Section 8 evidencing a Stock Grant.

(rr) "Stock Option Agreement" means the agreement described in Section 6 evidencing an Option.

(ss) "Stock Unit" means a bookkeeping entry representing the equivalent of one Share awarded under the Plan.

(tt) "Stock Unit Agreement" means the agreement described in Section 9 evidencing a Stock Unit.

(uu) "Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of this definition a "corporation" shall include an S corporation (as defined in Code Section 1361, a foreign corporation (as defined in Code 7701(a)(5)), a limited liability corporation that is treated as a corporation for all U.S. Federal tax purposes, and any other entity defined as a corporation pursuant to Code Section 7701(a)(3) and Treasury Regulation Section 301.7701-2(b). A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(vv) "10-Percent Stockholder" means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding stock of the Company, its Parent or any of its Subsidiaries. In determining stock ownership, the attribution rules of Code Section 424(d) shall be applied.

SECTION 3. ADMINISTRATION.

(a) Committee Composition. The Board or a committee appointed by the Board shall administer the Plan. Any such committee shall generally have membership composition which enables (i) Awards to Section 16 Persons to qualify as exempt from liability under Section 16(b) of the Exchange Act and (ii) Awards to Covered Employees to qualify as performance-based compensation as provided under Code Section 162(m). However, the Board may also appoint one or more separate committees, each composed of one or more directors of the Company who need not qualify under Rule 16b-3 or Code Section 162(m), that may administer the Plan with respect to Key Service Providers who are not

Section 16 Persons or Covered Employees, respectively, may grant Awards under the Plan to such Key Service Providers and may determine all terms of such Awards. Members of any such committee shall serve for such period of time as the Board may determine and shall be subject to removal by the Board at any time. The Board may also at any time terminate the functions of the committee and reassume all powers and authority previously delegated to the committee. Notwithstanding the foregoing, the Board shall administer the Plan with respect to all Awards granted to Non-Employee Directors. The Board and any committee appointed to administer the plan is referred to herein as the "Committee".

(b) Authority of the Committee. Subject to the provisions of the Plan, the Committee shall have the full authority, in its sole discretion, to take any actions it deems necessary or advisable for the administration of the Plan. Such actions shall include:

(i) selecting Key Service Providers who are to receive Awards under the Plan;

(ii) determining the type, number, vesting requirements and other features and conditions of such Awards;

(iii) amending any outstanding Awards;

(iv) accelerating the vesting, or extending the post-termination exercise term, of Awards at any time and under such terms and conditions as it deems appropriate;

(v) interpreting the Plan and any Award Agreement;

(vi) correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Award Agreement;

(vii) adopting such rules or guidelines as it deems appropriate to implement the Plan;

(viii) making all other decisions relating to the operation of the Plan; and

(ix) adopting such plans or subplans as may be deemed necessary or appropriate to provide for the participation by employees of the Company, its Parent, Subsidiaries and Affiliates who reside outside of the U.S., which plans and/or subplans shall be attached hereto as Appendices.

The Committee's determinations under the Plan shall be final and binding on all persons.

SECTION 4. GENERAL.

(a) General Eligibility. Only Employees, Directors, Non-Employee Directors and Consultants shall be eligible to participate in the Plan.

(b) Incentive Stock Options. Only Key Service Providers who are Employees of the Company, a Parent or a Subsidiary shall be eligible for the grant of ISOs. In addition, a Key Service Provider who is a 10-Percent Stockholder shall not be eligible for the grant of an ISO unless the requirements set forth in Code Section 422(c)(5) are satisfied.

(c) Restrictions on Shares. Any Shares issued pursuant to an Award shall be subject to such rights of repurchase, rights of first refusal and other transfer restrictions as the Committee may determine, in its sole discretion. Such restrictions shall apply in addition to any restrictions that may apply to holders of Shares generally and shall also comply to the extent necessary with applicable law. In no event shall the Company be required to issue fractional Shares under this Plan.

(d) Beneficiaries. Unless stated otherwise in an Award Agreement and then only to the extent permitted by applicable law, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant's death any vested Award(s) shall be transferred or distributed to the Participant's estate.

(e) Performance Conditions. The Committee may, in its discretion, include performance conditions in an Award. If performance conditions are included in Awards to Covered Employees and such Awards are intended to qualify as "performance-based compensation" under Code Section 162(m), then such Awards will be subject to the achievement of Performance Goals with respect to a Performance Period established by the Committee. Such Awards shall be granted and administered pursuant to the requirements of Code Section 162(m). Before any Shares underlying an Award or any Award payments are released to a Covered Employee with respect to a Performance Period, the Committee shall certify in writing that the Performance Goals for such Performance Period have been satisfied. Awards with performance conditions that are granted to Key Service Providers who are not Covered Employees need not comply with the requirements of Code Section 162(m).

(f) No Rights as a Stockholder. A Participant, or a transferee of a Participant, shall have no rights as a stockholder with respect to any Common Stock covered by an Award until such person has satisfied all of the terms and conditions to receive such Common Stock, has satisfied any applicable withholding or tax obligations relating to the Award and the Shares have been issued (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company).

(g) Termination of Service. Unless the applicable Award Agreement or, with respect to a Participant who resides in the U.S., the applicable employment agreement provides otherwise, the following rules shall govern the vesting, exercisability and term of outstanding Awards held by a Participant in the event of termination of such Participant's Service (in all cases subject to the maximum term of the Option and/or SAR as applicable): (i) if Service is terminated for Cause, then all unexercised Options and/or SARs, unvested portions of Stock Units and unvested portions of Stock Grants shall terminate and be forfeited immediately without consideration; (ii) if Service is terminated for any reason other than for Cause, death or Disability, then the vested portion of his or her then-outstanding Options and/or SARs may be exercised by such Participant or his or her personal representative within three (3) months after the date of such termination; or (iii) if Service is terminated due to death or Disability, the vested portion of his or her then-outstanding Options and/or SARs may be exercised within twelve (12) months after the date of such termination.

(h) Director Fees. The Board may, in its sole and absolute discretion, permit each Non-Employee Director to elect to receive a Stock Grant or Stock Unit under the Plan in lieu of payment of all or a specified portion of his or her directors' fees based on the Fair Market Value of the Shares on the date any directors' fees would otherwise be paid. Any amount of directors' fees not elected to be received as a Stock Grant or Stock Unit shall be payable in cash in accordance with the Company's standard payment procedures. Shares granted under this Section 4(h) shall otherwise be subject to the terms of the Plan applicable to Non-Employee Directors or to Participants generally (other than provisions specifically applying only to Employees).

SECTION 5. SHARES SUBJECT TO PLAN AND SHARE LIMITS.

(a) Basic Limitation. The stock issuable under the Plan shall be authorized but unissued Shares or treasury shares. The aggregate number of Shares reserved for Awards under the Plan is 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(b) Additional Shares. If Awards are forfeited or are terminated for any reason before vesting or being exercised, then the Shares underlying such Awards shall again become available for Awards under the Plan. SARs to be settled in Shares shall be counted in full against the number of Shares available for issuance under the Plan, regardless of the number of Shares issued upon settlement of the SARs. If Awards are settled in cash, the Shares that would have been delivered had there been no cash settlement shall not be counted against the Shares available for issuance under the Plan.

(c) Dividend Equivalents. Any dividend equivalents distributed under the Plan shall not reduce the number of Shares available for Awards.

(d) Share Limits.

(i) Limits on Options. No Key Service Provider shall receive Options during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10. The aggregate maximum number of Shares that may be issued in connection with ISOs shall be 10,000,000 Shares, subject to adjustment pursuant to Section 10.

(ii) Limits on SARs. No Key Service Provider shall receive SARs during any Fiscal Year covering in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iii) Limits on Stock Grants and Stock Units. No Key Service Provider shall receive Stock Grants or Stock Units during any Fiscal Year covering, in the aggregate, in excess of 1,500,000 Shares, subject to adjustment pursuant to Section 10.

(iv) Application of Limits to Key Service Providers in Multiple Roles. For purposes of clarity, if any Key Service Provider provides services to the Company, a Parent, Subsidiary or Affiliate in more than one role and each such role would separately make such Key Service Provider eligible for Awards under the Plan, then the limits set forth in this Section 5(d) shall apply separately to each such role.

(e) Non-Employee Directors. No Non-Employee Directors shall receive Awards during any Fiscal Year covering, in the aggregate, in excess of 200,000 Shares; provided that any Awards received in consideration of such Non-Employee Directors' service as a Consultant or pursuant to an election under Section 4(h) shall not count against such limit.

SECTION 6. TERMS AND CONDITIONS OF OPTIONS.

(a) Stock Option Agreement. Each Option granted under the Plan shall be evidenced and governed exclusively by a Stock Option Agreement between the Optionee and the Company. Such Option shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan and that the Committee deems appropriate for inclusion in a Stock Option Agreement. The provisions of the various Stock Option Agreements entered into under the Plan need not be identical. The Stock Option Agreement shall specify whether the Option is an ISO or an NSO.

(b) Number of Shares. Each Stock Option Agreement shall specify the number of Shares that are subject to the Option, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each Stock Option Agreement shall specify the Option's Exercise Price which shall be established by the Committee and is subject to adjustment in accordance with Section 10. The Exercise Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value (one hundred ten percent (110%) for an ISO granted to a 10-Percent Stockholder) on the date of grant.

(d) Exercisability and Term. Each Stock Option Agreement shall specify the date when all or any installment of the Option is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). The Stock Option Agreement shall also specify the maximum term of the Option; provided that the maximum term of an Option shall in no event exceed ten (10) years from the date of grant. A Stock Option Agreement may provide for accelerated vesting in connection with certain events. Notwithstanding any other provision of the Plan or the Stock Option Agreement, no Option can be exercised after the expiration date provided in the applicable Stock Option Agreement.

(e) Payment for Option Shares. The Exercise Price of an Option shall be paid in cash at the time of exercise, except as follows and if so provided for in the applicable Stock Option Agreement:

(i) Surrender of Stock. Payment of all or any part of the Exercise Price may be made with Shares which have already been owned by the Optionee; provided that the Committee may, in its sole discretion, require that Shares tendered for payment be previously held by the Optionee for a minimum duration (e.g., to avoid financial accounting charges to the Company's earnings).

(ii) Cashless Exercise. Payment of all or a part of the Exercise Price may be made through Cashless Exercise.

(iii) Other Forms of Payment. Payment may be made in any other form that is consistent with applicable laws, regulations and rules and approved by the Committee.

In the case of an ISO granted under the Plan, except to the extent permitted by applicable law, payment shall be made only pursuant to the express provisions of the applicable Stock Option Agreement. In the case of an NSO granted under the Plan, the Committee may, in its discretion at any time, accept payment in any form(s) described in this Section 6(e).

(f) Modifications or Assumption of Options. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding options or may accept the cancellation of outstanding options (whether granted by the Company or by another issuer) in return for the grant of new Options for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of an Option shall, without the consent of the Optionee, impair his or her rights or obligations under such Option and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding Options.

(g) Assignment or Transfer of Options. No Option or interest therein shall be transferred, assigned, pledged or hypothecated by the Optionee during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonstatutory Stock Option, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Optionee's Immediate Family. An Option may be exercised, subject to the terms of the Plan and the applicable Stock Option Agreement, only by the Optionee, the guardian or legal representative of the Optionee, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such Option is transferred pursuant to this paragraph.

SECTION 7. TERMS AND CONDITIONS OF STOCK APPRECIATION RIGHTS.

(a) SAR Agreement. Each SAR granted under the Plan shall be evidenced by a SAR Agreement between the Participant and the Company. Such SAR shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. An SAR Agreement may provide for a maximum limit on the amount of any payout notwithstanding the Fair Market Value on

the date of exercise of the SAR. The provisions of the various SAR Agreements entered into under the Plan need not be identical. SARs may be granted in consideration of a reduction in the Participant's compensation.

(b) Number of Shares. Each SAR Agreement shall specify the number of Shares to which the SAR pertains, which number is subject to adjustment in accordance with Section 10.

(c) Exercise Price. Each SAR Agreement shall specify the Exercise Price, which is subject to adjustment in accordance with Section 10. A SAR Agreement may specify an Exercise Price that varies in accordance with a predetermined formula while the SAR is outstanding. The Exercise Price of a SAR shall not be less than one hundred percent (100%) of the Fair Market Value on the date of grant.

(d) Exercisability and Term. Each SAR Agreement shall specify the date when all or any installment of the SAR is to become exercisable and/or may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). The SAR Agreement shall also specify the maximum term of the SAR which shall not exceed ten (10) years from the date of grant. A SAR Agreement may provide for accelerated exercisability in connection with certain events. SARs may be awarded in combination with Options or Stock Grants, and such an Award shall provide that the SARs will not be exercisable unless the related Options or Stock Grants are forfeited. A SAR may be included in an ISO only at the time of grant but may be included in an NSO at the time of grant or at any subsequent time, but not later than six months before the expiration of such NSO. Notwithstanding any other provision of the Plan or the SAR Agreement, no SAR can be exercised after the expiration date provided in the applicable SAR Agreement.

(e) Exercise of SARs. If, on the date an outstanding and otherwise exercisable SAR expires, the Exercise Price under such SAR is less than the Fair Market Value on such date but any vested portion of such SAR has not been exercised or surrendered, then such SAR shall automatically be deemed to be exercised as of such date with respect to such vested portion. Upon exercise of a SAR, the Participant (or any person having the right to exercise the SAR after Participant's death) shall receive from the Company (i) Shares, (ii) cash or (iii) any combination of Shares and cash. The amount of cash and/or the Fair Market Value of Shares received upon exercise of SARs shall, in the aggregate, be equal to the amount by which the Fair Market Value (on the date of surrender) of the Shares subject to the SARs exceeds the Exercise Price of the Shares.

(f) Modification or Assumption of SARs. Within the limitations of the Plan, the Committee may modify, extend or assume outstanding SARs or may accept the cancellation of outstanding stock appreciation rights (including stock appreciation rights granted by another issuer) in return for the grant of new SARs for the same or a different number of Shares and at the same or a different Exercise Price. Notwithstanding the preceding sentence or anything to the contrary, no modification of a SAR shall, without the consent of the Participant, impair his or her rights or obligations under such SAR and, unless there is approval by the Company stockholders, the Committee may not Re-Price outstanding SARs.

(g) Assignment or Transfer of SARs. No SAR or interest therein shall be transferred, assigned, pledged or hypothecated by the Participant during his or her lifetime, whether by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family. A SAR may be exercised, subject to the terms of the Plan and the applicable SAR Agreement, only by the Participant, the guardian or legal representative of the Participant, a beneficiary designated pursuant to Section 4(d) below, or any person to whom such SAR is transferred pursuant to this paragraph.

SECTION 8. <u>TERMS AND CONDITIONS FOR STOCK GRANTS.</u>

(a) Time, Amount and Form of Awards. Awards under this Section 8 may be granted in the form of a Stock Grant. A Stock Grant may be awarded in combination with NSOs, and such an Award may provide that the Stock Grant will be forfeited in the event that the related NSOs are exercised.

(b) Stock Grant Agreement. Each Stock Grant awarded under the Plan shall be evidenced and governed exclusively by a Stock Grant Agreement between the Participant and the Company. Each Stock Grant shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions that are not inconsistent with the Plan that the Committee deems appropriate for inclusion in the applicable Stock Grant Agreement. The provisions of the Stock Grant Agreements entered into under the Plan need not be identical.

(c) Payment for Stock Grants. Stock Grants may be issued with or without cash consideration under the Plan.

(d) Vesting Conditions. Each Stock Grant may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Grant Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Grant Agreement may provide for accelerated vesting in connection with certain events.

(e) Assignment or Transfer of Stock Grants. No unvested Stock Grant shall be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

(f) Voting and Dividend Rights. The holder of a Stock Grant awarded under the Plan shall have the same voting, dividend and other rights as the Company's other stockholders. A Stock Grant Agreement, however, may require that the holder of such Stock Grant invest any cash dividends received in additional Shares subject to the Stock Grant. Such additional Shares and any Shares received as a dividend pursuant to the Stock Grant shall be subject to the same conditions and restrictions as the Stock Grant with respect to which the dividends were paid. Such additional Shares subject to the Stock Grant shall not reduce the number of Shares available for issuance under Section 5, including the limitations set forth in Sections 5(d) and (e).

(g) Modification or Assumption of Stock Grants. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Grants or may accept the cancellation of outstanding stock grants (including stock granted by another issuer) in return for the grant of new Stock Grants for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Grant shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Grant.

SECTION 9. <u>TERMS AND CONDITIONS OF STOCK UNITS.</u>

(a) Stock Unit Agreement. Each Stock Unit granted under the Plan shall be evidenced by a Stock Unit Agreement between the Participant and the Company. Such Stock Units shall be subject to all applicable terms of the Plan and may be subject to any other terms that are not inconsistent with the Plan. The provisions of the various Stock Unit Agreements entered into under the Plan need not be identical. Stock Units may be granted in consideration of a reduction in the Participant's other compensation.

(b) Number of Shares. Each Stock Unit Agreement shall specify the number of Shares to which the Stock Unit pertains, which number is subject to adjustment in accordance with Section 10.

(c) Payment for Awards. To the extent that an Award is granted in the form of Stock Units, no cash consideration shall be required of the Award recipients.

(d) Vesting Conditions. Each Stock Unit may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Stock Unit Agreement which may include time-based vesting or performance-based vesting (including Performance Goals pursuant to Section 4(e)). A Stock Unit Agreement may provide for accelerated vesting in connection with certain events.

(e) Form and Time of Settlement of Stock Units. Settlement of vested Stock Units may be made in the form of (a) cash, (b) Shares or (c) any combination of both. Methods of converting Stock Units into cash may include (without limitation) a method based on the average Fair Market Value of Shares over a series of trading days. Vested Stock Units may be settled in a lump sum or in installments. The distribution may occur or commence when the vesting conditions applicable to the Stock Units have been satisfied or have lapsed, or it may be deferred, in accordance with applicable law, to any later date. The amount of a deferred distribution may be increased by an interest factor or by dividend equivalents.

(f) Voting and Dividend Rights. The holders of Stock Units shall have no voting rights. Prior to settlement or forfeiture, any Stock Unit awarded under the Plan may, at the Committee's discretion, carry with it a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all cash dividends paid on one Share while the Stock Unit is outstanding. Dividend equivalents may be converted into additional Stock Units. Settlement of dividend equivalents may be made in the form of cash, in the form of Shares, or in a combination of both. Prior to distribution, any dividend equivalents which are not paid shall be subject to the same conditions and restrictions as the Stock Units to which they attach.

(g) Creditors' Rights. A holder of Stock Units shall have no rights other than those of a general creditor of the Company. Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Stock Unit Agreement.

(h) Modification or Assumption of Stock Units. Within the limitations of the Plan, the Committee may modify or assume outstanding Stock Units or may accept the cancellation of outstanding stock units (including stock units granted by another issuer) in return for the grant of new Stock Units for the same or a different number of Shares. Notwithstanding the preceding sentence or anything to the contrary, no modification of a Stock Unit shall, without the consent of the Participant, impair his or her rights or obligations under such Stock Unit.

(i) Assignment or Transfer of Stock Units. Stock Units shall not be transferred, anticipated, assigned, attached, garnished, optioned, transferred or made subject to any creditor's process, whether voluntarily, involuntarily or by operation of law or otherwise, or be made subject to execution, attachment or similar process, other than (i) by will or by the laws of descent and distribution, or (ii) as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to such Participant's Immediate Family.

SECTION 10. PROTECTION AGAINST DILUTION.

(a) Adjustments. In the event of a subdivision of the outstanding Shares, a declaration of a dividend payable in Shares, a declaration of a dividend payable in a form other than Shares in an amount that has a material effect on the price of Shares, a recapitalization, a combination or

consolidation of the outstanding Shares (by reclassification or otherwise) into a lesser number of Shares, an extraordinary corporate transaction, such as any merger, consolidation, separation (including a spin-off), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, the Committee shall make appropriate and equitable adjustments in one or more of:

(i) the number of Shares and the kind of shares or securities available for future Awards under Section 5;

(ii) the limits on Awards specified in Section 5;

(iii) the number of Shares and the kind of shares or securities covered by each outstanding Award;

(iv) the Exercise Price under each outstanding SAR or Option;

(v) any applicable performance-based vesting provisions set forth in an outstanding Award, whether or not such provisions include Performance Goals or otherwise; or

(vi) any other term or provision of the Plan or any outstanding Award necessary to ensure that there is no increase or decrease in the value of Awards that may be issued under the Plan or the value of any outstanding Award.

(b) Participant Rights. Except as provided in this Section 10, a Participant shall have no rights by reason of any issue by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class. If by reason of an adjustment pursuant to this Section 10 a Participant's Award covers additional or different shares of stock or securities, then such additional or different shares and the Award in respect thereof shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares subject to the Award prior to such adjustment.

(c) Fractional Shares. Any adjustment of Shares pursuant to this Section 10 shall be rounded down to the nearest whole number of Shares. Under no circumstances shall the Company be required to authorize or issue fractional shares and no consideration shall be provided as a result of any fractional shares not being issued or authorized.

SECTION 11. EFFECT OF A CHANGE IN CONTROL.

(a) Change in Control. In the event of a Change in Control, except as otherwise provided in the applicable Award Agreement, the Committee may provide, in its sole discretion and without the Participant's consent, without limitation, for the assumption of outstanding Awards, the substitution of outstanding Awards with substantially the same terms by the surviving corporation or its parent, or the continuation of outstanding Awards by the Company (if the Company is a surviving corporation).

(b) Acceleration. Notwithstanding the foregoing or any other provision of the Plan to the contrary, except as otherwise provided in the applicable Award Agreement, the vesting of and, if applicable, ability to exercise any Award that is outstanding on the date a Change in Control is consummated shall accelerate such that such Awards shall be fully vested and, if applicable, exercisable on the date the Change in Control is consummated.

(c) Dissolution. To the extent not previously exercised or settled, Options, SARs and Stock Units shall terminate immediately prior to the dissolution or liquidation of the Company.

SECTION 12. LIMITATIONS ON RIGHTS.

(a) Participant Rights. A Participant's rights, if any, in respect of or in connection with any Award is derived solely from the discretionary decision of the Company to permit the individual to participate in the Plan and to benefit from a discretionary Award. By accepting an Award under the Plan, a Participant expressly acknowledges that there is no obligation on the part of the Company to continue the Plan and/or grant any additional Awards. Except as otherwise provided in any contractual arrangement with a U.S. Participant, any Award granted hereunder is not intended to be compensation of a continuing or recurring nature, or part of a Participant's normal or expected compensation, and in no way represents any portion of a Participant's salary, compensation, or other remuneration for purposes of pension benefits, severance, redundancy, resignation or any other purpose.

Neither the Plan nor any Award granted under the Plan shall be deemed to give any individual a right to remain an employee, consultant or director of the Company, a Parent, a Subsidiary or an Affiliate. The Company and its Parent, Subsidiaries and Affiliates reserve the right to terminate the Service of any person at any time, and for any reason, subject to applicable laws, the Company's Articles of Incorporation and Bylaws and any applicable written employment agreement (if any), and such terminated person shall be deemed irrevocably to have waived any claim to damages or specific performance for breach of contract or dismissal, compensation for loss of office, tort or otherwise with respect to the Plan or any outstanding Award that is forfeited and/or is terminated by its terms or to any future Award, except as is otherwise provided in any contractual arrangement with a U.S. Participant.

(b) Stockholders' Rights. Except as provided in Sections 8(f) and 9(f), a Participant shall have no dividend rights, voting rights or other rights as a stockholder with respect to any Shares covered by his or her Award prior to the issuance of such Shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company). No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such Shares are issued, except as expressly provided in Sections 9(f) and 10.

(c) Regulatory Requirements. Any other provision of the Plan notwithstanding, the obligation of the Company to issue Shares or other securities under the Plan shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Shares or other securities pursuant to any Award prior to the satisfaction of all legal requirements relating to the issuance of such Shares or other securities, to their registration, qualification or listing or to an exemption from registration, qualification or listing.

SECTION 13. WITHHOLDING TAXES.

(a) General. A Participant shall make arrangements satisfactory to the Company for the satisfaction of any tax or withholding obligations that arise in connection with his or her Award. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of Shares to be made pursuant to an Award granted under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and any other required deductions and the Company may take any such actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes and other deductions. The Company shall not be required to issue any Shares or make any cash payment under the Plan until such obligations are satisfied.

(b) Share Withholding. The Committee may permit a Participant to satisfy all or part of his or her withholding or income tax obligations by Cashless Exercise, by having the Company withhold all or a portion of any Shares that otherwise would be issued to him or her or by surrendering all or a portion



of any Shares that he or she previously acquired; provided that Shares withheld or previously owned Shares that are tendered shall not exceed the amount necessary to satisfy the Company's tax withholding obligations at the minimum statutory withholding rates, including, but not limited to, U.S. federal and state income taxes, payroll taxes and foreign taxes, if applicable, unless the previously owned Shares have been held for the minimum duration necessary to avoid financial accounting charges under applicable accounting guidance or as otherwise permitted by the Committee in its sole and absolute discretion. Any payment of taxes by assigning Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the SEC.

SECTION 14. DURATION AND AMENDMENTS.

(a) Term of the Plan. The Plan shall become effective upon its approval by the Company's stockholders. The Plan shall terminate on March 31, 2018 and may be terminated on any earlier date pursuant to this Section 14.

(b) Right to Amend or Terminate the Plan. The Board may amend or terminate the Plan at any time and for any reason. Any such termination of the Plan, or any amendment thereof, shall not impair any Award previously granted under the Plan. No Awards shall be granted under the Plan after the Plan's termination. An amendment of the Plan shall be subject to the approval of the Company's stockholders only to the extent such approval is required by applicable laws, regulations or rules.

